     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1999

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  MINIMED INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        95-4408171
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                            12744 SAN FERNANDO ROAD
                            SYLMAR, CALIFORNIA 91342
                                 (818) 362-5958
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ALFRED E. MANN
                         CHAIRMAN OF THE BOARD AND CEO
                                  MINIMED INC.
                            12744 SAN FERNANDO ROAD
                            SYLMAR, CALIFORNIA 91342
                                 (818) 362-5958
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

              ERIC S. KENTOR, ESQ.                           ROY J. SCHMIDT, JR., ESQ.
             SENIOR VICE PRESIDENT,                         GIBSON, DUNN & CRUTCHER LLP
         GENERAL COUNSEL AND SECRETARY                         333 SOUTH GRAND AVENUE
                  MINIMED INC.                             LOS ANGELES, CALIFORNIA 90071
            12744 SAN FERNANDO ROAD                                (213) 229-7000
            SYLMAR, CALIFORNIA 91342
                 (818) 362-5958

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES                            AGGREGATE OFFERING            AMOUNT OF
TO BE REGISTERED                                                  PRICE(1)              REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock............................................        $71,690,000                 $19,930
------------------------------------------------------------------------------------------------------------
Preferred Stock Purchase Rights.........................             --                        --
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS                Subject to completion, dated June 18, 1999
--------------------------------------------------------------------------------

1,000,000 SHARES
LOGO

COMMON STOCK

--------------------------------------------------------------------------------

This prospectus covers the sale of 1,000,000 shares of our common stock owned by Medtronic Asset Management, Inc. Medtronic may offer and sell these shares from time to time pursuant to this prospectus on terms, including price per share, to be determined at the time of sale. We will not receive any of the proceeds from the sale of the shares.

Our common stock is quoted on the Nasdaq National Market under the symbol "MNMD." On June 17, 1999, the last reported sale price of the common stock was $73.437 per share.

BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS JUNE   , 1999.

                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

     This summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully, and you should consider the information set forth under "Risk Factors."

     Some of the information in this prospectus contains forward-looking statements, including statements relating to the anticipated operating results, growth, financial resources, development of new products and markets, obtaining and maintaining regulatory approval, commercial acceptance of new products, expectations regarding competition from other companies and from other methods of treating medical conditions and our ability to manufacture and distribute our products. The forward-looking statements are based on assumptions, including assumptions of future events. It is likely that some of the assumptions will prove to be incorrect for reasons which include those set forth under "Risk Factors." The actual results and our financial position will vary from those projected or implied in the forward-looking statements, and the variances may be material.

                                  OUR BUSINESS

     We design, develop, manufacture, market and sell advanced microinfusion systems and continuous glucose monitoring systems for the intensive management of diabetes. Our primary goal is to continue to be an innovator in designing and bringing to market advanced medical devices for the treatment of diabetes. We are also using our drug delivery expertise to develop devices for the treatment of other chronic medical conditions. Our development efforts are focused on creating products which will offer patients a comprehensive and integrated approach to enhanced disease management.

     We have been selling external insulin infusion pumps and related supplies since 1983, and we believe we have established a reputation for quality and service associated with the MiniMed name. We believe that we are the leading provider of insulin infusion systems in the world, with a present market share in the United States of approximately 80% of new product sales. Our net sales of these external pumps and related disposables has grown at a compounded annual growth rate of 40.7% from $43.7 million in 1995 to $121.8 million in 1998. In turn, this growth has driven our overall net income from $2.3 million to $13.0 million over the same period. We intend to leverage our existing customer base and current distribution channels to introduce new products to satisfy more of our customers' needs and provide more complete diabetes management solutions.

COMPREHENSIVE DIABETES MANAGEMENT SOLUTION

     PROGRAMMABLE INSULIN PUMPS. The primary component of our insulin infusion systems is a small, lightweight external insulin pump, about the size of a pager, which is worn under the patient's clothing, on a belt, in a pocket, or elsewhere in order not to interfere with normal daily activities. The external insulin pump delivers small quantities of insulin in a controlled, programmable profile enabling patients to better control their glucose levels, reduce the serious consequences of diabetes and improve the quality of their lives. The primary market for our programmable insulin pumps is Type 1 diabetes patients, whose bodies fail to produce insulin.

     Our infusion systems include proprietary disposable products consisting of a medication reservoir and a range of infusion sets, most of which are labeled to be replaced every 48 to 72 hours. These disposable products provide us a continuing source of revenue from each patient using our pump. The current model of our insulin pumps has a retail cost of approximately $5,000, and a typical patient spends between $800 and $1,500 per year for disposables.

     We also have the exclusive worldwide marketing rights to an implantable programmable pump primarily for treatment of diabetes. This implantable insulin pump is similar in function to the external pump but is implanted under the skin in the abdomen and releases insulin directly into the peritoneal cavity, even more closely simulating normal pancreatic function. The implantable pump has not been approved for commercial distribution in the United States and will be available in the European Union only on a limited basis until the special insulin used with the pump is approved in the European Union.

     CONTINUOUS GLUCOSE MONITORING SYSTEMS. We are developing a series of continuous glucose monitoring systems which are capable of measuring and recording glucose levels every ten seconds, recording averages over five minute intervals, and providing alarms that will inform the patient when glucose levels become too high or too low. We believe that the recorded information will enable better disease management and significantly improve patient compliance. These systems rely on a very small, thin, pliable microsensor which is inserted into the subcutaneous tissue, just beneath the skin, generally in the abdomen or the upper arm, to detect glucose levels. We expect each sensor to last approximately three days, after which the patient would replace it with another sensor in a different location. One of our goals is to develop a system in which the sensor controls the infusion of insulin by a pump in a "closed loop" without the need for patient intervention, creating what is essentially an artificial pancreas.

     On June 15, 1999, the U.S. Food and Drug Administration approved a first generation continuous glucose monitoring system designed to be used by physicians in treating patients with diabetes. Patients can wear this initial model for several days to enable physicians to analyze retrospectively patients' glucose levels. Physicians will be able to use the information to modify patients' treatment, which may include the prescription or reprogramming of an insulin pump. Subject to receipt of a separate FDA approval, we intend to introduce a consumer model of the glucose monitoring system that would provide the patient with continuous glucose readings and enable us to compete in the worldwide market for glucose strips and meters which we estimate to be $3.0 billion.

     NEW DISPOSABLE INFUSION SYSTEM FOR TYPE 2 DIABETES. In June 1999, we entered into agreements with a division of Elan Corporation, plc to manufacture and market exclusively under our name a disposable, constant-flow infusion system developed by Elan to deliver insulin. This product is primarily targeted at insulin-using Type 2 diabetes patients, whose bodies produce insufficient quantities of insulin or fail to effectively metabolize glucose. We estimate that there are approximately 3 million insulin-using Type 2 diabetes patients in the United States. Our new system continuously infuses a pre-set amount of insulin. We believe this system will offer these patients better control of their glucose levels. In addition, because this system must be replaced approximately every three days, it will provide us with a recurring source of revenues. We will also manufacture the system for Elan and its other licensees for use with a variety of other pharmaceutical compounds. Before marketing, FDA approval will be required for the system.

     DISTRIBUTION OF LILLY INSULIN FOR PROGRAMMABLE PUMP USE. In February 1999, we entered into an agreement with Eli Lilly and Company giving us a worldwide exclusive license to package and sell a new formulation of Lilly's insulin lyspro for use with our programmable insulin infusion pumps. Before marketing, we will be required to obtain FDA approval for this product.

     NEW COMMUNICATIONS DEVICE. In order to enable patients and physicians to capture, analyze and store glucose and insulin data over discreet periods of time, we have developed a data collection system. This device enables physicians to download information from our pump and glucose sensor, allowing them to more closely manage a patient's treatment and better monitor the patient's compliance.

     ACQUISITION OF SUPPLY AND DISTRIBUTION BUSINESSES. In 1998, we acquired two U.S. distributors to enable us to more effectively distribute our products as well as other diabetes supplies domestically, such as the strips and meters used to monitor glucose levels. These businesses include a mail-order pharmacy operation that will enable us to sell the Lilly insulin lyspro by mail order to customers throughout the country.

THE DIABETES MARKET

     We believe that the most significant development in diabetes care in recent years was the completion in 1993 of a landmark $165.0 million, ten-year study conducted under the auspices of the National Institutes of Health. This study, which is commonly called the DCCT, established that the intensive management of diabetes -- three or more insulin injections daily or use of an insulin pump and frequent glucose monitoring -- can prevent or delay the onset of long-term consequences of diabetes. The total cost to the U.S. health care system of treating diabetics was estimated to be more than $98.0 billion in 1997. We believe that the DCCT has made greater numbers of health care professionals and patients aware of the importance of intensive management of diabetes. Other clinical studies have demonstrated that the use of insulin pumps offers better glucose control than multiple daily injections, with reduced acute complications. The American Diabetes Association, commonly known as the ADA, has estimated that diabetes affects approximately 16 million people in the United States or about 6% of the population.

     The ADA has estimated that there are approximately 800,000 to 1 million Type 1 patients in the United States. We believe that only approximately 7% of these patients currently use insulin pumps. One of our principal strategies is to expand the market for insulin pumps by educating physicians, patients, and third-party payors about the benefits of intensive management of diabetes and the benefits of pump therapy over injection therapy.

     Another major market for our products, principally our new disposable constant-flow infusion system, as well as our continuous glucose monitoring systems and other diabetic supplies, is the Type 2 diabetes market. We estimate, based on industry sources, that there are approximately 15 million people in the United States who have Type 2 diabetes, approximately 5.6% of the total population, and that approximately 3 million of these patients use insulin. Like Type 1 patients, Type 2 patients are also at risk for the long-term consequences of diabetes and benefit from closer management of their glucose levels. Also, a significant number of Type 2 patients experience a decline in their ability to metabolize glucose as they get older and could benefit from our programmable infusion systems.

USE OF OUR INFUSION PUMPS FOR OTHER MEDICAL CONDITIONS

     We have gained considerable expertise from our experience with insulin infusion, and we believe that this expertise can be applied to meet the complex delivery requirements of many other drugs. Many genetically engineered and manufactured proteins and peptides have delivery problems similar to insulin. We are exploring opportunities for applications of our delivery systems for other drugs with several biopharmaceutical companies and have entered into agreements with two companies. United Therapeutics Corporation and MiniMed are jointly designing and developing therapies for the treatment of pulmonary hypertension. We have an agreement with Trimeris, Inc. that relates to developing a therapy for HIV/AIDS. While we believe that these and other new applications of our infusion technology represent a significant opportunity for the future, our efforts in developing infusion systems for new applications are at a preliminary stage and involve new drugs which themselves must be approved in addition to the approval required for the use of our infusion system to deliver the drugs.

                               HOW TO CONTACT US

     Our principal executive offices are located at 12744 San Fernando Road, Sylmar, California 91342, and our telephone number is (818) 362-5958. We have begun construction of a new principal facility on the campus of California State University Northridge. We were incorporated in 1993 in Delaware.

                                  THE OFFERING

Common stock offered by the
  selling stockholder......  1,000,000 shares

Common stock to be
  outstanding after the
  offering.................  28,384,306

Nasdaq National Market
  symbol...................  MNMD

     We will not receive any proceeds from the sale of the common stock offered by the selling stockholder.

     The number of shares outstanding after the offering is based on the number of shares outstanding as of May 31, 1999 and excludes 4,211,146 shares issuable upon exercise of outstanding stock options with a weighted average exercise price of $17.88 and 2,000,000 shares which we propose to sell in an underwritten public offering in late June 1999.

     All share amounts in this prospectus give retroactive effect to a two-for-one stock split of our common stock paid on April 16, 1999.

     As used in this prospectus, the terms "we," "us," "our company," and "MiniMed" mean MiniMed Inc. and its subsidiaries.

     MiniMed(R), "Making a Difference in Diabetes(R)", Soft-set(R), QR(R), and Polyfin(R) are registered trademarks of ours. This prospectus also includes trademarks of other companies.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                            FISCAL YEAR
                              ----------------------------------------
                                  1996          1997          1998
                              ------------   -----------   -----------
                                             YEAR ENDED                     THREE MONTHS ENDED
                              ----------------------------------------   -------------------------
                              DECEMBER 27,   JANUARY 2,    JANUARY 1,     APRIL 3,      APRIL 2,
                                  1996          1998          1999          1998          1999
                              ------------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA
Net sales...................  $    76,396    $    99,492   $   138,577   $    26,366   $    40,911
Gross profit................       44,082         60,788        87,059        16,582        27,073
Operating expenses:
  Selling, general and
     administrative.........       32,101         41,237        57,059        11,391        17,499
  Research and
     development............        7,900          9,447        16,531         3,317         5,296
  Research and development
     contract...............           --             --        (6,000)       (1,500)       (1,500)
  Merger related expenses...           --          1,000            --            --            --
                              -----------    -----------   -----------   -----------   -----------
Operating income............        4,081          9,104        19,469         3,374         5,778
Net income..................  $     3,318    $     6,689   $    13,043   $     2,304   $     3,782
                              ===========    ===========   ===========   ===========   ===========
Basic earnings per share....  $      0.14    $      0.26   $      0.49   $      0.09   $      0.13
Basic weighted average
  shares outstanding........   23,882,000     25,810,000    26,880,000    26,562,000    28,148,000
                              -----------    -----------   -----------   -----------   -----------
Diluted earnings per
  share.....................  $      0.13    $      0.25   $      0.46   $      0.08   $      0.13
Diluted weighted average
  shares outstanding........   25,134,000     27,112,000    28,332,000    27,854,000    30,024,000
                              -----------    -----------   -----------   -----------   -----------

                                                                 ACTUAL
                                                              APRIL 2, 1999
                                                              -------------
BALANCE SHEET DATA
Cash and cash equivalents...................................   $    21,418
Working capital.............................................        87,499
Total assets................................................       160,900
Total stockholders' equity..................................       140,022

                                  RISK FACTORS
--------------------------------------------------------------------------------

     You should carefully consider the risks described below together with all of the other information included in or incorporated by reference into this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition or results of operation could be materially adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

OUR BUSINESS IS DEPENDENT UPON A NARROW PRODUCT LINE, AND A MORE EFFECTIVE FORM OF INSULIN DELIVERY AND ABSORPTION OR THE DEVELOPMENT OF AN ALTERNATIVE THERAPY FOR TYPE 1 DIABETES COULD MAKE OUR PRODUCTS OBSOLETE.

     Our revenues are currently derived primarily from the sale of external insulin pumps and related disposables for Type 1 diabetes. For fiscal 1998, these products accounted for 88% of our revenues. Our future success will depend to a large extent on growing acceptance of insulin infusion therapy for diabetes.

     A number of companies and medical researchers are pursuing new delivery devices, delivery technologies, procedures, drugs and bioengineered therapeutics for the prevention and treatment of Type 1 diabetes. If any of these technological innovations are successful, some or all of our products could be rendered obsolete or the market for our products could be adversely affected.

     Because the potential market for glucose sensors is so large, other companies are attempting to develop competitive continuous glucose sensors. Some companies are known to be attempting to develop non-invasive and minimally invasive glucose measurement systems. If any of these efforts are successful, the resulting products could have a material adverse effect on our glucose sensor program.

     Many of these companies working on alternative technologies for the prevention and treatment of diabetes and alternatives to our continuous glucose monitoring system have substantially greater financial, technical and marketing resources than we do.

WE EXPECT OUR OPERATING RESULTS TO FLUCTUATE, WHICH MAY CAUSE A DECLINE IN THE PRICE OF THE STOCK THAT YOU PURCHASE IN THIS OFFERING.

     The growth in our revenues and net income over the past several years has been significant. However, our operating results can be expected to fluctuate from time to time. Also, changes in the stock market generally could result in the stock of growth companies like ours trading at prices that reflect a lower multiple of earnings than presently prevails, and we cannot assure you that the value of any common stock which you purchase in this offering will not decline. Some of the factors which may cause these fluctuations include:

     - market acceptance of our existing products, as well as products in development;

     - the timing of regulatory approvals;

     - our ability to manufacture our products efficiently; and

     - the timing of our research and development expenditures.

IF WE ARE UNABLE TO CONTINUE TO DEVELOP AND MARKET NEW AND INNOVATIVE PRODUCTS, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.

     We are continually developing new products such as:

     - enhanced models of our insulin pumps;

     - several types of continuous glucose monitoring system products; and

     - new pump products to infuse drugs other than insulin.

In addition, we also plan to introduce an insulin infusion system primarily for people with Type 2 diabetes as well as a new formulation of Lilly's insulin lyspro for use with our programmable insulin infusion systems.

     Various hurdles remain in the development of these products, and the marketing of the products will require FDA and other regulatory approvals. The introduction of the various new products we contemplate will require a substantial increase in our organization, including marketing and sales and manufacturing personnel, as well as the addition of personnel in new areas of expertise. Finding and employing these new people will be a considerable challenge and presents a significant risk to our successful introduction and commercialization of these products. In addition, we will face significant challenges in manufacturing the new products in commercial quantities, particularly the formulation of Lilly's insulin lyspro and the constant-flow infusion system, products for which we have no manufacturing experience.

     We cannot assure you that we will be successful in developing, marketing or manufacturing these new products or that these products will be accepted by health care providers, patients and third-party payors.

WE FACE SUBSTANTIAL COMPETITION FROM OUR PRINCIPAL COMPETITOR AND POTENTIAL COMPETITION FROM OTHERS PURSUING TECHNOLOGIES FOR THE PREVENTION AND TREATMENT OF DIABETES.

     At present, we consider our primary competition in the Type 1 diabetes market to be insulin injection therapy. In the sale of external pumps, we compete with Disetronic Medical Systems AG, a Swiss company which introduced a competitive external insulin pump in the United States approximately eight years ago. A number of other companies have pursued the development of programmable external insulin pumps, and we have been advised that other programmable external insulin pumps have been developed. We cannot assure you that Disetronic or any of these other companies will not become more significant competitive factors in the future.

     In the sale of our disposable products, we have encountered competition from companies who manufacture disposables that can be used with our pumps. If any of these companies is successful in gaining significant market share, sales and margins of our disposable products could be materially adversely affected.

     Other companies are working on new, faster-acting insulin analogs or better, more stable insulin formulations. If any of these developments are successful, our sales of Eli Lilly and Company's insulin lyspro for infusion pumps could be adversely affected. Likewise the new insulin infusion system for Type 2 diabetes faces potential competition from new oral medications, inhaled insulin and possibly a cheaper constant-flow infusor technology.

     In undertaking to manufacture and sell a new formulation of Lilly's insulin lyspro for use with programmable insulin pumps, we will be competing with major drug companies and distribution organizations which are well established and have much greater financial and other resources than we do. Our insulin infusion system for Type 2 diabetes will compete with oral medications, which are currently available, and inhaled insulin, which may become available in the future. Although we think these new products of ours will offer significant advantages over these others therapies, we recognize that there is considerable risk in our efforts to compete with these therapies.

THE EXTENT OF REGULATION OF OUR BUSINESS BY THE FDA AND CORRESPONDING STATE AND FOREIGN AGENCIES RESULTS IN SIGNIFICANT UNCERTAINTY, DELAY AND EXPENSE IN INTRODUCING NEW PRODUCTS AND PRESENTS A CONTINUING RISK TO OUR ABILITY TO PRODUCE EXISTING PRODUCTS.

     Prior to commercial sale in the United States, products we own or distribute that are under development must be approved or cleared by the FDA. Securing those approvals and clearances may require the submission of extensive clinical data and supporting information to the FDA. The amount of information and the time required to obtain these approvals may be significantly greater than usual with respect to the implantable pump because the pump and the associated insulin may comprise a combined device/drug system, for which approval must be sought in a single application. See "Business -- Government Regulation." This may also be true with respect to the use of our external pump systems to deliver drugs other than insulin. The second generation model of our continuous glucose sensor monitoring system, which is being designed to be operated by patients, can be expected to require more data and take more time to be approved than the model designed for physician use.

     The new formulation of Lilly's insulin lyspro will require FDA approval. We have only limited experience in seeking regulatory approval for new drugs, and our ability to obtain approval and the timing of doing so are uncertain.

     Foreign governments also have review processes for new products that present many of the same risks.

     We cannot assure you that we will be able to obtain necessary regulatory approvals or clearances on a timely basis for any of our products under development. We also cannot assure you that Hoechst Marion Roussel, Inc., which we call Hoechst, will obtain regulatory approval on a timely basis for the insulin associated with our implantable pump. Delays in the receipt of these approvals or clearances, the failure to receive these approvals or clearances or the loss of any previously received approvals or clearances would have a material adverse effect on our business.

     Modifications to our cleared pumps that could significantly affect safety or effectiveness, or that constitute a major change in intended use, require a new FDA clearance. We have made modifications to our cleared devices for which we have concluded 510(k) clearance is not required. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) clearance. If the FDA requires us to seek 510(k) clearance for any modification, the FDA also may require us to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance. We are also required to adhere to FDA regulations setting forth requirements for Quality Systems Regulation, known as QSR, and similar regulations in other countries, which include extensive testing, control and documentation requirements. Manufacturers of the insulin and other drugs used in our infusion systems are subject to similar requirements. Failure to comply with applicable regulations could result in sanctions being imposed on us or on the manufacturers of the drugs used in our infusion systems, including fines, injunctions, civil penalties, failure of the government to grant approvals or clearances with respect to devices or drugs and delays, suspensions or withdrawals of these approvals or clearances. Other sanctions include seizures or recalls of products, the imposition of operating restrictions and criminal prosecution.

     FDA enforcement policy strictly prohibits the marketing of a medical device or drug for uses other than those for which the product has been approved or cleared, and product approvals and clearances can be withdrawn for failure to comply with regulatory standards or the occurrence of unforeseen problems following initial marketing.

WE HAVE LIMITED EXPERIENCE IN THE INTENSELY COMPETITIVE PRESCRIPTION DRUG AND DIABETES SUPPLIES DISTRIBUTION BUSINESS, AND THE VIABILITY OF OUR PLAN FOR THIS SEGMENT OF OUR BUSINESS IS UNCERTAIN.

     We entered into the prescription drug business and the diabetes supplies distribution business with recent acquisitions. We have limited experience in these lines of business, both of which are subject to intense competition from entities such as:

     - national mail order pharmacies;

     - local and national retail pharmacies;

     - managed care companies; and

     - other diabetes supplies distributors.

     Many of these competitors have substantially greater financial and other resources than we do. The intense competition in these markets, especially the prescription drug market, has resulted in companies reducing prices charged for their services and products. Increased price competition could reduce our profit margins in these lines of business and could have an adverse effect on our business.

     In addition, the prescription drug business is governed by extensive Federal and state laws and regulations to which we were not previously subject. We have limited experience with respect to these laws and regulations. We cannot assure you that we will not be required to incur significant costs to comply with these laws and regulations in the future or that these laws and regulations will not have a material adverse effect on our business.

WE PRESENTLY RELY ON SINGLE SUPPLIERS FOR SOME PRODUCTS AND COMPONENTS, AND THE LOSS OF ANY ONE OF THESE SINGLE SUPPLIERS COULD ADVERSELY AFFECT OUR BUSINESS.

     We presently rely on single suppliers for the integrated circuits used in our external insulin pumps and for our infusion sets. We will also rely on a single supplier for Lilly's insulin lyspro. In addition, we expect that we will be dependent on sole suppliers for other components of our products in the future. If these suppliers for any reason stop supplying us with these components, our ability to meet the demand for our products may be compromised. In situations where we become dependent upon sole-source components, alternative sources of supply may not be readily available, and the loss of any of these vendors as a supplier could have a material adverse effect on our business.

     In 1998, we transferred the technology and operating assets relating to our implantable pump systems to Medical Research Group, Inc., a company we call MRG that was founded by Alfred E. Mann, our Chairman, Chief Executive Officer and principal stockholder. Mr. Mann is also a substantial stockholder of MRG. We retained the marketing rights to the implantable pump for diabetes and other specific applications. This transaction, which is described in detail in "Management -- Compensation Committee Interlocks and Insider Participation," means that we are dependent on MRG to continue the development of the implantable pump and to manufacture it in commercial quantities once the required regulatory approvals have been obtained. MRG is a recently-formed company and has limited experience in the development and manufacture of the implantable pump. Any failure of MRG to do either of these could have a material adverse effect on our future implantable pump sales.

THE CONSTANT PRESSURE TO CONTROL HEALTH CARE COSTS IN THE UNITED STATES AND WORLDWIDE COULD RESULT IN THIRD-PARTY PAYORS LIMITING REIMBURSEMENT FOR OUR PRODUCTS, WHICH WOULD HAVE THE EFFECT OF RESTRICTING PRICING, PROFITABILITY AND DEMAND FOR PRODUCTS WE OWN OR DISTRIBUTE.

     Although third-party payors reimbursed over 90% of the insulin infusion systems we sold in recent years, government and private efforts to contain or reduce the costs of health care are likely to continue. We face considerable uncertainty about reimbursement for our new products, particularly the constant-flow insulin infusion system for Type 2 diabetes and our continuous glucose monitoring systems. We are expending considerable resources to address reimbursement for these products. Additionally, the announcement of legislative or market initiatives affecting reimbursement could adversely affect our ability to raise capital and could cause the price of our stock to decline.

     Many of our existing and future products are cost-effective because they are intended to reduce overall health care costs over a long period of time. We are not certain whether third-party payors will recognize these cost savings or whether they will merely focus on the lower initial costs associated with other therapies.

     Third-party payors also decline to reimburse for "experimental" procedures and devices. Devices that are not yet approved by the FDA are usually assumed to be experimental. Third-party payors may also decline to reimburse for health care procedures that are determined by the payor to be not "medically necessary," or not "reasonable." These are subjective standards for which there is no uniform policy among third-party payors. In the past we have experienced difficulty in selling our products to some prospective patients because payors have indicated that reimbursement would be denied under one or more of these standards. The re-emergence or escalation of limitations on reimbursement could have a material adverse effect on our business.

     We expect the cost of the implantable pump and the related medical procedure to be higher than the cost of external pumps. Even if the FDA approves the implantable pump for commercial distribution, third-party payors may not reimburse for use of the implantable pump on the basis of medical necessity, reasonableness or otherwise. This could substantially lessen demand for the product.

PRODUCT LIABILITY CLAIMS BROUGHT AGAINST US MAY SUBJECT US TO SIGNIFICANT MONETARY DAMAGES.

     This is an inherent risk of our business. Although we maintain product liability insurance and have not experienced any material losses to date, we cannot assure you that there will be no material loss in the future or that insurance in adequate amounts will continue to be available.

ANY BREAKDOWN IN THE PROTECTION OF OUR PROPRIETARY TECHNOLOGY, OR ANY DETERMINATION THAT OUR PROPRIETARY TECHNOLOGY INFRINGES THE RIGHTS OF OTHERS, COULD MATERIALLY AFFECT OUR BUSINESS.

     We protect our proprietary technology through a combination of confidentiality agreements and patents. We license some of our technology under patents obtained by others. We cannot assure you that our owned and licensed technology will prove to be enforceable or that our technology does not infringe the proprietary rights of others. We could also incur substantial costs in seeking enforcement of our proprietary rights against infringement or in defending ourselves against claims of infringement by others. Since much of our technology consists of trade secrets and unpatented know-how, we are exposed to the risk that others will independently develop similar or superior technologies or that our trade secrets or know-how will become known to others.

OUR ABILITY TO MAINTAIN OUR COMPETITIVE POSITION DEPENDS UPON OUR ABILITY TO ATTRACT AND RETAIN HIGHLY QUALIFIED MANAGERIAL, TECHNICAL, MANUFACTURING, REGULATORY AND SALES AND MARKETING PERSONNEL.

     Competition for these qualified people is intense, and we cannot assure you that we will be able to recruit and retain qualified personnel. We are particularly dependent upon Alfred E. Mann, our founder, Chairman and Chief Executive Officer, Terrance H. Gregg, our President and Chief Operating Officer, and several other key personnel. The loss of any of these people could have a material adverse effect on our business. We do not have employment agreements with any of our personnel. We have, however, entered into agreements providing severance benefits in the event of a change of control of our company with the following people:

     - Messrs. Mann and Gregg;

     - Eric Kentor, Senior Vice President, General Counsel and Secretary;

     - David Morley, Senior Vice President, Operations; and

     - Kevin R. Sayer, Senior Vice President, Finance, and Chief Financial Officer.

     We maintain a key man life insurance policy on the life of Mr. Mann in the amount of $5.0 million and on the life of Mr. Gregg in the amount of $2.0 million. We also maintain insurance in various amounts on other key employees, all with benefits payable to our company.

THE COSTS AND RISKS ASSOCIATED WITH THE DEVELOPMENT OF OUR NEW PRINCIPAL FACILITY IN NORTHRIDGE, CALIFORNIA ARE SIGNIFICANT.

     We recently entered into a series of financing transactions involving $65.0 million in connection with the construction and leasing of a new principal facility for our company.

As part of these financing transactions, we pledged substantially all of our assets as collateral and are subject to various restrictions regarding the conduct of our business. These restrictions include limitations on or ability to incur additional debt, make capital expenditures and make strategic acquisitions. These financing transactions could adversely affect our ability to obtain needed additional funds or acquire additional capital resources. In addition, these restrictions could provide the lenders with a preferential position if there was a default in the financing.

     In addition, there are numerous potential risks associated with this project, including:

     - environmental problems,

     - cost overruns,

     - delays in completion of construction,

     - design and construction defects, and

     - disruption of our manufacturing and other business operations as a result of the relocation.

     These and other risks could impair our ability to produce sufficient quantities of our products to meet customer demand or products that meet our quality requirements, either of which could adversely affect our business.

OUR INCREASED RELIANCE ON SALES OF EXTERNAL INSULIN PUMP SYSTEMS BY OUR OWN SALES ORGANIZATION INSTEAD OF THROUGH DISTRIBUTORS INCREASES OUR RISK OF UNCOLLECTIBLE ACCOUNTS RECEIVABLE AND THE AMOUNT OF TIME BETWEEN BILLING AND COLLECTION.

     Our acquisitions of Home Medical Supply, Inc., which we call HMS, and Dartec AB and the general increase in the size of our sales force allows us to sell a greater percentage of our external insulin pump systems directly, rather than through distributors. As a result we are more dependent upon being paid for each individual system by third-party payors and patients. We expect a higher percentage of these accounts receivable to be uncollectible because of the reimbursement practices of third-party payors and the difficulty of collecting patient deductibles and co-payment amounts. In addition, the amount of time that such accounts receivable remain outstanding is substantially longer than the comparable period for accounts receivable of distributors. These uncollectible receivables and delays in collection could adversely affect our profits from these products.

THE BILLING PRACTICES OF THE PRIOR OWNERS OF ONE OF THE BUSINESSES WE ACQUIRED COULD SUBJECT US TO SIGNIFICANT LOSSES AND PENALTIES.

     Prior to our acquisition of HMS, the prior owners may have engaged in billing practices which could be found to have violated regulations of the state of Florida relating to the Medicaid Program, a health care program administered by the states and funded in large part by the U.S. government. After we discovered the billing practices we notified the Florida agency that administers the program, and we have cooperated fully with that agency. We also terminated the lines of business substantially involved, ceased all such practices, and commenced litigation against the prior owners. See "Business -- Litigation." We are advised that under applicable law the state of Florida could assert claims against HMS, now owned by us, for reimbursement of amounts paid with respect to the improper billings and civil penalties. It is also possible that HMS or our entire company could be barred from the Medicaid Program as a result of these infractions, but we believe that this result is highly unlikely in view of the fact that we had no involvement in the billing practices and actually called the matter to the attention of the agency. The amounts involved in the billing practices are not yet known, but they could be as high as $10.0 million, and any civil fine would be in addition to any required reimbursement. We cannot assure you that we will be able to recover any such amounts from the prior owners. The imposition of any reimbursement requirement or fine or the barring of HMS or our company from the Medicaid Program could have a material adverse effect on our business.

THE SIZE OF THE MARKET FOR OUR EXTERNAL INSULIN PUMPS IS SOMEWHAT LIMITED BECAUSE OF THE SOPHISTICATION OF THE PRODUCT.

     Physicians do not prescribe external pumps to some patients using intensive therapy because of concerns as to the patients' motivation and ability to understand and correctly use the pump technology. To the extent that we cannot overcome these concerns, our business may be adversely affected.

THE PRICE OF OUR COMMON STOCK COULD BE ADVERSELY AFFECTED BY UNUSUAL VOLUME OF SALES OF SHARES, INCLUDING A SIGNIFICANT NUMBER OF SHARES HELD BY ONE STOCKHOLDER.

     Substantially all of our outstanding shares can be sold by the holders without restriction, except those owned beneficially by Mr. Mann. Any imbalance between the number of shares offered for sale and the number of shares sought to be purchased would cause the price of our stock to decline. In late 1998, we sold 1 million shares of our common stock to Medtronic Asset Management, Inc., a wholly-owned subsidiary of Medtronic, Inc., a large medical device manufacturer, and we are registering those shares for sale. Medtronic has agreed, however, not to sell any of its shares for a period of 60 days after the commencement of the offering of 2,250,000 shares of our common stock under a separate registration statement that we anticipate completing in late June 1999. We cannot assure you that, after the expiration of the 60 day period, the shares will not be sold in a manner that adversely affects the price of our stock.

THE LOCATION OF NEARLY ALL OF OUR OPERATIONS IN SOUTHERN CALIFORNIA SUBJECTS US TO A SIGNIFICANTLY HIGHER RISK OF EARTHQUAKES THAN EXISTS IN OTHER AREAS OF THE UNITED STATES.

     Our principal facilities are now located a few miles north of Northridge, California, which experienced a significant earthquake in 1994. Beginning in 2000, we will be moving our principal operations to a new facility in Northridge. We presently carry comprehensive fire and earthquake insurance, but the earthquake insurance has large deductibles. An earthquake or other catastrophic loss that causes significant damage to our facilities could have a material adverse effect on our business, even if it is covered by insurance.

AFTER THE OFFERING, ALFRED E. MANN, OUR FOUNDER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER, WILL CONTINUE TO BE IN A POSITION TO EXERT SUBSTANTIAL INFLUENCE OVER THE DIRECTION AND POLICIES OF OUR COMPANY, AND HIS EXERCISE OF THAT INFLUENCE COULD ADVERSELY EFFECT THE INTERESTS OF THE STOCKHOLDERS.

     After this offering Mr. Mann will own approximately 31% of the outstanding shares of our common stock. As a result he may be able to prevent corporate transactions such as mergers, consolidations or the sale of substantially all of our assets that may be favorable from the standpoint of our company or the other stockholders. Furthermore, Mr. Mann is widely credited with the success of our company to date, and he has also been successful in founding several other companies. As a result, his ability to influence the direction and policies of our company goes well beyond the voting power of his shares.

WE HAVE ADOPTED A NUMBER OF ANTI-TAKEOVER MEASURES WHICH COULD INHIBIT ANY CHANGE IN CONTROL OF OUR COMPANY AND PREVENT A STOCKHOLDER FROM RECEIVING A FAVORABLE PRICE FOR HIS OR HER SHARES.

     Our certificate of incorporation and bylaws and the Delaware General Corporation Law include provisions that may have the effect of discouraging persons from pursuing a non-negotiated takeover of our company and preventing specific changes of control, including a classified board of directors with staggered three-year terms. In addition, our board of directors has adopted a stockholders' rights plan providing for discount purchase rights to some of our stockholders upon some acquisitions of our common stock. The exercise of these rights is intended to inhibit specific changes of control of MiniMed. In addition, we have entered into agreements with Messrs. Mann, Gregg, Kentor, Morley and Sayer under which they could receive substantial payments in connection with a change of control of our company.

OUR BUSINESS COULD BE MATERIALLY ADVERSELY IMPACTED BY OUR OWN FAILURE, OR THAT OF OUR SUPPLIERS OR THIRD-PARTY PAYORS, TO CORRECT THE PROBLEMS WHICH COULD ARISE AT THE END OF 1999 BECAUSE OF THE INABILITY OF ELECTRONIC DEVICES CONTAINING MICROPROCESSORS TO PROPERLY RECOGNIZE AND CALCULATE DATES IN THE YEAR 2000 AND BEYOND.

     We have made substantial efforts to assess and solve these so-called "Y2K" problems in our business, and those efforts are described in more detail under "Management's Discussion and Analysis of Financial Statements -- Year 2000 Compliance." Although we have not yet fixed all of the problems we are aware of in our own operations, we believe that our biggest risk is the failure of key suppliers or third-party payors to fix their problems. Any resulting interruption in the supply of important components of our products, disruption of payment from third-party payors or any unexpected problems in our own operations could have a material adverse effect on our business.

                              RECENT DEVELOPMENTS
--------------------------------------------------------------------------------

     Since 1998, we have experienced a number of important developments in our business. The following is a brief description of some of the more significant of these developments.

NEW COLLABORATIONS WITH STRATEGIC PARTNERS

     ELAN CORPORATION. In June 1999, we entered into two agreements with a division of Elan Corporation, plc. Elan has developed a disposable infusion system which, if and when approved by the FDA, will be marketed under the MiniMed name to insulin-using Type 2 diabetes patients. We expect this system to provide us a significant new market which complements our existing Type 1 diabetes market for our external programmable pumps. We believe this system has the potential to distinguish itself in the market by its convenience and ease of use. The system will be replaced every three days, is attached to the body with an adhesive and delivers a preset rate of drug. We have licensed from Elan worldwide distribution rights to the system for use with insulin and insulin analogs in treating diabetes. The system includes a drug cartridge packaged with the system. Before we can market and sell the device, specific modifications must be completed, and we must obtain regulatory approval for the system.

     Under a separate agreement with Elan, we will be the exclusive worldwide manufacturer of the disposable system for all applications. Elan has granted distribution rights to the product to other companies for use with specific pharmaceutical compounds other than insulin. Elan will transfer the manufacturing technology to us, and we will be responsible for first establishing a manual production capability, and later establishing an automated, high-volume manufacturing line for the product.

     ELI LILLY. In February 1999, we entered into a License, Supply and Distribution Agreement with Eli Lilly and Company, which we call Lilly. This agreement provides us with an exclusive license to manufacture and distribute a new formulation of Lilly's insulin lyspro for use in our programmable insulin pumps. Lilly has also agreed to supply us with insulin lyspro in bulk crystal form. If and when approved by the FDA, we intend to market insulin lyspro for use with our programmable insulin infusion pumps, including pre-filled reservoirs to be used with our external programmable insulin pumps. We believe that these pre-filled reservoirs will make our external programmable insulin pump even easier to use.

ACQUISITIONS OF ADDITIONAL DISTRIBUTION CAPABILITY

     DOMESTIC ACQUISITIONS. In 1998, we completed the acquisitions of HMS and Diabetes Support Systems, Inc., which we call DSS, two unrelated privately-held distributors of diabetes care products based in south Florida. Both HMS and DSS distributed a broad range of diabetes care products, including our programmable insulin infusion pumps and associated disposables and glucose meters and strips. HMS also has pharmacy operations from which we can now distribute prescription drugs to our diabetes patients by mail order throughout the country. We have consolidated operations of HMS and DSS in one facility in south Florida with approximately 150 employees to complement our operations in southern California.

     These acquisitions have enhanced our capability to distribute our existing and future products to our customers as well as our new constant-flow infusion system for Type 2 diabetes, our continuous glucose monitoring systems and a new formulation of Lilly's insulin lyspro.

     INTERNATIONAL ACQUISITION. In 1998, we also acquired our Swedish distributor, Dartec AB, and created our third international subsidiary to cover the Scandinavian countries and selected countries in the Baltic region. Dartec had been our most successful international distributor, and we are also now beginning to manage the sale of our products in areas in Eastern Europe through Dartec.

FDA APPROVAL OF CONTINUOUS GLUCOSE MONITORING SYSTEM

     On June 15, 1999, the FDA approved our application to market a system to provide continuous glucose monitoring. The system is designed to be used by physicians in treating patients with diabetes. The FDA evaluated comprehensive data collected from our clinical trials, including more than 9,000 comparison glucose meter measurements recorded over 1,100 patient days.

     The sensor is designed to be worn for three days, and is inserted into the subcutaneous tissue, similar to our insulin pump infusion sets. The system measures glucose levels every ten seconds and records averages over five minute intervals, providing 288 glucose measurements for every 24 hours of use. The product approved by the FDA is designed to assist physicians in treating their patients by enabling physicians to analyze retrospective glucose levels. Patients will wear the sensor system for up to three days, and return it to the physician who will download and evaluate the data. We expect that later versions of our sensor product will be designed for patient use, will include an alarm to alert patients when glucose levels drop below or rise above the limits established by their administering physician, and will be used by the patient as a replacement for glucose strips and meters used today.

IMPLANTABLE PUMP MARKETING ARRANGEMENT

     In September 1998, we sold the assets to our implantable insulin pump program to MRG, and some of our employees who were working on the program have become employees of MRG. MRG now acts as an OEM manufacturer of the implantable pump exclusively for us for use in diabetes, HIV/AIDS, and for drugs manufactured by specific companies with which we have had business dealings. As part of the transaction, we also obtained an option to acquire the exclusive worldwide marketing rights to a long-term implantable glucose sensor system which MRG has been developing, and which is being designed to work with the implantable insulin pump.

     This transaction has the effect of combining the future development of the implantable pump with a long-term glucose sensor being developed by MRG. Also, the transaction shifts a substantial part of the risk and cost of future development of this product line from us to MRG while allowing us to retain the marketing rights to the product for diabetes and other specified applications.

     As part of the agreement, MRG is now pursuing the development of specific improvements to the electronic design of the device, which is intended to extend the battery life. We are obligated to purchase minimum quantities for a three-year period tied to the successful completion of these new developments, and, thereafter, we are obligated to purchase minimum quantities in order to preserve our exclusive distribution rights to the implantable pump. See "Management -- Compensation Committee Interlocks and Insider Participation."

NEW FACILITY

     In May 1999, we finalized financing arrangements relating to the development of our new worldwide headquarters. The new facility will consist of approximately 28 acres and up to 710,000 square feet of buildings on the campus of the California State University, Northridge. The first phase of construction will consist of approximately 19 acres and 525,000 square feet. Pursuant to the transaction, we obtained $65.0 million in a lease financing facility for the construction and development of the facility and a $15.0 million revolving credit facility for working capital purposes. See "Management's Discussion and Analysis of Financial Condition -- Liquidity and Capital Resources" and "Business -- Properties."

                                USE OF PROCEEDS
--------------------------------------------------------------------------------

     The common stock is being offered for the account of the selling stockholder. We will not receive any proceeds from the sale of the common stock.

                              SELLING STOCKHOLDER
--------------------------------------------------------------------------------

     Medtronic Asset Management, Inc. has requested registration of the shares of our common stock. Medtronic is entitled to have these shares registered pursuant to the terms of a Registration Rights Agreement between Medtronic and us. Medtronic Asset Management, Inc. has been a stockholder of ours since November 1998. Medtronic owned 1,000,000 shares of our common stock prior to this offering and is offering all 1,000,000 in this offering. Assuming Medtronic sells all of the shares offered hereby and does not acquire any other shares, after completion of this offering Medtronic will not own any shares of our common stock.

                          PRICE RANGE OF COMMON STOCK
--------------------------------------------------------------------------------

     Our common stock commenced trading on the Nasdaq National Market under the symbol "MNMD" on July 25, 1995. The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share of common stock on the Nasdaq National Market:

                                                        HIGH      LOW
                                                       ------    ------
1999
Second Quarter (through June 17, 1999)...............  $76.38    $46.25
First Quarter Ended April 2, 1999....................   59.38     38.50

1998
Fourth Quarter Ended January 1, 1999.................  $59.00    $25.00
Third Quarter Ended October 2, 1998..................   34.44     20.19
Second Quarter Ended July 3, 1998....................   29.38     21.38
First Quarter Ended April 3, 1998....................   22.50     16.00
1997
Fourth Quarter Ended January 2, 1998.................  $22.25    $16.63
Third Quarter Ended September 26, 1997...............   19.57     13.13
Second Quarter Ended June 27, 1997...................   13.63     11.25
First Quarter Ended March 28, 1997...................   17.38     12.32

     The last reported sale price of our common stock on the Nasdaq National Market on June 17, 1999 was $73.437. As of May 31, 1999, there were approximately 682 stockholders of record of our common stock.

                                DIVIDEND POLICY
--------------------------------------------------------------------------------

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made in the discretion of our board of directors and will depend on a number of factors, including a future earnings, capital requirements, financial condition and future prospects and other factors as the board of directors may deem relevant. Under the terms of the financing for our new principal facility, we are precluded from paying dividends.

                                 CAPITALIZATION
--------------------------------------------------------------------------------

     The following table sets forth our actual capitalization as of April 2, 1999.

                                                              APRIL 2, 1999
                                                                  ACTUAL
                                                              --------------
                                                              (IN THOUSANDS)
Current portion of notes payable............................     $    882
                                                                 ========
Notes payable, net of current portion.......................     $  1,000
                                                                 ========
Stockholders' equity:
Preferred stock, $.01 par value; 10,000,000 shares
  authorized and no shares outstanding......................           --
Common stock, par value $.01; 40,000,000 shares authorized;
  28,207,356 shares issued and outstanding as of April 2,
  1999......................................................     $    294
Additional capital..........................................      113,941
Accumulated other comprehensive income......................          879
Retained earnings...........................................       24,908
                                                                 --------
     Total stockholders' equity.............................     $140,022
                                                                 --------
          Total capitalization..............................     $141,904
                                                                 ========

     In May 1999, we amended our 1994 Stock Incentive Plan to increase the number of shares as to which stock options and other forms of awards can be granted to directors, employees, consultants and advisors from 4,500,000 to 7,500,000.

                      SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

     The following table presents some of our selected consolidated financial data, which should be read in conjunction with our financial statements and notes thereto included elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data as of January 1, 1999, January 2, 1998, December 27, 1996, December 29, 1995 and December 31, 1994, and for each of the five fiscal years in the period ended January 1, 1999 have been derived from the audited financial statements of MiniMed Inc. The audited financial statements that are included in this prospectus have been audited by Deloitte & Touche LLP, our independent auditors. The selected consolidated financial data as of and for the three months ended April 3, 1998 and April 2, 1999 have been derived from our unaudited financial statements. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations as of such dates and for such periods. The results for the three month period ended April 2, 1999 are not necessarily indicative of the results to be expected for the entire year or the quarters following in 1999.

                                                            FISCAL YEAR
                               ----------------------------------------------------------------------
                                   1994           1995           1996          1997          1998
                               ------------   ------------   ------------   -----------   -----------
                                                             YEAR ENDED                                    THREE MONTHS ENDED
                               ----------------------------------------------------------------------   -------------------------
                               DECEMBER 31,   DECEMBER 29,   DECEMBER 27,   JANUARY 2,    JANUARY 1,     APRIL 3,      APRIL 2,
                                   1994           1995           1996          1998          1999          1998          1999
                               ------------   ------------   ------------   -----------   -----------   -----------   -----------
                                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales....................  $    43,105    $    56,906    $    76,396    $    99,492   $   138,577   $    26,366   $    40,911
Cost of sales................       20,847         22,780         32,314         38,704        51,518         9,784        13,838
                               -----------    -----------    -----------    -----------   -----------   -----------   -----------
Gross profit.................       22,258         34,126         44,082         60,788        87,059        16,528        27,073
Operating expenses:
  Selling, general and
    administrative...........       17,991         24,379         32,101         41,237        57,059        11,391        17,499
  Research and development...        5,372          7,095          7,900          9,447        16,531         3,317         5,296
  Research and development
    contract.................           --             --             --             --        (6,000)       (1,500)       (1,500)
  Merger related expenses....           --             --             --          1,000            --            --            --
                               -----------    -----------    -----------    -----------   -----------   -----------   -----------
      Total operating
        expenses.............       23,363         31,474         40,001         51,684        67,590        13,208        21,295
                               -----------    -----------    -----------    -----------   -----------   -----------   -----------
Operating income (loss)......       (1,105)         2,652          4,081          9,104        19,469         3,374         5,778
                               -----------    -----------    -----------    -----------   -----------   -----------   -----------
Interest expense.............         (564)          (418)          (163)          (237)          (47)           --           (46)
Other income, including
  interest income............          228            965          1,062          1,851         1,503           291           340
                               -----------    -----------    -----------    -----------   -----------   -----------   -----------
Income (loss) before income
  taxes......................       (1,441)         3,199          4,980         10,718        20,925         3,665         6,072
Provision for income taxes...           --           (854)        (1,662)        (4,029)       (7,882)       (1,361)       (2,290)
                               -----------    -----------    -----------    -----------   -----------   -----------   -----------
      Net income (loss)......  $    (1,441)   $     2,345    $     3,318    $     6,689   $    13,043   $     2,304   $     3,782
                               ===========    ===========    ===========    ===========   ===========   ===========   ===========
Basic income (loss) per
  share......................  $     (0.09)   $      0.12    $      0.14    $      0.26   $      0.49   $      0.09   $      0.13
                               ===========    ===========    ===========    ===========   ===========   ===========   ===========
Basic weighted average shares
  outstanding................   16,286,000     19,336,000     23,882,000     25,810,000    26,880,000    26,562,000    28,148,000
                               ===========    ===========    ===========    ===========   ===========   ===========   ===========
Diluted income (loss) per
  share......................  $     (0.09)   $      0.11    $      0.13    $      0.25   $      0.46   $      0.08   $      0.13
                               ===========    ===========    ===========    ===========   ===========   ===========   ===========
Diluted weighted average
  shares outstanding.........   16,286,000     21,436,000     25,134,000     27,112,000    28,332,000    27,854,000    30,024,000
                               ===========    ===========    ===========    ===========   ===========   ===========   ===========

                                  DECEMBER 31,   DECEMBER 29,   DECEMBER 27,   JANUARY 2,   JANUARY 1,   APRIL 3,   APRIL 2,
                                      1994           1995           1996          1998         1999        1998       1999
                                  ------------   ------------   ------------   ----------   ----------   --------   --------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................    $13,428        $32,133        $36,153       $ 63,409     $ 84,771    $59,927    $ 87,499
Total assets....................     25,422         56,561         64,424        105,819      157,652     92,274     160,900
Notes payable, net of current
  portion.......................      7,000            885          1,528            728        1,059         94       1,000
Redeemable, convertible
  preferred stock...............      8,513             --             --             --           --         --          --
Retained earnings (accumulated
  deficit)......................     (3,758)        (1,924)         1,394          8,083       21,126     10,389      24,908
Total stockholders' equity......      4,907         42,120         48,131         83,083      133,833     84,539     140,022

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. See language relating to forward-looking statements in "Prospectus Summary".

GENERAL

     Our sales and profits have been generated primarily through the sale of external pumps and related disposable products used to deliver insulin in the intensive management of diabetes. Additionally, through our recent acquisitions of HMS, Dartec and DSS, we also have broadened our product offerings to include other diabetes supplies and pharmacy products generally used in the treatment of this disease. We distribute these products nationally. The HMS acquisition was accounted for as a pooling of interests, which resulted in our operating results for the years prior to the acquisition being restated to include the results of HMS.

     Product development and manufacturing operations have focused on three product lines: external insulin pumps and related disposables, implantable insulin pumps and continuous glucose monitoring systems. Future development of the external pump and disposable product line will focus upon improving the existing technology for its current use in diabetes treatment and the utilization of this technology for the treatment of other medical conditions. There have been no sales of continuous glucose monitoring systems to date; however, on June 15, 1999, we received FDA approval of the first generation of that product. We intend to initiate sales activity for this product line shortly, and commercialization will be subject to successful implementation of manufacturing, sales, marketing and reimbursement plans. On September 1, 1998, we sold assets and transferred technology related to our implantable pump program to MRG. We have retained exclusive marketing rights to the implantable pump product line for specific medical conditions, including diabetes. Sales of the implantable pump have been and will continue to be limited until full regulatory approval is obtained.

RESULTS OF OPERATIONS

     The following table sets forth for the years indicated the percentage relationship to net sales of some items in our consolidated statements of operations and the percentage changes in the dollar amounts of these items on a comparative basis for the last three fiscal years and the three month periods ended April 3, 1998 and April 2, 1999:

                                                             PERCENTAGE OF NET SALES
                                                 -----------------------------------------------       PERCENTAGE INCREASE
                                                                                THREE MONTHS                (DECREASE)
                                                                                   ENDED            --------------------------
                                                       FISCAL YEAR          --------------------    1996      1997     Q1 1998
                                                 -----------------------    APRIL 3,    APRIL 2,     VS.      VS.        VS.
                                                 1996     1997     1998       1998        1999      1997      1998     Q1 1999
                                                 -----    -----    -----    --------    --------    -----    ------    -------
Net sales......................................  100.0%   100.0%   100.0%    100.0%      100.0%      30.2%     39.3%    55.2%
Cost of sales..................................   42.3     38.9     37.2      37.1        33.8       19.8      33.1     41.4
                                                 -----    -----    -----     -----       -----      -----    ------     ----
Gross profit...................................   57.7     61.1     62.8      62.9        66.2       37.9      43.2     63.3
Operating expenses:
  Selling, general and administrative..........   42.0     41.4     41.2      43.2        42.8       28.5      38.4     53.6
  Research and development.....................   10.3      9.5     11.9      12.6        12.9       19.6      75.0     59.7
  Research and development contract............    0.0      0.0     (4.3)     (5.7)       (3.7)       n/a     100.0      0.0
  Merger related expenses......................    0.0      1.0      0.0       0.0         0.0        n/a    (100.0)     n/a
                                                 -----    -----    -----     -----       -----      -----    ------     ----
Total operating expenses.......................   52.3     51.9     48.8      50.1        52.0       29.2      30.8     61.2
                                                 -----    -----    -----     -----       -----      -----    ------     ----
Operating income...............................    5.4%     9.2%    14.0%     12.8%       14.2%     123.1%    113.9%    71.3%
                                                 =====    =====    =====     =====       =====      =====    ======     ====

     The following table sets forth net sales and gross profits for our significant business activities for the three years ended January 1, 1999 and the three month periods ended April 3, 1998 and April 2, 1999.

                                                                                             PERCENTAGE OF TOTAL NET SALES
                                                                                      -------------------------------------------
                                                                   THREE MONTHS                                  THREE MONTHS
                                                                       ENDED                                         ENDED
                                         FISCAL YEAR            -------------------        FISCAL YEAR        -------------------
                                 ----------------------------   APRIL 3,   APRIL 2,   ---------------------   APRIL 3,   APRIL 2,
                                  1996      1997       1998       1998       1999     1996    1997    1998      1998       1999
                                 -------   -------   --------   --------   --------   -----   -----   -----   --------   --------
                                                  (IN THOUSANDS)
NET SALES:
Diabetes products:
  External pumps and related
    disposables:
    Domestic...................  $53,146   $73,697   $110,830   $19,336    $34,275     69.6%   74.1%   80.0%    73.3%      83.8%
    International..............    6,396     6,572     10,926     2,756      3,436      8.4     6.6     7.9     10.5        8.4
                                 -------   -------   --------   -------    -------    -----   -----   -----    -----      -----
      Subtotal.................   59,542    80,269    121,756    22,092     37,711     78.0    80.7    87.9     83.8       92.2
  Implantable insulin pumps....    1,996     1,578      1,391       221        147      2.6     1.6     1.0      0.8        0.4
  Other diabetes supplies......    5,520     5,835      6,548     1,020      1,882      7.2     5.8     4.7      3.9        4.6
                                 -------   -------   --------   -------    -------    -----   -----   -----    -----      -----
Total diabetes products........   67,058    87,682    129,695    23,333     39,740     87.8    88.1    93.6     88.5       97.2
Pharmacy products..............    9,338    11,810      8,882     3,033      1,171     12.2    11.9     6.4     11.5        2.8
                                 -------   -------   --------   -------    -------    -----   -----   -----    -----      -----
      Total net sales..........  $76,396   $99,492   $138,577   $26,366    $40,911    100.0%  100.0%  100.0%   100.0%     100.0%
                                 =======   =======   ========   =======    =======    =====   =====   =====    =====      =====
GROSS PROFIT:
Diabetes products:
  External pumps and related
    disposables................  $41,129   $58,496   $ 85,271   $15,966    $26,378     53.8%   58.8%   61.5%    60.6%      64.5%
  Implantable insulin pumps....     (404)   (1,489)    (1,683)     (596)      (199)    (0.5)   (1.5)   (1.2)    (2.3)      (0.5)
  Other diabetes supplies......    2,225     2,416      2,316       491        502      2.9     2.4     1.7      1.9        1.2
                                 -------   -------   --------   -------    -------    -----   -----   -----    -----      -----
Total diabetes products........   42,950    59,423     85,904    15,861     26,681     56.2    59.7    62.0     60.2       65.2
Pharmacy products..............    1,132     1,365      1,155       721        392      1.5     1.4     0.8      2.7        1.0
                                 -------   -------   --------   -------    -------    -----   -----   -----    -----      -----
        Total gross profit.....  $44,082   $60,788   $ 87,059   $16,582    $27,073     57.7%   61.1%   62.8%    62.9%      66.2%
                                 =======   =======   ========   =======    =======    =====   =====   =====    =====      =====

THREE MONTHS ENDED APRIL 2, 1999 AND APRIL 3, 1998

Net Sales

     Net sales increased 55.2% during the three months ended April 2, 1999 over the three months ended April 3, 1998 to $40,911,000 from $26,366,000. This increase is primarily the result of an increase of 70.7% or $15,619,000 in the sales volume of external pumps and related disposables. Domestic sales of these products grew 77.3% or $14,939,000 in the first quarter of 1999 as compared to the first quarter of 1998, while international sales increased 24.7% or $680,000 during the same period. The domestic net sales growth was derived primarily from increased volume of external pumps and related disposables combined with an increase in average prices realized on external pump sales. The higher domestic external pump price resulted from an increase in the list price for the latest generation external pump during the second quarter of 1998, combined with our continued shift of sales through our direct sales organization rather than through our independent dealers, which receive discounts on these products. International sales of external pumps and related disposable products grew primarily due to greater sales volumes of external pumps, while pricing of external pumps in the international market remained consistent with the comparable quarter of 1998. Domestic and international pricing for disposable products did not change materially from the first quarter of 1998 to the first quarter of 1999.

     Sales of implantable pumps decreased 33.5% or $74,000 from the first quarter of 1998 to the first quarter of 1999, as regulatory approval for the implantable pump and special insulin utilized in the implantable system is still pending. We received certification for the implantable pump under the applicable directives issued by the European Union and received the CE Mark in March 1995, thus permitting commercial sale throughout the EU. Separate approval from the EU, however, is required for commercial sale of the insulin for use with the pump. Commercial distribution of the pump is not feasible until the insulin is approved. No assurance can be given as to when the EU's approval will be received, if at all. Sales of implantable pumps to date have been generated mainly in connection with clinical trials and compassionate use of the pumps. The implantable pump and the special insulin remain subject to regulatory review and approval in the United States. No assurance can be given as to when these approvals will be received, if at all.

     Sales of other diabetes supplies increased by 84.5% or $862,000 during the 1999 first quarter compared to the 1998 first quarter. This increase resulted from overall market growth combined with the addition of sales of these products by DSS, which we acquired during the fourth quarter of 1998. Average sales prices have decreased for these products due to reimbursement trends. Pharmaceutical product sales decreased 61.4% or $1,862,000 during the 1999 first quarter compared to the 1998 first quarter. The pharmacy operation historically distributed products to treat a number of medical conditions, including diabetes, HIV/AIDS and renal failure. The 1999 sales decrease resulted primarily from our continued narrowing and restructuring of the pharmacy operations.

Operating Results

     Cost of Sales and Gross Profit. Cost of sales increased 41.4% during the three months ended April 2, 1999 over the three months ended April 3, 1998 to $13,838,000 from $9,784,000. As a percentage of net sales, cost of sales in the 1999 first quarter decreased to 33.8% from 37.1% in the comparable period of 1998. Gross margins on external pumps and disposables decreased to 69.9% of the pump and disposable sales during the 1999 first quarter, compared to 72.3% for this product line during the 1998 first quarter. The decline in gross margins on these products is primarily the result of increased spending to identify alternate supply channels of raw material components used in our external pumps and to certify vendors for our quality criteria. The effects on external pump gross margins of this increased spending on vendor identification and certification was partially offset by an increase in average selling prices for external pumps. Gross margins on disposables were consistent between the first quarter of 1998 and the first quarter of 1999. We have continued to purchase specific disposable products from a contract manufacturer rather than manufacturing these products through our internal manufacturing operations.

     Our overall gross profits continue to be adversely impacted by the implantable pump product line due to continued limited sales prior to full commercial release. However, implantable pump gross margins improved during the 1999 first quarter compared to the comparable period in 1998 due to the transfer of implantable pump manufacturing operations to MRG on September 1, 1998. We expect this improvement in margins to continue in the short-term as a result of the MRG transaction; however, in the long-term, margins may be reduced due to the transfer of the manufacturing operation to MRG, as our role has been converted to an exclusive distributor of this product. We are required to purchase implantable pump units from MRG at negotiated prices, are obligated to purchase minimum quantities and must purchase minimum quantities in future periods in order to preserve our exclusivity. The date by which these purchase commitments must be satisfied may be extended if and to the extent MRG fails to complete specific technology improvements to the implantable pump by January 1, 2000. Future minimum purchase commitments for implantable pumps based upon current prices are:

Through December 31, 2000.................  $11,584,000
In 2001...................................    8,935,000
                                            -----------
  Total...................................  $20,519,000
                                            ===========

     Gross margins for other diabetes supplies decreased to 26.7% of diabetes supplies sales during the first quarter of 1999 compared to 48.1% of diabetes supplies sales during the comparable period in 1998. This decrease was due to the continued effects of lower average sales prices due to reimbursement trends. Gross profits on pharmaceutical products decreased 45.6% to $392,000 during the first quarter of 1999, compared to $721,000 during the first quarter of 1998. This decrease was primarily due to the continued restructuring of the pharmacy operations as described above. Gross margins on pharmaceutical products, however, as a percentage of pharmaceutical products sales, increased to 33.5% during the first quarter of 1999 compared to 23.8% during the first quarter of 1998.

     Operating Expenses. Selling, general and administrative expenses increased 53.6% during the three months ended April 2, 1999 over the three months ended April 3, 1998 to $17,499,000 from $11,391,000. As a percentage of net sales, these expenses decreased to 42.8% during the 1999 first quarter from 43.2% during the 1998 first quarter. Selling and marketing expenses increased primarily due to increased sales volumes, which led to increased sales commissions and other variable field sales costs. Also, we continued to increase expenditures to expand our overall international presence, particularly in Germany. General and administrative expenses also rose during the three months ended April 2, 1999 over the three months ended April 3, 1998 due to costs associated with staff increases necessary to support our increased business activities.

     Research and development expenses grew 59.7% during the three months ended April 2, 1999 over the three months ended April 3, 1998 to $5,296,000 from $3,317,000. As a percentage of sales, research and development expenses increased to 12.9% during the three months ended April 2, 1999 from 12.6% during the comparable period in 1998. The 1999 first quarter increase in research and development costs resulted from greater resources directed to the development of continuous glucose monitoring systems, start-up manufacturing operations of the continuous glucose monitoring systems, development of future generation external insulin pumps and related disposable products and data communication capabilities for external pumps and continuous glucose monitoring systems. We anticipate that research and development expenditures for future periods will continue to increase as more of our new technological innovations approach commercialization.

     During the 1998 first quarter, we signed a research and development contract with American Medical Instruments, Inc., which we call AMI, a member of The Marmon Group of companies. Under terms of the agreement, and subject to the achievement of quarterly performance milestones, we can receive up to $12.0 million in funding, payable in quarterly installments of $1.5 million, for two research and development projects. Subject to payment of royalties to AMI, we will have the right to sell products utilizing the technology developed pursuant to the agreement on a worldwide basis, with the exception of Japan. We also have the right to either purchase the technologies developed or acquire a fully paid-up exclusive worldwide license for these technologies, in either case at prices ranging from an aggregate of $13.5 million to $19.0 million subject to downward adjustment, during specific periods through April 30, 2002. During each of the first quarter 1998 and 1999, we recorded $1.5 million from this research and development contract as a reduction of operating expenses, as costs related to completion of the contractual obligations will be included in research and development expense.

     Other. During the three months ended April 2, 1999 and the three months ended April 3, 1998, other income consisted primarily of interest income generated from our cash, cash equivalents and short-term investment balances.

FISCAL YEAR 1998 AND FISCAL YEAR 1997

Net Sales

     Consolidated net sales increased 39.3% in 1998 over 1997 to $138,577,000 from $99,492,000. This increase is primarily the result of an increase of 51.7% or $41,487,000, in sales of external pumps and related disposable products. Domestic sales of these products grew 50.4%, or $37,133,000, from $73,697,000 in 1997 to $110,830,000 in 1998, while international sales increased 66.3%, or $4,354,000 from $6,572,000 in 1997 to $10,926,000 in 1998. The increase in domestic and international sales of these products was primarily the result of increased sales volumes, combined with an increase in average prices realized on domestic external pump sales. The higher domestic external pump price resulted from an increase in the list price for the latest generation external pump during 1998, combined with our continued shift of sales through our direct sales organization rather than through our independent dealers, which receive discounts on these products. Sales of disposable products also grew in 1998, consistent with the greater installed base of external insulin pumps. External pump sales in 1998 grew at a rate in excess of disposable product sales. Disposable products pricing remained consistent from 1997 to 1998.

     Sales of other diabetes supplies increased 12.2%, or $713,000, in 1998 over 1997. This increase resulted from overall market growth, combined with the addition of sales of these products by Dartec and DSS, each of which we acquired in 1998. Average sales prices have decreased for these products due to reimbursement trends. Pharmaceutical products sales decreased 24.8%, or $2,928,000 in 1998 over 1997. The pharmacy operation historically distributed products to treat a number of medical conditions, including diabetes, HIV/AIDS and renal failure. The 1998 sales decrease primarily resulted from our narrowing and restructuring of the pharmacy operations.

     Sales of implantable pumps decreased by 11.9%, or $187,000, in 1998 over 1997, primarily due to the lack of required regulatory approvals. Regulatory approval for the implantable pump and special insulin utilized in the pump is still pending. Although we received certification for the implantable pump under the applicable directives issued by the EU and received the CE Mark in March 1995, permitting commercial sale throughout the EU, separate approval from the EU is required for commercial sale of the insulin. No assurance can be given as to when the EU's approval will be received, if at all. The implantable pump and the special insulin remain subject to regulatory review and approval in the United States. No assurance can be given as to when these approvals will be received, if at all. Sales of implantable pumps to date have been generated mainly in connection with clinical trials and compassionate use of the pumps. Gross margins on implantable pump sales were negative in 1998 and 1997. While we anticipate improved margins in the short-term as a result of the MRG transaction, long-term margins may be reduced due to the transfer of the manufacturing operation to MRG.

Operating Results

     Cost of Sales and Gross Profit. Cost of sales increased 33.1% in 1998 over 1997 to $51,518,000 from $38,704,000. As a percentage of net sales, cost of sales decreased to 37.2% in 1998 from 38.9% in 1997. This improvement in gross profit margin is directly attributable to the external pump and related disposable product line. External pump gross profits increased due to an increase in realized sales prices, continued improvement in product reliability and economies of scale related to increased volumes. The improvement in external pump gross profits was partially offset by a decrease in margins on disposable products. This decrease in margins on disposable products was attributable to our addition of a new disposable product line which was developed and is being manufactured for us by an outside vendor. We realize a higher per unit cost on this product line than on our historical disposable products. As a result of these factors, gross margins on the external pumps and related disposable products increased to 61.5% of sales in 1998, compared to 58.8% in 1997.

     Gross profits on other diabetes supplies decreased 4.1% to $2,316,000 in 1998, compared to $2,416,000 in 1997. This decrease in gross profit margin for other diabetes supplies was primarily due to the lower domestic average sales prices described above. Gross margins, as a percentage of sales, have decreased for pharmaceutical products during 1998 compared to 1997 as a result of the restructuring of the pharmacy operations and discontinuation of specific pharmaceutical product lines which were more profitable but were not consistent with our long-term plans.

     Our gross profits were adversely impacted by the implantable pump product line during 1998 due to continued limited sales prior to the product's full commercial release. Such limited sales have inhibited our ability to realize manufacturing efficiencies on this product line and have caused unfavorable manufacturing variances.

     Selling, general and administrative expenses increased 38.4% in 1998 over 1997 to $57,059,000 from $41,237,000. As a percentage of net sales, these expenses decreased slightly to 41.2% in 1998 from 41.4% in 1997. Selling and marketing expenses increased primarily due to increased sales volumes, which led to increased sales commissions and other variable field sales costs. Additionally, we expanded our direct sales organization during 1998 through the realignment of sales territories and the hiring of new sales representatives. We also increased international selling and marketing expenditures to expand our overall international presence, particularly in Germany. General and administrative expenses increased as we have continued to build our infrastructure to manage increasing domestic and international sales activity, strengthen our collection function and expand information systems capabilities.

     Research and development expenses increased 75.0% in 1998 over 1997 to $16,531,000 from $9,447,000. As a percentage of sales, research and development expenses increased to 11.9% during 1998 from 9.5% during 1997. The 1998 increase in research and development costs resulted from greater resources directed towards the development of continuous glucose monitoring systems, start-up manufacturing operations of the continuous glucose monitoring systems, development of future generation external insulin pumps and related disposable products, data communication capabilities for external pumps and continuous glucose monitoring systems and our joint development project with Roche Diagnostics of a hospital glucose management system. Research and development expenses will continue to increase during 1999. While the increase will be smaller as a result of the sale of assets and transfer of technology related to the implantable pump program to MRG described above, future increases in research and development spending are expected for various continuous glucose monitoring system products and future generation external pumps and related disposable products for the treatment of diabetes, as well as the treatment of other medical conditions.

     Future research and development costs with respect to continuous glucose monitoring systems relate to the continued refinement of the systems prior to full regulatory approval, continued investment in a continuous glucose monitoring systems manufacturing operation and development of the next generation of continuous glucose monitoring system products. As stated above, we anticipate that research and development expenditures for future periods will increase as our technological innovations approach commercialization.

     From time to time, we invest in new and developing technologies that may provide improvements to our core technology or that may provide additional applications for our existing technologies and products. These investments may be in the form of equity investments, loans, research and development agreements, and strategic alliances or cooperation agreements. No assurance can be given as to when these investments will provide useful new technologies or applications, if at all. Such investments may result in losses that could adversely affect our future earnings and results of operations.

     Other. Other income for 1998 and 1997 consisted primarily of interest income generated from our cash, cash equivalents, and short-term investment balances. Interest expense in 1997 and 1998 relates primarily to debt incurred by HMS to fund operations and to finance its operating facility. Substantially all of the HMS debt was retired during 1998. In future periods, we expect to incur interest expense related to the notes payable that were issued in connection with the purchase of DSS. See "--Liquidity and Capital Resources."

     Our effective tax rate for 1998 and 1997 has been computed giving consideration to the pretax results applicable to our foreign and domestic tax jurisdictions and a continual decrease in our valuation allowance against net deferred tax assets due to improved operating results. We have not incurred any material foreign income tax expense to date. Inflation has not significantly impacted our results of operations for the past three years.

FISCAL YEAR 1997 AND FISCAL YEAR 1996

Net Sales

     Consolidated net sales increased 30.2% in 1997 over 1996 to $99,492,000 from $76,396,000. This increase is principally the result of an increase of 34.8% or $20,727,000, in the sales volume of external pumps and related disposable products. The domestic and international sales increase of these products resulted primarily from greater sales volumes, combined with an increase in average prices realized on domestic external pump sales. The higher domestic external pump price reflected our larger share of sales through our direct organization rather than through our independent dealers, who receive discounts on these products. Consistent with 1996 results, 1997 external pump sales grew at a rate in excess of disposable product sales. The increase in disposable product sales reflects the larger installed base of insulin pumps as well as an increased market share resulting from the introduction of new disposable products. Disposable products pricing remained consistent from 1996 to 1997.

     Sales of other diabetes supplies increased 5.7%, or $315,000 in 1997 over 1996. This increase is a reflection of overall market growth. Pharmacy product sales increased 26.5%, or $2,472,000 in 1997 over 1996. The pharmacy sales increase reflects higher sales volume, as our reimbursement rates on pharmaceutical products began to decrease during 1996, with the decrease continuing through 1997. The decrease relates primarily to products for dialysis, a line of business that we discontinued during 1998 in connection with the restructuring of the pharmacy operations.

     Sales of implantable pumps decreased by $418,000 in 1997 over 1996.

Operating Results

     Cost of Sales and Gross Profit. Cost of sales increased 19.8% in 1997 over 1996 to $38,704,000 from $32,314,000. As a percentage of net sales, cost of sales decreased to 38.9% in 1997 from 42.3% in 1996. The improvement in gross profits is directly attributable to the external pump and related disposable product line. External pump gross profits increased due to higher realized sales prices, continued improvement in product reliability and economies of scale related to increased volumes. Margins on disposable products also improved due to economies of scale and other manufacturing efficiencies. Gross margins as a percentage of sales on the sale of other diabetes supplies, as well as pharmaceutical products, were consistent in 1997 and 1996. Our overall gross profits continued to be adversely impacted by the implantable pump product line due to continued unpredictable sales, which have inhibited our ability to realize manufacturing efficiencies.

     Selling, general and administrative expenses increased 28.5% in 1997 over 1996 to $41,237,000 from $32,101,000. As a percentage of net sales, these expenses decreased slightly to 41.4% in 1997 from 42.0% in 1996. Selling and marketing expenses increased primarily due to increased sales volumes, which led to higher sales commissions and other variable field sales costs. We also expended significant amounts in enhancing administra-tive support for the field sales organization and in our educational and marketing programs for patients, physicians and third party payors. We also increased international selling and marketing expenditures, primarily in the continued development of our German subsidiary and in expanding our overall international presence. General and administrative expenses increased as we has continued to build our infrastructure to serve the greater revenues and customer base.

     Research and development expenses increased 19.6% in 1997 over 1996 to $9,447,000 from $7,900,000. As a percentage of sales, research and development expenses decreased to 9.5% in 1997 from 10.3% in 1996. The increase in expenses is primarily the result of greater resources directed to our subcutaneous continuous glucose monitoring systems, with our completing and filing a 510(k) application for pre-market approval for the first of these products in December 1997. We also increased our research and development expenditures on the development of our external pump and related disposable product technologies for use in the delivery of compounds to treat other medical conditions. Expenses related to the implantable insulin pump product line decreased in 1997 due to the continued irregular sales activity of the product line.

     Included in our 1997 operating expenses is $1.0 million in costs related directly to the acquisition of HMS. These expenses include due diligence and professional and consulting expenses related directly to the transaction. Approximately $242,000 of these costs had been paid prior to year-end, with the remaining amounts included in our accounts payable and accrued expense balances.

     Other. Other income for 1997 and 1996 consists primarily of interest income generated from our cash, cash equivalents, and short-term investment balances. Interest expense in 1996 and 1997 relates only to debt incurred by HMS to fund operations and to finance its operating facility. We retired $2.8 million of this debt in 1998.

     Our effective tax rate for 1997 and 1996 has been computed giving consideration to the pretax results applicable to our foreign and domestic tax jurisdictions and a continual decrease in our valuation allowance against net deferred tax assets due to improved operating results. We have not incurred any material foreign income tax expense to date. Inflation has not significantly impacted our results of operations for the past three years.

LIQUIDITY AND CAPITAL RESOURCES

     We used cash in operations of $1,349,000 during the three months ended April 2, 1999 and $3,199,000 during the three months ended April 3, 1998. Cash flow from operations improved during the first quarter of 1999 compared to the first quarter of 1998 primarily due to a reduction in cash expenditures on various accounts payable and accrued expenses. During the first quarter of 1998, we used cash to retire approximately $3,356,000 in current liabilities related to the HMS acquisition. The improvement in operating cash flow in the first quarter of 1999 was partially offset by increases in inventory and accounts receivable balances during the period. We have begun to increase finished goods inventory levels to support the historically higher sales volumes we have experienced in the third and fourth quarters.

     For 1998, we used cash in operations of $2,921,000 compared to cash generated from operations of $2,311,000 in 1997 and cash used in operations of $1,384,000 in 1996. The reduction in operating cash flow in 1998 compared to 1997 was caused by several factors. We used cash to retire approximately $6,333,000 in current liabilities related to the HMS and DSS acquisitions. These liabilities included $1,772,000 in trade payables of the pharmacy operations, $1,893,000 in trade payables and accrued liabilities related to DSS operations, $1,910,000 in other accrued liabilities and all of the accrued but unpaid amounts related to the $1.0 million in merger related expenses recorded in fiscal 1997. If we had not retired these liabilities, cash flow from operating activities would have been $3,412,000 rather than the $2,921,000 reported as cash used in operations. We experienced a significant increase in accounts receivable caused primarily by our continuing shift to selling direct to patients through our in-house sales organization rather than through independent distributors. This sales shift has led to a significant increase in accounts receivable balances due from third party payors, which are generally realized over a longer payment cycle. We also experienced an increase in inventory balances during 1998 in support of higher levels of business activity.

     Capital expenditures were $4,171,000, for 1996, $6,072,000 for 1997 and $18,570,000 for 1998. Our 1996 and 1997 capital expenditures included continued building improvements, manufacturing expansion, the acquisition of additional research and development engineering equipment and information systems upgrades. Our 1998 capital expenditures related primarily to building manufacturing capacity for the continuous glucose monitoring systems, as well as other building improvements, manufacturing expansion, research and development engineering equipment and information systems upgrades to support growth. We anticipate that future capital expenditures will continue to increase in support of our new product activities and to build the infrastructure necessary to accommodate our anticipated growth. We retired $2.8 million in bank debt related to HMS operations and used $2.7 million of cash during the first quarter of 1998 to complete our acquisition of Dartec, a Scandinavian distributor. On October 31, 1998, we acquired DSS, a distributor of our products and other diabetes supplies located in south Florida. We acquired substantially all of the net assets of DSS for $4.9 million consisting of $3.1 million in cash and $1.8 million in notes payable, $800,000 due in 1999 and $1.0 million in 2000. In connection with this acquisition, we also assumed specific liabilities and retired approximately $2.0 million in short-term and long-term debt of DSS during the 1998 fourth quarter.

     In May 1999, we entered into a financing transaction pursuant to which we will construct a corporate headquarters, research and development and manufacturing facility on the campus of California State University, Northridge, the first phase of which will be financed with a $65.0 million credit transaction. The transaction was structured as a synthetic lease financing for this facility and, in a related transaction, we obtained a revolving line of credit to borrow up to $15.0 million. Under the terms of the financing, a special purpose trust subleases the land to us and leases the improvement to us. In connection with these financing transactions, we pledged substantially all of our assets as collateral security, and are subject to various affirmative and negative covenants regarding the conduct of our business. These arrangements could adversely affect our ability to obtain additional capital or acquire additional capital resources. The synthetic lease has a term of five years, with two one-year renewal options. The underlying ground lease has a term of 40 years with renewal options for up to an additional 40 years. Under these arrangements, we are committed to annual payments ranging from $4.5 million to $5.0 million commencing sometime during the second half of 2000. Additionally, we are committed to payments of $400,000 during 1999 and to average annual payments in future periods of approximately $450,000, plus periodic cost of living adjustments, per the terms of the ground lease for the Northridge property. These lease payments will be recorded as rent expense in future periods. When the synthetic lease terminates, we will be able to assume the obligations of the special purpose trust as the lessee under the ground lease if we exercise our option to purchase.

     On November 5, 1998, we entered into an agreement with Medtronic Asset Management, Inc., a wholly-owned subsidiary of Medtronic Inc., enabling Medtronic to purchase $30.0 million of our common stock at $30.00 per share, the approximate market value of the stock at that time. Medtronic purchased 1 million shares of unregistered common shares during the 1998 fourth quarter. Other financing activities during 1998 included an unsecured line of credit which enabled us to borrow up to $10.0 million. This line of credit has expired, and we have replaced this with a new credit facility as described above.

     In the process of integrating some of the HMS operations, we discovered specific business practices relating to charges billed to the state of Florida which were implemented by prior ownership and that may result in future liability. These billing activities were related to business activities of an affiliated pharmacy. We have received no notice of any action which is pending or threatened against HMS in connection with the billing activities. We have corrected the practices, notified the state of Florida of our findings and have initiated legal action against the prior owners to seek indemnification for any related liability that we may incur. The amount of liability, if any, cannot be determined at this time, although we believe that indemnification for liability would be available from the prior owners. We also are involved in other litigation, the financial impact of which is uncertain. See
"Business -- Litigation."

     We received $6.0 million during 1998 and $1.5 million during the first quarter of 1999 under terms of our research and development contract with AMI. As indicated above, we have the right to either purchase the technologies developed or acquire a fully paid-up, exclusive worldwide license for these technologies, in either case at prices ranging from an aggregate of $13.5 million to $19.0 million, subject to downward adjustment, during specific periods through April 30, 2002, or may alternatively elect to pay royalties on sales of products utilizing the technology developed pursuant to the contract. We have also entered into an agreement by which, among other transactions, we have acquired an option to purchase the exclusive worldwide marketing rights to a long-term glucose sensor and related products being developed by MRG for $30.0 million within 90 days of MRG's first successful human implant in a clinical trial performed in accordance with applicable regulatory requirements. To retain our exclusive marketing rights, we are required to purchase minimum quantities of some products from MRG. We do not anticipate exercising this option prior to 2000. In the event that we pursue either of these opportunities, additional capital resources may be required.

     Management believes that our current level of our cash and cash equivalents, short-term investments and the net proceeds of this offering will be sufficient to meet our needs for working capital and capital expenditures for the next 24 to 36 months. The requirements for additional capital and working capital, however, are subject to change and will depend upon numerous factors, including:

     - the level of capital expenditures, especially relating to the new corporate headquarters;

     - research and development activities and results;

     - competitive and technological developments;

     - health care reimbursement trends; and

     - the availability for our acquisition of complementary additional distribution channels, products, and technologies.

During future periods, we may require significant amounts of cash to pursue opportunities and promote continued growth and expansion.

QUARTERLY RESULTS

     The following table sets forth some of our selected consolidated financial information for our eight most recent quarters. In the opinion of management, this unaudited financial information has been prepared on the same basis as the audited financial information, and includes all adjustments, consisting only of normal, recurring adjustments, necessary to present this information fairly when read in conjunction with our consolidated financial statements and notes thereto contained elsewhere in this prospectus.

                                               1997                               1998                     1999
                                    ---------------------------   -------------------------------------   -------
                                      Q2        Q3        Q4        Q1        Q2        Q3        Q4        Q1
                                    -------   -------   -------   -------   -------   -------   -------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.........................  $22,922   $25,038   $32,371   $26,366   $31,715   $34,897   $45,599   $40,911
Cost of sales.....................    9,425     9,547    12,076     9,784    13,656    13,071    15,007    13,838
                                    -------   -------   -------   -------   -------   -------   -------   -------
Gross profit......................  $13,497   $15,491   $20,295   $16,582   $18,059   $21,826   $30,592   $27,073
                                    =======   =======   =======   =======   =======   =======   =======   =======
Net income........................  $ 1,527   $ 1,879   $ 2,252   $ 2,304   $ 2,747   $ 3,217   $ 4,775   $ 3,782
                                    =======   =======   =======   =======   =======   =======   =======   =======
Basic earnings per share..........  $  0.06   $  0.07   $  0.09   $  0.09   $  0.10   $  0.12   $  0.18   $  0.13
                                    =======   =======   =======   =======   =======   =======   =======   =======
Diluted earnings per share........  $  0.06   $  0.07   $  0.08   $  0.08   $  0.10   $  0.11   $  0.16   $  0.13
                                    =======   =======   =======   =======   =======   =======   =======   =======

     Our results of operations have historically fluctuated on a quarterly basis. These seasonal trends have resulted in sales and earnings for each of the first three quarters being significantly lower than sales in the fourth quarter. Fluctuations of earnings from quarter to quarter have and will continue to result from numerous factors, including:

     - response to practices of insurance companies and other third-party payors with respect to reimbursement for our products, which tend to result in increased sales of our external infusion pumps later in the calendar year, after patients' deductibles are satisfied;

     - market acceptance of our products;

     - timing of regulatory approvals;

     - new product introductions;

     - competition;

     - our ability to manufacture our products efficiently;

     - timing of research and development expenditures; and

     - the structure of our sales compensation program.

YEAR 2000 COMPLIANCE

     The Year 2000 problem refers to the potential of all electronic devices containing microprocessors to improperly recognize and calculate dates in and beyond the year 2000. In the second quarter of 1998, we formed a Year 2000 Oversight Committee to evaluate our position regarding Y2K. The committee consists of members representing all of the major operating and administrative departments within MiniMed including information technology, facilities, manufacturing, research and development, regulatory, quality assurance, materials, finance and accounting and legal.

     The committee established an Action Plan Program to facilitate our Y2K compliance and minimize the potential effects of Y2K on our operations. The components of the plan include the following steps:

     - assess Y2K compliance of our products;

     - inventory our equipment and software, including non-information systems equipment and software and prioritize according to critical business functions;

     - implement Y2K compliance testing and remediation according to priorities developed;

     - assess vendor and health care payor compliance;

     - develop and implement policies to maintain Y2K compliance going forward; and

     - establish contingency plans.

A timetable for the completion of each of these action steps contained in the plan has been developed by the committee. The committee meets regularly to assess our efforts to comply with the plan and to address any outstanding Y2K issues. The committee is also responsible for coordinating all communications and responding to all inquiries relating to Y2K.

     We have completed our evaluation of all of our current product offerings. Such evaluation has shown that Y2K will not pose operating problems for these products. In the first quarter of 1999, we completed the process of creating a master inventory of all equipment and software vulnerable to Y2K and are identifying the equipment and software attendant to critical business processes. Once this process is complete, we will be in a position to implement remediation programs to address potential problems that are identified. We have begun to remediate non-compliant systems including manufacturing systems, information technology systems, communication systems, security systems and personal computers. We currently believe that we will be able to modify, replace, or mitigate our affected systems in time to avoid any material impact on our operations.

     We have initiated formal communication with our vendors to assess their compliance with Y2K. Questionnaires have been developed and distributed to vendors. These questionnaires, when returned by a vendor, have been evaluated to assess the Y2K risk presented by that vendor. On site evaluations at the most critical vendors' sites of operations are currently being conducted. We suspect that our greatest Y2K risk will be vendor compliance. We rely on our vendors to supply us with critical components necessary for the manufacture of our products. We are also implementing a program to assess the Y2K compliance of insurance companies, management service organizations, and other third-party payors. Once both the internal and external reviews described above are completed, we will be able to design a contingency plan to address our areas of greatest exposure.

     Our most reasonably likely worst case scenario in the event of a failure to correct a material Y2K problem could be an interruption in, or failure of, normal business activities. Such failures or interruptions could materially impact our results of operations, liquidity and financial position. Due to the general uncertainty inherent in the Y2K problem, resulting primarily from the uncertainty of the Y2K readiness of our vendors, suppliers and third-party payors, we are unable to determine at this time whether the consequences of Y2K failures will have a material adverse impact on us. The plan, implemented by the committee, is expected to significantly reduce both our level of uncertainty about the Y2K problem and the possibility of significant interruptions to normal operations.

     Management currently believes that the cost of Y2K assessment and remediation will not be material. We estimate that the implementation of our Y2K plan and remediation activities related to our internal systems and equipment will cost approximately $1.0 million. Management currently believes that we have adequate working capital to fund these activities.

     Readers are cautioned that forward looking statements contained in this Year 2000 Compliance section should be read in conjunction with our cautionary language relating to forward-looking statements in "Prospectus Summary".

                                    BUSINESS
--------------------------------------------------------------------------------

BUSINESS OVERVIEW

     We design, develop, manufacture, market and sell advanced microinfusion systems and continuous glucose monitoring systems for the intensive management of diabetes. Our primary goal is to continue to be an innovator in designing and bringing to market advanced medical devices for the treatment of diabetes. We are also using our drug delivery expertise to develop devices for the treatment of other chronic medical conditions. Our development efforts are focused on creating products which will offer patients a comprehensive and integrated approach to enhanced disease management.

     We have been selling external insulin infusion pumps and related supplies since 1983, and we believe we have established a reputation for quality and service associated with the MiniMed name. We believe that we are the leading provider of insulin infusion systems in the world, with a present market share in the United States of approximately 80% of new product sales. Our net sales of these external pumps and related disposables has grown at a compounded annual growth rate of 40.7% from $43.7 million in 1995 to $121.8 million in 1998. In turn, this growth has driven our overall net income from $2.3 million to $13.0 million over the same period. We intend to leverage our existing customer base and current distribution channels to introduce new products to satisfy more of our customers' needs and provide more complete diabetes management solutions.

MARKET OVERVIEW

     Diabetes is a chronic, life-threatening disease, for which there is no known cure. In patients with diabetes, the body does not produce or respond adequately to insulin, a hormone produced by the pancreas that is critical to the metabolism of glucose. In the normal digestive process, carbohydrates in food are broken down into glucose, which is circulated in the bloodstream to the cells of the body, where it is converted into energy.

     The concentration of glucose in the bloodstream must be controlled within a relatively narrow range to maintain normal health. Insulin, which is secreted by the islet cells in the pancreas, is the primary regulatory mechanism by which the body metabolizes glucose. A normal pancreas produces the correct amount of insulin required to maintain a person's glucose at proper levels. In patients with diabetes, however, glucose is not fully metabolized. This is either because insulin-producing cells are destroyed or exist in reduced numbers, the body's cells do not effectively metabolize glucose, or some combination of both of these causes.

     Although we believe that our most significant growth opportunity is to expand our diabetes business, we also believe that opportunities involving application of our technology to the delivery of other drugs will become increasingly important in the future.

Type 1 Versus Type 2 Diabetes

     Diabetes is typically classified into two primary types. Type 1, sometimes referred to as juvenile onset, is the more severe form of the disease and is characterized by a complete lack of insulin secretion by the pancreas. In order to maintain body chemistry balance and sustain life, Type 1 patients require life-long, daily insulin therapy. In Type 2 diabetes, the more prevalent form of the disease, sometimes referred to as adult onset, the pancreas produces some insulin but glucose levels are still not adequately controlled. There is a spectrum of the severity in Type 2 diabetes, ranging from those patients whose disease is mild and even undiagnosed, to those who can usually manage their disease by diet and exercise, to those who use various oral medications and to the most serious segment that requires use of insulin.

How Many People Have Diabetes?

     According to the ADA, diabetes afflicts approximately 16 million people, approximately 6% of the total population in the United States, 800,000 to 1 million of whom are estimated by the ADA to suffer from Type 1 diabetes. Although patients with Type 1 diabetes represent the primary market for our programmable insulin pumps, there is a small but growing use of programmable insulin pumps for Type 2 diabetes. Based on industry sources, we estimate that there are 3 million Type 2 patients using insulin.

The Complications of Diabetes

     People with diabetes experience distress at both high levels of glucose -- "hyperglycemia," -- and low levels of glucose -- "hypoglycemia," with significant short- and long-term negative impacts on wellness and mortality. High glucose levels occurring acutely inhibit the immune system and result in fatigue, slow healing and lower resistance to infection. In severe cases, high glucose levels can lead to coma and death. High glucose levels occurring chronically can result in major, long-term complications such as eye disease, kidney disease, and nerve disease, male impotence and cardiovascular complications, including heart attacks and strokes. Low glucose levels can also lead to complications, including fainting, weakness and, in severe cases, unconsciousness, permanent loss of cognitive power and death. According to the ADA, diabetes is a leading cause of

     - blindness in adults 25 to 74 years old with 12,000 to 24,000 new cases annually in the United States;

     - renal failure with approximately 27,900 cases in 1997; and

     - amputations with approximately 56,000 cases annually.

Based upon data from the ADA, diabetes is the sixth leading direct cause of death by disease in the United States, accounting for approximately 193,000 deaths in 1996.

Costs to the Health Care System

     The costs to the health care system associated with the treatment of diabetes and its complications are significant. According to the ADA, the total health care costs in the United States of treating people with all types of diabetes was estimated to be $98.0 billion in 1997. This included $7.7 billion for diabetes and acute glycemic care, $11.8 billion for related chronic complications and $24.6 billion for general medical conditions. Another $54.1 billion was for indirect costs, including premature mortality and disability.

Therapy for Diabetes

     To avoid the acute effects of diabetes and to reduce the associated complications, patients with Type 1 diabetes, and many Type 2 patients, must use insulin daily to control glucose levels. A person's glucose level will vary depending upon food intake, insulin availability, exercise, stress and illness. To achieve good control a patient needs a continuous supply of insulin to provide his or her background metabolic needs, as well as periodic larger amounts for meals, known as bolus infusions. Patients generally follow one of two therapy protocols:

     - conventional, which involves one or two self-administered, daily injections of long-acting, timed-release, insulin plus diet control and exercise; or

     - intensive, which consists either of (1) pump therapy with fast-acting insulin or (2) at least three injections per day of mixtures of long-acting fast-acting insulins.

     Pumps can be programmed to better meet these needs because they use only fast-acting insulin delivered in hundreds of microinfusions throughout the day in a profile that provides both a constant flow of insulin, or basal rate, and also bolus infusions when needed. Because of the limited number of injections and the uneven absorption of timed-release insulins, we believe that in many patients neither conventional nor multiple injection therapy controls glucose levels as well as pump therapy. Our products have been shown in clinical trials to provide reduced glycemic variability and significantly fewer severe hypoglycemic events than conventional or multiple daily injection therapy.

The Daily Ritual: What the Diabetes Patient Currently Must Do

     In order to gauge insulin dosage, a patient should measure his or her glucose level at least several times per day. Currently, this is done by:

     - pricking a finger with a needle;

     - drawing a drop of blood;

     - placing it on a disposable strip;

     - inserting the strip into a small meter about the size of a pager; and

     - waiting twelve seconds to two minutes for a number to appear on the display.

The patient must then assess his or her carbohydrate intake and, using the measurement of glucose concentration, determine the appropriate amount of insulin required. If necessary, the patient then administers that amount of insulin using a syringe, a pen injector or a programmable infusion pump.

     We believe that the discomfort, complexity and time associated with this entire process discourages patient compliance. In addition, the current glucose monitoring procedure provides measurements at only a few points in time. With each determination the patient does not know for sure if his or her glucose level is rising, falling or remaining stable. This can lead to erroneous conclusions as to the amount of insulin needed. In spite of these limitations, we estimate the present worldwide market for these glucose meters and strips and related disposables to be approximately $3.0 billion. The glucose monitoring technology we are currently developing is intended to compete eventually with these glucose meters and strips, especially for insulin-using patients, who use over half of the total worldwide supply of glucose meters and strips. We cannot assure you, however, that our glucose monitoring systems will prove to be sufficiently accurate and effective or that we will be able to commercially market these products.

NIH Landmark Study: DCCT

     In 1984, the NIH started a $165.0 million study, which is generally referred to as the DCCT, involving 1,441 Type 1 patients who participated over the entire approximately ten-year term of the study. The study was designed to determine whether close control of blood glucose levels, approaching "normal" levels, could prevent the onset and the progression of severe, long-term complications of Type 1 diabetes. Individuals with diabetes with mild or no significant complications were randomly divided into two groups:

     - the conventionally-managed patients took one or two injections daily of a variety of types of mixed insulins and were required to measure their blood glucose levels once or twice per day; and

     - the intensively-managed patients were given the choice of multiple daily injections, three or more injections per day, or use of an insulin pump. These patients were required to take at least four glucose measurements daily.

     The NIH provided as insulin pumps to the patients our earlier Model 504-S, although a small number of patients who had already been using other pumps were permitted to continue using their existing pumps. Among the intensively-managed patients, 34% overall used external pumps, and at the end of the study 42% of the intensively-managed patients were using pumps.

     In September 1993, The New England Journal of Medicine published the results of this landmark study, which concluded that:

     - Serious consequences of diabetes were reduced significantly for the intensively-managed patient group as a whole.

     - Progression of the three primary conditions that were evaluated was reduced in the intensive group relative to the conventional group: eye disease by 76%, kidney disease by 50% and nerve disease by 60%.

     - The incidence of hypoglycemic events for the intensively-managed group was three times higher than for the conventionally-managed group.

     - In spite of the finding with respect to hypoglycemic events, the NIH concluded that Type 1 patients should be treated intensively because the reduction in long-term complications greatly outweighed the risk of hypoglycemic events. In fact, the results of the study were so compelling that the study was terminated a year earlier than planned.

More Recent Clinical Studies

     Although the DCCT was not intended to compare the benefits of pump therapy with multiple daily injections, more recent studies have focused on this comparison and have concluded that pump therapy has significant advantages.

     In April 1996, Diabetes Care, a respected scientific journal, published the results of a study by Bruce Bode, M.D. and others, involving 55 patients who managed their glucose levels intensively, using multiple daily injections for at least 12 months before switching to our external programmable pump for a minimum of 12 months. The study found that the patients achieved reduced glycemic variability and a four- to six-fold reduction in severe hypoglycemic events with the pump.

     The EVADIAC study group in France presented two studies in 1996 which included a comparison of pump therapy using implantable pumps to multiple daily injections and external programmable pumps. We manufactured a majority of the implantable pumps used in the studies. The studies, involving more than 240 patients, found that implantable pumps had significant advantages over alternative intensive management therapies for Type 1 patients. The studies also showed that patients with implantable pumps had an even more significant reduction in severe hypoglycemic events than patients with external pumps.

     In October 1996, the Journal of the American Medical Association, generally known as JAMA, published the results of a prospective, randomized study performed for the U.S. Department of Veterans Affairs which compared pump therapy using our implantable pump to multiple daily injections in a total of 105 Type 2 patients. The study found that Type 2 patients with implantable pumps achieved reduced glycemic variability and reduced risk of hypoglycemic events without weight gain, as compared to those patients using multiple daily injections. The study also showed that the pump patients had an enhanced quality of life.

     In 1998, the UK Prospective Diabetes Study published in The Lancet, found, over a ten-year period, that intensively-managed Type 2 patients had a 25% reduction in the risks of microvascular clinical complications, such as eye disease and kidney disease. The only disadvantages according to the study to intensive management for Type 2 patients were weight gain and risk of hypoglycemia. There was also no evidence that intensive treatment had any specific adverse effect on macrovascular disease.

THE MINIMED SOLUTION

     We believe our insulin pump and glucose sensor technologies offer patients with diabetes substantial benefits over the current alternative therapies. In addition, we believe our technologies for external programmable pumps can be used in the controlled delivery of other large molecule compounds with advantages over current treatment options.

Insulin Pump Technologies

     Our diabetes products, both those already available commercially and others under development, reduce the serious complications of diabetes by enabling patients to more easily, accurately and intensively manage their glucose levels. Our programmable insulin pumps have substantial advantages over conventional or intensive injection therapy, because they:

     - Result in Fewer Severe Hypoglycemic Events. The Diabetes Care, EVADIAC and JAMA studies referred to above all demonstrated this using our pumps.

     - Enable Rapid Insulin Absorption and Availability. Our pumps use fast-acting insulin which allows insulin to be more quickly absorbed into the blood. Regular and timed-release insulins take considerable time before initiating metabolism of glucose, which means that a patient using injection therapy must administer an injection well before the insulin is actually needed. Changing plans can cause problems. For example, a bolus injection -- a single sizable dose -- of regular insulin should be taken 45 minutes to an hour or more before a meal. If the carbohydrate intake or the timing changes, glucose control is impaired. In pump therapy, which uses only fast-acting insulin, only a few minutes of lead time are required between the infusion of a bolus and the meal. This time period is even shorter with the new faster-acting insulin analog which has recently become available.

     - Improve Consistency of Insulin Absorption. Fast-acting insulin delivered by a pump in tiny microinfusions also has lower variability in absorption. By contrast, both conventional therapy and multiple daily injections require the use of timed-release insulins, which vary in absorption within the same patient by as much as 42% or more from one day to the next. Fast-acting insulin delivered by pumps has variability levels of less than 3% in most patients. In addition, injection therapy requires the patient to administer multiple injections of insulin in different locations in the body. Each location in the body may have different absorption characteristics. Pumps, in contrast, deliver the insulin through an infusion set that is connected for two to three days to a single site, usually in a patient's abdomen, which provides more consistent absorption.

     - Enhance Control Through Programmable Delivery. Because our pumps are programmable, they enable the delivery of insulin to be more closely matched to a patient's needs as they vary throughout the day. This capability is especially advantageous during sleep. Many patients have been shown to suffer from a rise in early morning glucose levels. The patient can program our pumps to address this condition, known as the Dawn Phenomenon, as well as the many other predictable fluctuations in glucose levels.

     - Provide Continuous Insulin Supply. Our pumps deliver a continuous infusion of insulin to provide for a patient's background metabolic needs. Injection therapy, in contrast, requires the repeated administration of boluses, which form a subcutaneous depot or collection of insulin and can result in tissue scarring at the injection site. In pump therapy, fast-acting insulin is delivered in hundreds of microinfusions throughout the day, thereby reducing the creation of such depots.

     - Improve Patient Quality of Life. In addition to advantages related to glucose control, we believe our pumps provide patients with a more flexible lifestyle, an important advantage that makes pumps a particularly attractive alternative to injection therapy. Because of the flexibility of infusion pumps to deliver both a continuous background profile of fast-acting insulin and larger episodic boluses when needed before meals, patients are not restricted to the fixed schedule of eating and exercise that is required for both conventional and intensive injection therapy. They are less likely to have glucose level fluctuations as the insulin demands of an active life are met. In addition to these lifestyle benefits, many people using the pump report that they feel much better with pump therapy.

Glucose Sensor Technology

     We are developing a series of continuous glucose monitoring systems which utilize a small, thin, pliable sensor to be inserted into subcutaneous tissue, the tissue immediately under the skin, usually in the abdomen or upper arm. The sensing element produces an electrical signal proportional to glucose in the interstitial fluid, the fluid in the subcutaneous tissue. The sensor is connected either by cable to a small recording/display unit for some products, or to a telemetry device which transmits the signal to a recording/display unit for other products. We are designing future models of our external pumps to receive information from the sensor and react to sensor commands, although these products, if they are successfully developed, will not be available for several years.

     We believe that our continuous glucose monitoring systems will, if successful, offer significant advantages over current methods of monitoring glucose levels because our systems would:

     - Improve Patients' Ability to Normalize Glucose Levels. Our continuous glucose monitoring systems have been shown in limited human trials to continuously and accurately measure glucose levels as compared to standard laboratory reference equipment. This information not only presents quantitative measurements but will allow patients to determine whether glucose levels are rising, falling or remaining stable. This will provide the patient a means to better manage his or her glucose level.

     - Warn Against Dangerously High or Low Blood Glucose Level. Studies indicate that patients experience wide swings of glucose levels during a 24-hour period which are not easily detected even by testing with four to six finger pricks per day. In our next generation continuous glucose monitoring system product, when a sensor measurement indicates a glucose level above or below an acceptable range, an alarm will activate. Our sensing systems will also operate during periods of sleep and will sound an alarm to wake the patient if his or her glucose level gets too high or too low.

     - Improve Patient Compliance. Our subcutaneous glucose sensor is inserted through the skin approximately every three days, thereby avoiding multiple daily finger pricks. Because it is small, thin and pliable, the microsensor causes little, if any, patient discomfort. By avoiding the discomfort, complexity and time associated with repeatedly pricking a finger to draw blood and waiting for a meter reading of the sample, our continuous glucose monitoring system is expected to remove many of the obstacles which are believed to deter patient compliance, particularly in the case of intensive management of diabetes. A patient using our continuous glucose monitoring system would need only two or three sensor insertions, and possibly two or three calibrations, per week, as compared to at least 28 finger pricks per week for recommended monitoring with strip meters in an intensive management regimen.

     - Enable Health Care Professionals to Establish Improved Treatment Protocols. The challenge of establishing a suitable treatment program for patients beginning intensive management is great. In some medical practices, patients are hospitalized for several days so that frequent glucose measurements can be made to generate a suitable treatment protocol for a given patient. Even this procedure is limited in its effectiveness because the patient's behavior in the hospital differs from his or her normal lifestyle. Continuous sensing and recording outside a hospital will permit better treatment protocols to be generated at lower cost and without the need for hospitalization or close surveillance.

Use of Our Infusion Pump Systems for Other Medical Conditions

     We have gained considerable expertise from our experience with insulin infusion and believe that this expertise can be applied to meet the complex delivery requirements of many other drugs. Many genetically engineered and manufactured proteins and peptides have delivery problems similar to insulin. Delivery for these drugs is difficult because they:

     - contain fragile, large molecules;

     - cannot be ingested orally;

     - have short half-lives in the body;

     - require site specific delivery;

     - have very narrow effective ranges of concentration; or

     - require a profiled delivery pattern or would otherwise require large amounts of drugs that are either expensive or toxic in the high doses required to achieve therapeutic value.

     We believe that our external programmable pumps used in the controlled delivery of other large molecule compounds may have advantages as compared to current treatment options.

BUSINESS STRATEGY

     Our primary goal is to continue to be an innovator in bringing to market advanced medical devices for the treatment of diabetes, but we also intend to use our drug delivery expertise to develop devices for the treatment of other chronic medical conditions. To achieve these objectives, we are pursuing the following business strategy:

     - Expand the Market for Insulin Pumps. The NIH and the ADA have established intensive therapy as the standard of care for most Type 1 patients, in part as a result of the DCCT. Clinical results have shown that continuous insulin therapy using programmable insulin pumps is the most effective way to provide intensive management. Since the benefits of intensive therapy have only recently been verified, and since many patients are treated by primary care physicians who do not have the facilities and support personnel to pursue intensive management, the majority of Type 1 patients and most insulin-using Type 2 patients are still being treated with conventional therapy. We estimate that in the United States only approximately 7% of Type 1 patients and a very small number of Type 2 patients are using pump therapy. As a result, we believe that we have a significant opportunity to expand the market for our insulin pumps.

     - Offer Comprehensive Array of Products for the Treatment of Diabetes. With our acquisition of HMS and DSS, we have established a presence in the market for additional diabetes products and supplies such as strips and meters, complimenting our existing distribution network for insulin pumps and supplies. We also believe that these acquisitions will provide a means to efficiently distribute our continuous glucose monitoring systems, as well as a new formulation of Lilly's insulin lyspro for programmable infusion pump patients, if and when FDA approval for some of these products is received. The constant-flow infusion system for Type 2 diabetes, if and when approved by the FDA, is expected to provide us a significant new market. By increasing our ability to satisfy more of our customers' needs and continuing our extensive customer service efforts, we believe that we can maximize our revenues over the long term and create barriers to entry for competitors.

     - Diversification Into Treatment of Other Medical Conditions. We believe that there are many opportunities to use our infusion pump technology with medications other than insulin. Our agreements with Trimeris and UT are our first two efforts in this regard, and we are having ongoing discussions with a number of other biotechnology companies.

     - Generate Recurring Revenue Stream. Our insulin infusion products include a variety of disposable products and accessories which are labeled to be replaced every 48 to 72 hours and provide a continuing source of revenue from each patient. In addition, both our continuous-flow infusion system for Type 2 diabetes and our continuous glucose monitoring systems are also disposable products which are anticipated to be replaced every 72 hours. We will seek to continue to expand our recurring revenue stream by adding new proprietary disposables and accessories, as well as by distributing other supplies to our customers, such as pre-filled insulin cartridges, strips and meters.

     While these are the strategies we are pursuing in our business, we cannot assure you that:

     - any of the future products mentioned above products can be successfully developed or commercialized;

     - the various components of any of the systems can be made to work together;

     - regulatory approval for commercial distribution will be obtained;

     - reimbursement by third-party payors will be available; or

     - the products will be accepted in the marketplace by health care professionals, patients and third-party payors.

PRODUCTS

     The following table summarizes some information with respect to principal products we own or distribute and products under development.

                                                                                              TARGET
        PRODUCT                     DESCRIPTION                 REGULATORY STATUS            MARKETS
------------------------  -------------------------------  ----------------------------  ----------------
INFUSION PUMPS AND SYSTEMS

External insulin pump     Several models; currently on     Commercially available        Type 1 patients;
                          fourth generation                                              insulin-using
                                                                                         Type 2 patients

Type 2 insulin infusion   Disposable, constant-flow        FDA approval required         Insulin-using
system                    infusion device licensed from                                  Type 2 patients
                          Elan Corporation, plc

Implantable insulin pump  Implanted under the skin of the  CE Mark received in EU; FDA   Type 1 patients
                          abdomen; used for insulin        approval required
                          therapy

General purpose infusion  Multipurpose drug infusion pump  FDA approval required for     Pulmonary
pump                      for non-insulin applications     each application              hypertension;
                                                                                         HIV infection;
                                                                                         cancer; and
                                                                                         other medical
                                                                                         conditions

DISPOSABLES AND ACCESSORIES

Sof-set infusion set      Multiple versions; insulin-      Commercially available        Type 1 and 2
                          compatible tubing set with soft                                patients
                          cannula, instead of a needle

Polyfin infusion set      Two versions; insulin-           Commercially available        Type 1 and 2
                          compatible tubing set with                                     patients
                          needle

Sof-serter                Automatic Sof-set cannula        Commercially available        Type 1 and 2
                          inserter                                                       patients

Silhouette infusion set   Insulin-compatible soft-angled   Commercially available        Type 1 and 2
                          tubing set with angled soft                                    patients
                          cannula

Medication reservoir      Syringe-like reservoir used      Commercially available        Type 1 and 2
                          with external insulin pump                                     patients

Prepackaged insulin       Worldwide license to package     FDA approval required         Type 1 and 2
cartridges                and sell a new formulation of                                  patients
                          Lilly's insulin lyspro for use
                          with programmable infusion
                          pumps

                                                                                              TARGET
        PRODUCT                     DESCRIPTION                     FDA STATUS               MARKETS
------------------------  -------------------------------  ----------------------------  ----------------
Data collection system    Communications cradle to         In test marketing; no FDA     Physicians who
                          download patient information     approval required             treat diabetes
                          from external insulin pumps

Strips and meters         Manufactured by other companies  Commercially available        Type 1 and 2
                          and used to measure glucose                                    patients
                          levels

GLUCOSE MONITORING SYSTEMS

Physician diagnostic      To be used by health care        Approved by FDA on            Physicians who
device                    professionals to monitor         June 15, 1999                 treat diabetes
                          patients continuously for 2-3                                  patients
                          days

Patient glucose           To be used by the patient to     Under development; FDA        Type 1 and 2
monitoring system         continuously monitor glucose     approval required             patients
                          levels, includes a
                          hypoglycemia/hyperglycemia
                          alarm

Glucose management        Hospital based system to         FDA approval required         Hospitals who
system                    control glucose levels; jointly                                treat diabetes
                          developed with Roche                                           patients

Infusion Pumps and Systems

     EXTERNAL INSULIN PUMP. We introduced our most recent version, the Model 507C, in June 1998. This model weighs about 3 1/2 ounces and is about the size of a pager. The pump can accurately deliver, throughout the day, a controlled, programmable profile of insulin in several hundred microinfusions of one microliter each. The insulin delivery profile can thus be adjusted to meet individual needs. Insulin is delivered from the pump through special insulin-compatible tubing either to a needle or soft cannula, a tiny tube which penetrates the skin, usually into the subcutaneous tissue of the abdomen.

     The Model 507C is an upgrade to the fourth generation of our external pumps, the first of which was introduced in 1983. We continually seek to improve our existing external pumps with additional features and capabilities. Our pumps have many safety features, including numerous alarms, with 50 in the Model 507C, maximum limitations on the rate and amount of basal and bolus deliveries, and automatic shut-off mechanisms to prevent excessive delivery of insulin. The Model 507C stores a record of the timing and size of the last 450 bolus doses administered plus daily totals for the past 90 days' insulin delivery. It provides the ability to set a temporary basal rate for particular activities such as exercise, and it can be programmed to turn itself off if the user does not enter a command for a specified period of time. It offers an extended bolus delivery over time, "dual wave" and "square wave" boluses, which can be especially useful with very fast-acting insulin analogs and for high fat content foods. The Model 507C also uses a backlight that makes it easier for a patient to program his or her pump in low light conditions.

     In September 1996, we introduced our Model 505 external insulin pump. This pump is a reduced feature version of the earlier Model 506. It has full bolus programming capability but only a single basal rate. It is intended primarily for more cost-sensitive markets where more sophisticated technology has not yet been introduced.

     Physicians prescribe insulin pumps and associated disposables to achieve better control of glucose levels. When a pump is prescribed, a nurse typically assists in teaching the patient how to use the pump and the related skills, such as calculating the appropriate amount of insulin for boluses. A patient typically returns to the physician's office for periodic check-ups and often contacts our Clinical Services Department for information. While we believe that our external pumps significantly improve the quality of life of their users and have also become increasingly easy to use, some physicians do not prescribe external pumps for patients using intensive therapy because the pumps are a relatively sophisticated means of delivering insulin. Some patients may not have the motivation and ability to understand and correctly use them. Also, some patients, particularly in their teenage and early adult years, may object to pumps because they do not like the idea of having a device attached to their bodies. We believe that our educational programs and publicity about our more famous pump users, such as Nicole Johnson, Miss America 1999, are countering some of these objections.

     TYPE 2 INSULIN INFUSION SYSTEM. In June 1999, we obtained a license for the distribution rights to a constant-flow disposable infusion system for Type 2 diabetes developed by Elan. The infusion system is attached to the body with an adhesive and delivers a pre-set constant rate of drug. We believe this pump has the potential to distinguish itself in the market by its convenience and ease of use, and we intend to market the device to insulin-using Type 2 diabetes patients. The device is designed to be used as a system, with a drug cartridge packaged with the pump. Before we can market and sell the device, some improvements must be completed, and we must obtain regulatory approval for the system.

     Under a separate agreement, we will be the exclusive worldwide manufacturer of the constant-flow disposable infusion system for all applications. Elan has granted distribution rights to the product to other companies for use as a system with specific pharmaceutical compounds. Elan will transfer the manufacturing technology to us, and we will be responsible for first establishing a manual production capability, and later establishing an automated, high-volume manufacturing line for the product.

     IMPLANTABLE INSULIN PUMP. The implantable insulin pump, the MIP 2001, which we developed and for which we maintain exclusive worldwide marketing rights for diabetes, is similar in function to the external insulin pump but is implanted under the skin of the abdomen in a relatively minor surgical procedure. This pump releases a basal flow of insulin, with larger bolus doses delivered before meals. The amount of insulin released can be programmed by the patient with a hand-held communicator to meet individual needs. The communicator uses radio waves to control the pump. The pump is designed to store approximately a three-month supply of a special, concentrated insulin and is refilled in the doctor's office from a special syringe by inserting a needle through the skin and into the pump, which then automatically draws the insulin into its negative pressure reservoir. The negative pressure reservoir is a significant safety feature which virtually prevents the possibility of a spill of the stored medication from a reservoir leak or during refilling.

     On September 1, 1998, we sold assets and transferred technology related to our implantable pump program to MRG, and also entered into a series of related transactions. MRG was founded by Alfred E. Mann, founder, Chairman, CEO and our largest stockholder. See "Management -- Compensation Committee Interlocks and Insider Participation." Mr. Mann continues to hold a substantial equity interest in MRG.

     The implantable pump has been approved for commercial distribution in the EU, but sales will be limited until the special insulin used with the pump is approved. In the United States, we are preparing to file a combined application for approval of the pump and the special insulin. We cannot assure you that any of these approvals will be obtained or as to the timing of obtaining them.

     Approximately 1,400 patients have received implantable pumps, including 260 as part of the clinical trials. During the early phase of the trials approximately 10% to 15% of patients experienced blockage or clogging of the catheter that delivers the insulin or the collecting of deposits on a pump valve. These problems were traced to changes in the manufactured insulin. We believe that the problems have been corrected, but we cannot be sure that they will not occur again.

     GENERAL PURPOSE INFUSION PUMP. We have developed a general purpose programmable infusion system that we expect to use for non-insulin applications.

     Pulmonary Hypertension. In September 1997, we entered into an agreement with United Therapeutics Corporation, which we call UT, a biopharmaceutical company, to work together in the design, development and implementation of therapies for the treatment of pulmonary hypertension. Pulmonary hypertension is a disease that constricts the blood vessels serving the lungs, slowing oxygen absorption and ultimately causing heart failure. There is no known cure, and current treatments are limited to heart/lung transplants or the intravenous administration in or near the heart of an unstable compound with a half-life of approximately two minutes in plasma.

     Current drug therapy is exceedingly expensive and deters compliance. The drug formulation must be mixed daily and be delivered from a bulky, refrigerated unit worn on the patient's back. This arrangement is a cumbersome process and likely to cause complications.

     By contrast, the UT compound appears to be similarly effective at reducing pulmonary arterial pressure, but can be delivered using a model of our programmable external infusion pump. UT and we have launched international trials to test UT's UT-15 compound at nineteen sites within the United States and in ten countries abroad. Results from early clinical trials have shown a reduction in pulmonary arterial pressure, and we believe that this therapy will improve patients' health and quality of life. Although only a relatively small number of people suffer from this disease, we believe that the UT alliance may provide us with a discrete patient population for which a new therapy delivery model can be developed. The terms of our agreement with UT state that both parties expect that we will be the main distributor for both the delivery system and the drug.

     HIV/AIDS. In April 1997, we announced an agreement with Trimeris, Inc. relating to a new antiviral compound for the treatment of HIV/AIDS. Trimeris' proprietary compound, called T-20, is designed to inhibit the spread of HIV by blocking the virus before it is able to effectively penetrate and infect a healthy host cell. This process differs from currently approved HIV/AIDS therapies, which target viral replication only after the host cell is already infected. The FDA has not yet approved T-20 and may never do so. Laboratory studies have demonstrated T-20's antiviral effectiveness, and a pilot study in humans has shown the drug to reduce levels of HIV without serious side effects. Recent clinical trials showed that T-20 could be delivered either by twice-daily injection or by pump therapy, similar to the current diabetes therapy model. Although we will benefit from the agreement with Trimeris only if T-20 is administered to patients by use of a pump, we do not yet know whether pump therapy using T-20 may have advantages over multiple injection therapy or whether there will be specific groups of patients with characteristics that make our pumps a more beneficial means of delivery.

     Cancer. In 1998, we entered into a letter agreement with CTL Immunotherapies Corp., which we will call CTL, regarding a potential strategic alliance. CTL is a biopharmaceutical company involved in the development of proprietary compounds for the treatment of targeted medical conditions, including specific forms of cancer. Pursuant to that agreement, we provided technical support and laboratory space to CTL. We also purchased capital equipment used in connection with the project and provided CTL with a limited number of our infusion systems for use in connection with clinical trial activities. Finally, we provided ancillary support to CTL in its development efforts. CTL is required to reimburse us for the costs associated with personnel, supplies, materials and related expenses incurred by us in connection with the project.

     We expect to finalize an agreement with CTL for the development of therapy systems involving selected CTL compounds and our medication infusion systems. If therapies utilizing CTL compounds appropriate for infusion delivery are successfully developed, the parties anticipate that the agreement will provide for our company to be the exclusive provider of infusion devices and supplies on terms to be negotiated.

     While we believe that new applications for an infusion pump represent a significant opportunity for the future, our efforts in the area are at a beginning stage. We cannot assure you that:

     - our anticipated cooperative efforts with biopharmaceutical companies will be commercially implemented;

     - the development of new applications for our pumps will be successful; or

     - the applications will be approved by the FDA or other regulatory authorities.

     Also, many of the new applications may involve new drugs which themselves must be approved by the FDA in addition to the approval required for the use of our infusion systems to deliver the drugs.

DISPOSABLES AND ACCESSORIES

     DISPOSABLES FOR INSULIN PUMPS. Our external pumps are used with disposable elements consisting of a tubing set and a special syringe-type reservoir, which stores the insulin in the pump. The most popular tubing sets with soft cannulas have been marketed under the trade name Sof-set. We have introduced more advanced versions, called:

     - the Sof-set QR -- for Quick Release;

     - the Sof-set Ultimate QR -- incorporating several enhancements over the Sof-set QR which are designed to provide greater patient comfort; and

     - the Polyfin QR.

     All of these versions incorporate a quick release connector so that patients can more conveniently and discreetly disconnect the pump for showering, bathing, swimming, exercise or intimacy. To make the insertion of the cannula through the skin easier, we have developed other devices, including:

     - the Sof-serter, which allows the patient to automatically insert the cannula; and

     - the Silhouette, a new model of infusion set, with an angled cannula to facilitate insertion into the skin and a disconnect feature.

     These disposables provide us with a continuing source of revenue from pump customers. Most of these products are labeled to be replaced every 48-72 hours.

     PRE-PACKAGED INSULIN CARTRIDGES. Our new license agreement will enable us to manufacture and market a new formulation of Lilly's insulin lyspro for programmable insulin pumps. We intend to contract with another company to do the manufacturing, and we propose to offer the insulin analog in cartridges designed for use with our external insulin pumps.

     DATA COLLECTION SYSTEM. We are developing a data collection system which will permit health care professionals to download to a personal computer information from our current and future external pumps, process the information using special software and print out the results in summary or graphical form. This information will enable the professional to assess the glucose control of the patient over a three-month period and, where indicated, to adjust the insulin delivery process for the patient. We are in the process of testing this product.

GLUCOSE MONITORING SYSTEMS

     We are planning a series of glucose monitoring products:

     PHYSICIAN DIAGNOSTIC DEVICE. The first product involves our glucose sensor connected by wire to a recording and display device and is designed for use by health care professionals. It will record but not display actual glucose readings, including glucose levels and trends for two to three days. The data can be downloaded by the professional into a personal computer for evaluation. In using this system, the patient will be asked to use various prompts to input times of meals, amounts of carbohydrate, exercise times, and other events affecting glucose metabolism.

     On June 15, 1999, the FDA approved a first generation continuous glucose monitoring system product designed to be used by health care professionals in treating patients with diabetes. Patients can wear this initial model for several days to enable the health care professional to analyze retrospectively the patient's glucose levels and modify the patient's treatment, which may include the prescription or reprogramming of an insulin pump. The FDA's approval of our continuous glucose monitoring system is subject to post-approval clinical studies and standard post-approval requirements. The system is intended for prescription use only and for occasional use rather than everyday use. Our continuous glucose monitoring system is only a supplement to, and not a replacement for, standard invasive measurement of glucose levels. This product will allow identification of patterns of glucose level excursions above or below the desired range, facilitating therapy adjustments, which may minimize these excursions. As discussed below, we intend to develop and seek approval for a consumer model of the continuous glucose monitoring system that would provide the patient with continuous glucose readings and enable us to compete in the worldwide market for glucose strips and meters, which we estimate to be $3.0 billion.

     PATIENT GLUCOSE MONITORING SYSTEM. After obtaining additional clinical experience with this initial product, we anticipate filing for FDA approval for a product that will be used by patients to continuously monitor glucose levels. We expect to make the display unit smaller for this device so that it can be worn like a wristwatch or carried in a pocket. Future products will include telemetry, to permit wireless communication between the sensor and the recording and display device. They will also include a programmable hypoglycemia and hyperglycemia alarm, designed to alert patients when glucose levels drop below or rise above limits established by the administering physician. Although our development and regulatory efforts are at a relatively advanced stage, we cannot assure you that the development of these products will be successful or that they will be approved for commercial distribution. We have not completed the development and production engineering of these products and various accessories, including the introducer, the transmitter and the receiver/display devices. If we receive FDA clearance, we plan to conduct a field trial before general release.

     We believe that there will be a substantial market for our continuous glucose monitoring systems even if the cost of the sensors exceeds the cost of the glucose strips that they would replace. However, to maximize penetration of the glucose meter and strip market, we believe that it may be necessary for the price of our sensors over their useful lives to be reasonably comparable to the cost of presently available strips. We cannot assure you that we will achieve this price, particularly if glucose meter companies try to compete with us by drastically reducing prices. Also, because the potential market is large, many other companies are attempting to develop non-invasive and/or continuous glucose measuring systems.

     GLUCOSE MANAGEMENT SYSTEM. We are developing a glucose management system in collaboration with Roche Diagnostics for use primarily in hospitals. The system is designed to enable health care professionals to better control the glucose levels of their patients. We expect to submit this device to the FDA for approval through the 510(k) process. Our submission has been delayed, however, because the FDA has indicated that it may require a separate approval of the use of insulin to be delivered intravenously. Roche and we are in discussions with the FDA and insulin manufacturers regarding this issue. We are uncertain as to whether the problem with delivery of the insulin can be overcome.

RESEARCH AND DEVELOPMENT

     Our research and development activities are performed primarily by our research and development organization, which consisted of 97 persons as of May 31, 1999. We obtain our product ideas from our staff, patients, health care professionals and our Medical Advisory Board, all of whose opinions on products we actively seek through surveys, field visits, medical symposia, focus groups and personal relationships. We expense all research and development costs as we incur them. Research and development expenses were $7.9 million for 1996, $9.4 million for 1997 and $16.5 million for 1998.

     From time to time, we attempt to obtain U.S. governmental grants to strengthen our research and development efforts on technically difficult projects. These grants allow us to pursue the development of new and novel products with less financial risk. In 1998, we were awarded a three year, $2.0 million grant under the Advanced Technology Program, which we refer to as ATP, by the National Institute of Standards and Technology. With this money and $1.5 million in matching research and development expenses, we plan to develop and test components for a simple, accurate, minimally invasive system for

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measuring glucose levels which uses different technology from our existing sensor and may be appropriate for Type 2 diabetes patients. The new chemistries, materials, and devices developed under this research award may also serve as a platform for the development of other sensing applications. We were also awarded two multi-year NIH grants aggregating approximately $1,050,000 that will help us strengthen the research being conducted under the ATP award. We will own all new technology resulting from these activities.

MARKETING AND SALES

     Patients in the United States usually place orders for our external insulin pumps upon the advice and recommendation of their physicians, who provide the prescriptions. Our marketing focus is on endocrinologists, diabetologists and other health care professionals who treat diabetes patients and on third-party payors. We have also started to focus our efforts on primary care physicians who treat relatively large numbers of diabetes patients in managed care organizations. We believe that more than 90% of our revenues from the sale of our external pumps and related disposables are reimbursed by third-party payors, subject to applicable deductible and copayment amounts.

     Our marketing efforts include sponsoring educational symposia in intensive diabetes management for physicians, other health care professionals and third-party payors, to teach the benefits of, and provide training in, pump therapy. We have trained over 5,000 health care professionals in the use of our insulin pumps for intensive management of patients. In 1999, we intend to conduct 60 one-day and nine two-day symposia in the United States and 25 symposia internationally. Roche Diagnostics and Eli Lilly contribute to the funding of these educational programs. We also conduct numerous presentations to case managers for managed care organizations.

     Under our co-promotion agreement, Roche and we each send targeted advertising to patients describing the other's products. The materials sent by Roche include descriptions of our patient service and support network.

     AGREEMENT WITH MISS AMERICA, NICOLE JOHNSON. We have entered into an agreement with the reigning Miss America, Nicole Johnson, and the Miss America Organization to further promote early diagnosis and aggressive treatment of diabetes. Miss Johnson was diagnosed with Type 1 diabetes at the age of 19 and uses our external insulin pump to treat her diabetes. Together with Miss Johnson and the Miss America Organization, we have developed a program to educate physicians, particularly primary care physicians, and the public at large regarding diabetes diagnosis and treatment. As part of this program, we will sponsor Miss Johnson's personal appearances at several diabetes related events. Also, Miss Johnson is an important part of a print advertisement campaign aimed at advancing Miss Johnson's platform of increasing diabetes awareness, including awareness of pump therapy. Miss Johnson is also involved in similar promotional arrangements with other companies with diabetes businesses, such as Eli Lilly, which do not compete directly with us.

     CUSTOMER SERVICE AND SUPPORT NETWORK. We also seek to develop patient interest in and demand for our diabetes products by providing patients with access to our service and support network, including:

     - services of an experienced clinical services department available by telephone, toll-free, 24-hours per day, seven days per week, to answer patient questions and provide guidance, advice and trouble-shooting regarding daily pump use;

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

     - free, short-term replacement pumps sent within 48 hours or less to promote continuous therapy;

     - an insurance assistance department consisting of 57 people as of May 31, 1999 to answer questions, simplify and expedite claims processing and assist patients in obtaining third-party reimbursement;

     - participation in a patient advocacy program which works with the American Association of Clinical Endocrinologists;

     - an extensive Internet web site at www.minimed.com;

     - advertisements in targeted media; and

     - free videotapes and other educational material.

     MANAGED CARE. We continue to increase our presence in the managed care marketplace. Field insurance managers are responsible for relationships with, and the solicitation and negotiation of contracts from third-party payors. In 1998, we more than doubled the number of arrangements we have entered into with third-party payors. The number of contracts with managed care entities and other third-party payors providing for reimbursement for our external pumps and disposables and other diabetes supplies is now more than 180. We have also recently expanded our insurance support activities to better address the growing managed care segment of health care payors in the United States.

     EXPANDED SALES FORCE. We market our diabetes products and serve customers through our direct sales organization and distributors. We significantly increased the size of our sales force with the purchase of HMS and DSS. In addition to senior sales and marketing management and an extensive in-house support staff, as of May 31, 1999, our direct sales organization in the United States consisted of four regional directors, four regional managers and 102 field staff personnel, including a Director of Managed Care and ten field insurance managers. These representatives are extensively trained and specialize in diabetes therapy and the use of our products. We compensate our sales representatives in the United States with a base salary, a sales commission and an annual bonus based on meeting performance objectives. In the United States, we also contract with nurse educators who are certified pump trainers to assist in educating potential patients about use of our external pumps.

     USE OF DISTRIBUTORS. We believe that our strategy of maintaining our own direct sales force dedicated to diabetes is an important factor in market development and an important competitive advantage. Nevertheless, we also use independent distributors in the United States to strengthen our direct sales force and increase the number of physicians served. Some third-party payors in the United States require that some classes of purchases be made through specified distributors, and some distributors in the United States and internationally maintain a substantial infrastructure to support physician and patient needs. Internationally, independent distributors are used to provide sales coverage in geographic areas not served by our direct sales force. In 1998, we increased the relative percentage of sales processed directly through us. As a result of our continued investment in our internal reimbursement capabilities, our acquisition of HMS and DSS and the activities of our field insurance managers, we expect the percentage of our sales made through our direct sales force will continue to rise.

     INTERNATIONAL SALES. We have our own international sales organizations consisting of 46 people as of May 31, 1999, including administrative staff, for France, Germany, the

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

Netherlands, Belgium, Scandinavia and the Baltic region. We also have a distribution manager in the United Kingdom and use independent distributors in other countries. We believe that the international market provides a large opportunity for growth and are seeking to expand our international sales. International sales of diabetes products increased over 66% to $10.9 million in 1998. Also, we expect that some of our new products and new applications will be introduced in foreign countries before being introduced in the United States because the regulatory approval process in other countries has generally been less time consuming and less expensive than in the United States.

     In January 1998, we acquired all of the assets of Dartec A.B., a distributor of diabetes products located in Sweden for $2.7 million in cash. Dartec had been a distributor of our products, and the acquisition of its business gives us a direct sales organization covering the Scandinavian countries and the Baltic region.

MANUFACTURING

     We purchase most of our components, some subassemblies and various services used in the manufacture of our products from outside vendors. These outside vendors generally produce their items to our specifications and in many instances to our designs. We then assemble the components into finished products. We purchase some disposable products from OEM suppliers.

     Our Quality Assurance Department provides guidance to vendors and inspects and tests products at various steps in the manufacturing cycle. This ensures that products comply with our stringent specifications. The manufacturing facilities are subject to periodic inspection by regulatory authorities.

     We have received approvals from the International Standards Organization, which we refer to as ISO, that allow us to introduce quickly some products into the EU based on annual certification of our quality system. These approvals are the ISO 9002 relating to quality standards, which we received in 1995 and the ISO 9001 relating to design control standards, which we received in 1996.

     We rely on single sources for some important parts, including hybrid circuits, integrated circuits, special insulin formulations and various disposable products and components. We also have a sole source subcontract arrangement for sterilization services.

     We have tried to establish secondary source suppliers in some circumstances when appropriate, and we create safety stocks to address changes in market demand. Arrangements for additional or replacement suppliers for some of these parts could not be accomplished quickly. The loss of any of these critical sole source vendors could harm our business, financial condition and results of operations. In 1998, we established and validated a state-of-the-art, semi-automated sensor manufacturing department to address initial market requirements.

COMPETITION

     We currently consider our primary competition in the diabetes market to be injection therapy. We compete against injection therapy chiefly by educating doctors, nurses, patients, managed care organizations and other third-party payors about the need for intensive management of glucose levels and the advantages of pump therapy over multiple daily injections.

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     INSULIN PUMPS. In the sale of our external pumps, we compete with
Disetronic Medical Systems, Inc., which we will call Disetronic, which introduced a competitive external pump product in the United States approximately eight years ago. We estimate that Disetronic currently has less than 20% of the U.S. market for external pumps for new patients but is still the dominant supplier for the EU market. We believe that our success will encourage other companies to enter this market, although we believe that there are substantial barriers to entry including access to technology and the need for extensive distribution and customer service organizations.

     Internationally, in addition to Disetronic, we compete in the insulin pump market against several smaller suppliers which generally offer less sophisticated products. We compete with other pump makers primarily on the basis of product design, quality and utility, physician and patient education and support services and price. We cannot assure you that past, current and potential makers of competitive pumps, some of which may have substantially greater financial, technical, marketing and other resources, will not become more significant factors in the future. We believe that we may be faced with additional competition in the near future.

     A number of companies and medical researchers are working on new delivery devices, delivery technologies, procedures, drugs and bioengineered therapeutics for the treatment and prevention of diabetes, such as for example, pancreas transplantation and insulin-producing islet and beta cell preparations and devices. If successful, these technologies and/or medical procedures could adversely affect our business and results of operations, and could possibly make our products obsolete.

     DIABETES SUPPLIES AND PRESCRIPTION DRUGS. We believe that our most significant competition in the areas of diabetes supplies and prescription drugs comes from national mail order pharmacies, local and national retail and hospital pharmacies, cost containment and managed care companies and other distributors of diabetes supplies. Many of these companies have substantially greater resources than we have. Moreover, companies in the health care industry, and in the provider segment in particular, are consolidating to a significant extent. This trend could produce additional competitors with larger and substantially greater resources. Competitive pressure could adversely affect our market share, and we could experience significant price erosion. We compete in this segment on the basis of customer service, convenience, product availability, and price. We believe that our installed base of pump patients offers a significant opportunity for these sales.

     In the field of diabetes supplies, Polymedica Industries, Inc., Chronimed Inc., Coram Healthcare Corp. and Transworld Home Healthcare, Inc. are publicly-held companies that compete with us. We expect to have direct competition in our pharmacy operations from other national mail service companies such as Merck/Medco Managed Care, L.L.C., Express Scripts Inc., PCS Health Systems, Inc. and Diversified Pharmaceutical Services, Inc., as we seek to redirect focus on distribution of prescription drugs by mail order. We will also begin to concentrate on the distribution of pharmaceuticals to which we have proprietary rights.

     GLUCOSE MEASUREMENT. Numerous companies, some of which have substantially greater financial, technical, manufacturing, marketing and other resources, are attempting to develop a variety of products for glucose measurement. Some of these products and their corresponding technologies are directed toward non-invasive measurement systems. They generally use infrared light directed through tissue, analyzing the reflectance from an arm or transmission through a finger inserted into a well, through an ear lobe or through

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

other tissue. These products appear to face substantial technical obstacles, and to date none has been approved by the FDA for commercial distribution. If, however, any of these products are successfully developed and if universal calibration is possible -- so far all reports indicate that even with extensive, individual calibration, results are not adequate -- then applications that can be sufficiently served by intermittent measurements, such as measurements in doctors' offices, might be served with these instruments.

     There are also several efforts aimed at reducing the discomfort associated with the finger pricks required with current glucose meter systems. These efforts include reducing the depth of penetration of the needle, using a laser and/or using other methods to breach the outer derma layers to extract interstitial fluid rather than blood. Still other approaches are being pursued for glucose level determination including attempts to draw out interstitial fluid by electrical or chemical means and then measuring the glucose. We know of at least three other efforts that are being directed toward subcutaneous measurement with electrochemical sensors. It is possible that some patients might prefer these systems to our continuous glucose monitors for routine monitoring. The successful development and acceptance of non-invasive or minimally invasive glucose measurement systems or systems without pain could adversely affect our glucose sensor program.

PATENTS, PROPRIETARY RIGHTS AND TRADEMARKS

     We file patent applications to protect technology, inventions and improvements that we consider important to the development of our business. We prosecute and manage our patent portfolio using our in-house patent counsel and technical advisors as well as outside patent counsel. We currently hold over 100 issued U.S. patents and foreign patents. Many U.S. and foreign patent applications that cover various aspects of our technology are also pending. In addition, we have exclusive licenses under a number of patents.

     Litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of the proprietary rights of others. Although we know of no infringement of patents held by others, it is always possible that a third-party may assert infringement. We believe that we own or have the right to use all technology incorporated into our products, but an adverse determination in any litigation or interference proceeding to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties.

     Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, associated costs may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to us on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling some of our products or planned products, which would adversely affect our business, diversification opportunities, financial condition and results of operations.

     We own the trademarks MiniMed, Sof-set, QR, Polyfin, Silhouette, "Making a Difference," "Making a Difference in Diabetes" and other trademarks. We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our employees and consultants. We cannot assure that any unprotected information will not also be developed by others.

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GOVERNMENT REGULATION

     Clinical testing, manufacture and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. In the United States, we are required to register as a medical device manufacturer with the FDA and state agencies such as the Food and Drug Branch of the California Department of Health Services. We are subject to inspection on a routine basis by both the FDA and the California Department of Health for compliance with the FDA's Quality System Regulation, which is commonly referred to as QSR. These regulations impose procedural and documentation requirements upon us with respect to manufacturing and quality assurance activities.

     Unless an exemption applies, each medical device that we wish to market in the United States must receive either "510(k)" clearance or "PMA approval" in advance from the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA's 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. The FDA's PMA approval process generally requires from one to three years or even longer. No assurance can be given that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market.

     The FDA decides whether a device must undergo either the 510(k) clearance or PMA approval process based upon statutory criteria. These criteria include the level of risk that the agency perceives is associated with the device and a determination of whether the product is within a type of device that is similar to devices that are already legally marketed. Those devices deemed to pose relatively less risk are placed in either class I or II, which require the manufacturer to submit a premarket notification requesting 510(k) clearance unless an exemption applies. The premarket notification must demonstrate that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a legally marketed "predicate device" that is either in class I, class II, or is a "pre-amendments" class III device, for example, one that was in commercial distribution before May 18, 1976, for which the FDA has not yet decided to require PMA approval. In contrast, devices deemed by the FDA to pose the greatest risk, or to be novel devices lacking a legally marketed predicate, are placed in class III and are required to undergo the PMA approval process. This process requires the manufacturer to file a PMA application presenting extensive clinical testing data and other information to prove the safety and effectiveness of the device to the FDA's satisfaction, and FDA's completion of satisfactory QSR inspection of the manufacturing facilities. In addition, a new PMA or PMA supplement is required in the event of a modification to a PMA device, its labeling or its manufacturing process affecting the safety or effectiveness of the device.

     External pumps have generally qualified for clearance under the 510(k) process, although some features of advanced pumps may require clinical validation. Our Models 507C, 507, 506, and 505 external pumps have all been cleared by the FDA pursuant to the 510(k) process. Our second generation glucose monitoring system is going through the PMA process.

     We cannot assure you that future models of our external pumps will qualify for 510(k) clearance as opposed to the more extensive PMA process.

     After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in the intended

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use of the device, requires a new 510(k) clearance. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to submit a premarket notification requiring 510(k) clearance. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance is obtained. We have made modifications to our cleared devices for which we have concluded 510(k) clearance is not required. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) clearance. If the FDA requires us to seek 510(k) clearance for any modification, the FDA also may require us to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance.

     Under the Federal Food, Drug, and Cosmetic Act, a non-biologic drug for human use requires regulatory approval of a New Drug Application, or NDA, before it may be commercialized. This process is lengthy, expensive and uncertain. Among other things, it requires adequate and well-controlled human clinical trials to establish the safety and efficacy of the product and a satisfactory FDA inspection of the drug manufacturing facilities to assess compliance with Current Good Manufacturing Practice or GMP, which includes elaborate testing, control, documentation and other quality assurance procedures. We cannot assure you that FDA approval of any NDA that we or Hoechst submit will be granted on a timely basis, or at all. After approval is obtained, a supplemental NDA approval is generally required for each proposed new indication, often accompanied by data similar to that submitted with the original NDA.

     After the FDA grants a manufacturer approval to bring a device or drug to market, a number of postmarket regulatory requirements apply, including labeling regulations, the QSR, and the Medical Device Reporting regulation which requires that manufacturers report to the FDA certain types of adverse events involving their products. Class II devices can be subject to additional special controls, for example performance standards, postmarket surveillance, patient registries, and FDA guidelines that do not apply to class I devices. Clearances and approvals restrict devices and drugs to specifically labeled uses, and the FDA actively enforces regulations prohibiting marketing of products for unapproved or "off label" uses. Changes in existing requirements or adoption of new requirements could have a material adverse effect on our business.

     The FDA also conducts inspections to determine whether we conform with QSR, and subsequent QSR inspections will continue after the FDA clearance or approval. The FDA completed an inspection in May 1997 under the Good Manufacturing Practices regulations for devices, which are the predecessor of QSR. We received only minor citations, which have all been corrected. A further inspection may be conducted relative to any PMA application submitted by us for other products or pursuant to the FDA's practice of performing periodic inspections.

     If we fail to comply with the FDA's requirements, the agency can institute a wide variety of enforcement actions. The FDA sometimes issues a public warning letter, which could have an adverse impact on our business. The FDA also can pursue stronger remedies, such as:

     - refusing our requests for 510(k) clearance or PMA approval of new products, withdrawing product approvals already granted, requiring us to recall products;

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     - asking a court to require us to pay civil penalties or criminal fines or adhere to operating restrictions; or

     - close down our operations.

Ultimately, criminal prosecution is available to the FDA as punishment for the most serious offenses. Any FDA enforcement action could have an adverse effect on our business, financial condition and results of operations.

     The FDA can withdraw an NDA or PMA approval if new evidence or new information shows the drug or device is no longer safe or effective, or if the FDA discovers that the NDA or PMA contains any untrue statement of material fact. Other reasons justifying withdrawal of an NDA or PMA by the FDA include, but are not limited to, failure to maintain required records or to file records and reports, new questions regarding manufacturing, and whether labeling is false or misleading.

     Our implantable pump will require PMA approval, and Hoechst's insulin for this pump will require NDA approval. This is the first time that Hoechst has sought FDA approval to market insulin in the United States. Even after approval, each batch of insulin product by Hoechst would require the FDA's certification that the batch meets requisite strength, quality and purity standards.

     In late 1991, the FDA adopted new procedures for the review of products that involve both devices and drugs, permitting clinical investigation and approval to be coordinated by a lead center of the FDA. At that time, we withdrew our initial PMA application, expecting that we and Hoechst would file a single application containing an NDA element for the insulin and a PMA element for the pump. Under this scenario, we expect that the FDA's Center for Drug Evaluation and Research will be the lead center and responsible for reviewing the NDA portion of the application, while the Center for Devices and Radiological Health will be responsible for reviewing the PMA portion; the FDA's approval would consist of an approved NDA for the insulin and an approved PMA for the pump. The FDA has indicated that there would be only one holder of the approved application for the pump and insulin combination product. The holder would be the entity to file supplements. We believe that Hoechst will permit us to be the holder of the approved application.

     Recently, however, we submitted a written request to the FDA asking that the PMA for the pump and the NDA for the insulin be reviewed separately, rather than pursuant to a single application. Under this approach, our hope is that our PMA application and Hoechst's NDA application would proceed separately through the regulatory process, although both would rely upon the same clinical data. Also, we would own the ultimate PMA approval for the pump and Hoechst would own the NDA approval for its insulin, and each product would be labeled for use with the other. We would have the right to seek necessary supplemental approvals for the PMA, but would depend upon Hoechst to obtain necessary supplemental approvals for the NDA. The FDA has not ruled on our request.

     Exports of products subject to 510(k) notification requirements, but not yet cleared to market, are permitted without FDA export approval, if statutory requirements are met. Unapproved products subject to PMA requirements must receive prior FDA export approval unless they are approved for use by any member country of the EU and other countries, including Australia, Canada, Israel, Japan, New Zealand, Switzerland and South Africa, in which case they can be exported to any country without prior FDA approval.

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     International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. The EU requires that a company must obtain the CE Mark prior to sale within the EU of some medical devices, including implantable products. During this process, the sponsor must demonstrate compliance with designated manufacturing and quality requirements known as the "ISO" requirements. We received approval for use of its implantable insulin pump in France in June 1993. In March 1995, we obtained the CE Mark to market the implantable pump throughout the EU, but commercial distribution of the implantable pump in the EU will be limited until the special insulin required for use in the pump is approved and made available. In March 1995, we received certification under quality standards known as the ISO 9002 standards, and in July 1996, we received certification under the ISO 9001 design control standards. As is the case with QSR inspections in the United States, inspections by various foreign bodies continue in the EU on a periodic basis after receipt of the CE Mark.

     We are also subject to numerous federal, state and local laws relating to matters as billing third-party payors, avoiding unlawful inducements to purchase or prescribe our products, safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Additionally, we must comply with various FDA, and in some cases Federal Trade Commission, requirements for design, safety, advertising, labeling, record keeping and reporting of adverse experiences with the use of a product. We cannot assure you that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our ability to do business.

     With our acquisition of the pharmacy businesses of HMS, we are now subject to various federal and state regulatory requirements relating to the distribution of prescription pharmaceuticals. For example, the U.S. Drug Enforcement Administration, which we call the DEA, regulates controlled drug substances, such as narcotics, under the Controlled Substances Act and the Controlled Substances Import and Export Act. Manufacturers, distributors and dispensers of controlled substances must be registered and inspected by the DEA and are subject to reporting and record keeping requirements. We cannot assure you that we will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon our ability to do business.

THIRD-PARTY REIMBURSEMENT

     In the United States, our products are generally purchased directly by patients and dealers and in some cases physicians, physician groups, and/or hospitals. In many cases, on behalf of the patients, we bill third-party payors, including private insurance companies, health maintenance organizations, preferred provider organizations, other managed care providers, and, to a limited extent, Medicaid. Under the Medicaid program, states generally reimburse for approved procedures on a reasonable cost or fee schedule basis. Currently, some states reimburse our products under the Medicaid program. Although we do not currently derive revenues from the Medicare program for any of our products, we are in the process of seeking coverage for our external pump. The Budget Reconciliation Act of 1997 passed by Congress and signed into law by President Clinton provides $2.1 billion in federal funding over the next five years for diabetes education and training,

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as well as funds for diabetes products. We cannot assure you that the Budget
Reconciliation Act of 1997, or any other legislation expanding coverage for diabetes, will benefit our products.

     We maintain an insurance assistance department consisting of 57 people as of May 31, 1999 to simplify and expedite claims processing and to assist patients in obtaining third-party reimbursement. We believe that more than 90% of the revenues from our external pump and related disposable sales are reimbursed by third-party payors, subject to applicable deductible and copayment amounts.

     Third-party payors may decline to reimburse for procedures, supplies or services determined to be not "medically necessary" or "reasonable." Some payors have initially indicated that they would decline to reimburse for some of our products on that basis. We try to deter and reverse such practices through education and have expanded our insurance assistance efforts toward this end. Our efforts are usually successful, but such reimbursement may become less likely in the future as pressure increases for lower health care costs and particularly near-term costs.

     Medicare and many other third-party payors also do not reimburse for "experimental" or "investigational" procedures. There is usually no precise date when a procedure ceases to be experimental or investigational, but devices in clinical investigation under an investigational device exemption are usually deemed to be experimental or investigational. The failure to cover early use of a procedure deters usage, delaying acceptance even longer. In the United States many third-party payors still consider use of implantable pumps to be an investigational procedure. Reimbursement for the small number of pumps sold in the United States has therefore been limited to date.

     There is widespread concern that health care market initiatives in the United States may lead third-party payors to decline or further limit reimbursement. The extent to which third-party payors may determine that use of our products will save costs or will at least be cost effective is highly uncertain, and it is possible, especially for diabetes, that they will merely focus on the lower initial costs associated with injection therapy or will otherwise limit reimbursement for insulin pumps or other products we develop. Because of uncertainties regarding the possible health care reform measures that could be proposed in the future and initiatives to reduce costs by private payors, we cannot predict whether reimbursement for our products will be affected or, if affected, the extent of any effect. The unavailability of third-party coverage or the inadequacy of reimbursement for our products would adversely affect our business and operating results.

PRODUCT LIABILITY AND WARRANTIES

     We usually give two to four-year warranties on our external pumps. The special motors contained in our external pumps are warranted for life. We set aside a reserve based on monthly return rates to pay for customer service and repair of products. We set aside additional reserves during early stages of product introduction. We believe such reserves are enough, but in the event of a major product problem or recall, the reserves may not be enough to cover all costs. Such an event could adversely affect our business and operating results.

     Our business involves the inherent risk of product liability claims. We maintain product liability insurance with coverage limits of $15.0 million per occurrence and an annual aggregate maximum of $15.0 million, with a deductible of $50,000 per occurrence.

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We cannot assure that this insurance coverage will continue to be available on acceptable terms or that the coverage will be enough to pay all future product liability claims.

EMPLOYEES

     As of May 31, 1999, we employed 967 full-time persons including 97 in research and development, 278 in manufacturing, production engineering and quality assurance, 341 in administration and 251 in sales and marketing. We also used 78 temporary workers as of May 31, 1999. We believe that the success of our business depends, in part, on our ability to attract and retain qualified personnel, particularly qualified scientific, technical and key management personnel. We believe that our relationships with our employees are good.

PROPERTIES

     We own our current primary facilities which consist of an aggregate of about 175,000 square feet in Sylmar, California. Approximately 23,400 square feet of the space is leased to Alfred E. Mann, our Chairman and Chief Executive Officer and approximately 9,711 square feet is leased to MRG. In conjunction with our acquisition of HMS, we acquired ownership of a facility in Hollywood, Florida which consists of an aggregate of approximately 32,000 square feet. We also lease approximately 44,000 square feet of administrative office space in two locations in Northridge and Chatsworth, California. Under a lease and sublease, we expect to construct on the campus of California State University Northridge up to 710,000 square feet of building space in two phases over a three to five-year period to address our future space requirements for our manufacturing, administrative and other activities. See "Management's Discussion and Analysis of Financial Condition -- Liquidity and Capital Resources."

LEGAL PROCEEDINGS

     On September 11, 1996, we filed an action against Fimed, Inc. in Los Angeles County Superior Court seeking declaratory relief and rescission of a distributorship agreement giving Fimed an exclusive right to distribute our external pumps using third-party consumer financing. We alleged that Fimed fraudulently induced us to enter into the agreement and failed to disclose material facts. Fimed answered our complaint generally denying the allegations, but also asserted counterclaims against us alleging breach of contract, promissory fraud, unfair competition, intentional interference with prospective economic advantage, defamation, libel and slander, and abuse of process and seeking compensatory damages of $400.0 million, plus punitive damages. No significant amount of our products has ever been sold using third-party consumer financing, and Fimed never made any sales under the agreement. We notified Fimed that we were seeking rescission of the agreement less than six months after it was signed and before Fimed began marketing our products.

     We believe we have meritorious defenses to the counterclaim asserted by Fimed. We intend to prosecute our claim against Fimed and defend against the counterclaim vigorously. Fact discovery in the litigation has been completed. In February 1999, a hearing was held before a retired Judge who was appointed by the court to act as an independent expert pursuant to California law to evaluate the amount of damages, if any, sustained by Fimed. The Judge issued his opinion on May 16, 1999. In that opinion he determined that, even if Fimed is able to prove that we are liable for the actions it alleges, any recovery by Fimed should be limited to its out-of-pocket expenses and the gross profit

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

we earned for our consumer finance sales for the period of April 17, 1996 through June 30, 1997. We have not definitively calculated those amounts, but believe the amounts will be immaterial. The Judge specifically stated that he did not believe Fimed had shown the existence of lost profits damages from its proposed business with the requisite certainty required under California law. Trial in this matter is set for September 7, 1999. Although the findings of the independent expert are not binding on the court they will be admissible as evidence in the trial.

     On February 9, 1999, we were served with a complaint filed in the Civil District Court For the Parish of Orleans, State of Louisiana, by Diabetes Resources, Inc., which is also known as Insulin Infusion Specialties, and which we will refer to as IIS. IIS entered into an Educational Dealer Agreement with us in July, 1997, relating to the distribution of some of our products by IIS. We declined to renew that agreement, pursuant to its terms as of December 31, 1998. IIS is alleging that we are engaged in unfair competition, breached the agreement, violated applicable trade secret laws and defamed IIS. IIS did not specify the amount of damages it is seeking in its complaint. We believe that we have meritorious defenses to IIS's claims. We removed the action to Federal Court, and filed an answer denying the material allegations, and filed a counterclaim seeking damages for unfair trade practices. We will shortly be filing an amended counterclaim seeking damages based on IIS's failure to pay amounts due and owing. Trial in the matter has been set for January 24, 2000. Discovery in this litigation is in its preliminary stages.

     In October 1998, we filed a complaint against Robert Kusher and Craig Lowy, the former owners of HMS, in the United States District Court for the Southern District of Florida, Ft. Lauderdale Division. The complaint alleges that Mr. Kusher and Mr. Lowy engaged in fraudulent misrepresentation, negligent misrepresentation and breach of contract relating to the sale of HMS to us and specific billing practices carried on prior to the sale. We are seeking several remedies including declaratory relief as to our rights under the acquisition and/or indemnification for any liability arising out of these billing practices. The allegations regarding billing practices could give rise to claims against us by the State of Florida. See "Risk Factors."

MEDICAL ADVISORY BOARD

     We have organized a Medical Advisory Board, consisting of five individuals with recognized expertise in fields relating to diabetes care and treatment. The Medical Advisory Board advises us concerning long-term product planning, research, development and marketing of our diabetes treatment products. Members of the Medical Advisory Board consult and meet with us formally and informally. Some members of the Medical Advisory Board are employed by academic institutions and may have commitments to other entities that limit their availability to us. Members of the Medical Advisory Board may also serve as consultants to other medical product companies. The members of the Medical Advisory Board have agreed, however, to maintain the confidentiality of all proprietary information disclosed to them by us. In addition, we own any ideas, inventions, developments, improvements and works of authorship developed by the members of the Medical Advisory Board relating to insulin pumps or glucose sensors. Currently, the following persons comprise our Medical Advisory Board:

     Jay S. Skyler, M.D., Chairman, is a Professor of Medicine, Pediatrics and Psychology at the University of Miami in Miami, Florida, past President of the American Diabetes Association, and current Vice-President of the International Diabetes Federation.

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

Dr. Skyler is the Chairman for the NIH-sponsored Multi-center Diabetes Prevention Trial. Dr. Skyler is the author of numerous research and review articles, many of which focus on the complications of diabetes and the risk reduction of such with intensive diabetes management.

     Irl B. Hirsch, M.D., is Associate Professor of Medicine at the University of Washington School of Medicine in Seattle, Washington and the Medical Director of the Diabetes Care Center at the University of Washington in Seattle, Washington. Dr. Hirsch has been an Associate Editor for Clinical Diabetes, a medical journal specializing in diabetes, since 1992 and is a reviewer for several scientific and medical journals. From 1993, he has been a consultant to the Diabetes Control Project in the state of Washington. He is the author of numerous articles covering topics such as use of insulin pump therapy to treat hypoglycemia, insulin treatment during surgery and an update on insulin therapy for family practitioners. Dr. Hirsch recently published a book with the ADA for individuals with diabetes entitled, How To Get Great Diabetes Care: What You and Your Doctor Can Do to Improve Your Medical Care--And Your Life. Dr. Hirsch has diabetes and uses our Model 507 insulin pump.

     Francine Ratner Kaufman, M.D. is an Associate Professor of Pediatrics at the University of Southern California School of Medicine. Dr. Kaufman was past President of the Board of Directors of the Los Angeles Chapter of the ADA from 1988 to 1990 and 1993 to 1994 and is President of the Board of Directors of the California affiliate of the ADA. She is a member of the national ADA Board of Directors, where she is on the Professional Practice Committee and a member of the Clinical Initiatives Committee of the Endocrine Society. For the past five years she has been an associate editor for Clinical Diabetes.

     Christopher D. Saudek, M.D., is Professor of Medicine at the Johns Hopkins University School of Medicine and a leader in the field of implantable pump therapy. Dr. Saudek began working on implantable insulin pump therapy with a one of our predecessors in the early 1980's, implanted the first MiniMed pump in 1987 and was the principal investigator in our clinical trials of our implantable pump. Dr. Saudek received the Clinician of the Year Award from the ADA in 1991.

     Robert J. Tanenberg, M.D., FACP, is Clinical Associate Professor of Medicine at Georgetown University School of Medicine, Washington, D.C. and senior attending physician at Washington Hospital Center in Washington, D.C. Dr. Tanenberg is on the Medical Advisory Board for the Washington, DC Chapter of the Juvenile Diabetes Foundation. He is an investigator in our implantable pump trials. Dr. Tannenberg was formerly the Chairman of the ADA's Council on Health Care Delivery and Public Health.

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

                                   MANAGEMENT
--------------------------------------------------------------------------------

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to our executive officers and directors:

                NAME                  AGE                 POSITION
                ----                  ---                 --------
Alfred E. Mann......................  73    Chairman of the Board and Chief
                                            Executive Officer
Terrance H. Gregg...................  50    President, Chief Operating Officer,
                                            and Director
Eric S. Kentor......................  40    Senior Vice President, General
                                            Counsel and Secretary
Kevin R. Sayer......................  41    Senior Vice President, Finance and
                                            Chief Financial Officer
Stephen A. Bowman...................  54    Senior Vice President, Sales and
                                            Marketing
David Morley........................  52    Senior Vice President, Operations
David Chernof, M.D..................  63    Director
Carolyne Kahle Davis................  67    Director
William R. Grant....................  74    Director
David H. MacCallum..................  61    Director
Thomas R. Testman...................  62    Director
John C. Villforth...................  70    Director

     Messrs. Chernof, Grant and Villforth are members of the Organization and Compensation Committee of the Board of Directors. Ms. Davis and Messrs. MacCallum and Testman are members of the Audit Committee of the Board.

     Alfred E. Mann has served as our Chairman of the Board and Chief Executive Officer since our incorporation and was President until 1994 and from October 1995 until October 1996. Until March 1994, Mr. Mann served as the Chairman of the Board of the general partner of the predecessor of our company, which was also engaged in the design, manufacture and marketing of hospital intravenous pumps and electrostimulation devices primarily for restoration of hearing for the deaf. Mr. Mann has also served as Chairman of Advanced Bionics Corporation since 1994 and as CEO from 1994 to February 1996. Advanced Bionics Corporation is the successor to the electrostimulation business segment of the predecessor to our company. From 1985 to September 1992, Mr. Mann was also President and CEO of Siemens-Pacesetter, Inc., a manufacturer and distributor of cardiac pacemakers. Mr. Mann founded and from 1972 until 1985 was Chairman of the Board and CEO of Pacesetter Systems, Inc., predecessor of Siemens-Pacesetter, Inc. Prior to 1972, he was President of Spectrolab, an electro-optical and aerospace systems company, and Heliotek, a semiconductor electro-optical components manufacturer. Mr. Mann founded these companies in 1956 and 1960 and were sold to Textron Inc. in 1960. Mr. Mann is currently Chairman of the Board of Trustees of the Alfred E. Mann Foundation, a medical research foundation. Mr. Mann is also founder, Chairman and President of MRG, the company that purchased our implantable pump assets and is developing a long-term glucose sensor. Mr. Mann is also director of Pharmaceutical Discovery Corporation, CTL Immunotherapies Inc. and the manager of Second Sight, LLC and Quallon, LLC, all of which are privately-held, early stage health care technology companies. Since March 1998,

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

Mr. Mann has served as a Trustee for the University of Southern California, and he currently serves as Chairman of the Southern California Bio-Medical Council, a non-profit association dedicated to the fostering of the bio-medical industry in the Los Angeles Metropolitan area. He holds a B.A. and an M.S. degree in physics from the University of California, Los Angeles.

     Terrance H. Gregg was promoted to Executive Vice President, Operations in February 1996 and to President and Chief Operating Officer in October 1996. Mr. Gregg joined us as Vice President of Regulatory Affairs and Clinical Research in September 1994. Prior to employment with us, Mr. Gregg spent the preceding nine years as Vice President of Governmental Affairs for Ioptex Research, the ophthalmic surgical products subsidiary of Smith & Nephew. Prior to joining Ioptex Research, Mr. Gregg was responsible for Regulatory Affairs, Clinical Research and Quality Assurance for divisions of Allergan, Inc. Mr. Gregg earned a B.S. degree in zoology from Colorado State University in 1971.

     Eric S. Kentor was promoted to Senior Vice President in February 1996. Mr. Kentor joined us in May 1995 as Vice President, General Counsel and Secretary. Prior to joining us, Mr. Kentor was Vice President, Legal Services., of Health Net, California's second largest health maintenance organization, where he held various positions beginning in March 1994. From March 1994 until May 1995, Mr. Kentor also served as Executive Counsel of Health Net's parent corporation, Health Systems International. Inc. Previously, from 1987 until 1994. Mr. Kentor practiced with the law firm of McDermott, Will & Emery, where he was elected partner in 1992. Mr. Kentor received a J.D. degree from the UCLA School of Law in 1986.

     Kevin R. Sayer was promoted to Senior Vice President, Finance, in February 1996. Mr. Sayer joined us in May 1994 as Vice President, Finance and Chief Financial Officer. Prior to joining us, Mr. Sayer spent the previous 11 years with Ernst & Young, where he specialized in providing auditing, accounting and consulting services to high growth companies, primarily in the health care and high technology industry segments. Mr. Sayer received a B.S. in accounting from Brigham Young University in 1981 and received a Masters degree in accounting/information systems from Brigham Young University in 1983.

     Stephen A. Bowman joined us as Senior Vice President, Sales and Marketing in March 1999. Prior to joining us, Mr. Bowman served as Vice President, International Sales and Marketing of Sulzer Intermedics, Inc., a manufacturer and distributor of implantable and disposable medical products, where he served as Vice President -- International Sales and Marketing from October 1992 until March 1999 and as Vice President -- Worldwide Marketing from May 1992 to October 1992. Mr. Bowman served as Director -- Western Region at Sulzer Intermedics from May 1991 to May 1992. Previously, from November 1989 to April 1991, Mr. Bowman was General Manager of Biotronik, a manufacturer and distributor of implantable medical products. Prior to joining Biotronik, Mr. Bowman held various positions with Medtronic, Inc., Johnson & Johnson and Del Monte Sales. Mr. Bowman earned a B.A. degree in Marketing from San Diego State University in 1968.

     David Morley joined us as Senior Vice President, Operations in January of 1998. Prior to joining us, Mr. Morley served as Executive Vice President of Operations at the Cardiac Rhythm Management division of St. Jude Medical, Inc., formerly Pacesetter Systems, Inc., a manufacturer of medical devices including cardiac pacemakers and related products. At St. Jude Medical, Mr. Morley was responsible for all manufacturing and quality activities at facilities in California, Arizona, South Carolina and Sweden. Mr. Morley

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

received a B.A. from Duquesne University in 1968, an M.A. from the University of Pittsburgh in 1970 and an M.B.A. from California State University, Northridge.

     David Chernof, M.D. has been a Director of MiniMed since July 1994. Since January 1999, Dr. Chernof has been President of DCHC -- Health Care Consultants, a health care consulting firm. Previously, he served as Chief Medical Officer of LA Care Healthplan, a health maintenance organization, from October 1996 through December 1998. Previously, Dr. Chernof was an independent medical and health care consultant. From 1991 to July 1995, Dr. Chernof served as the Senior Vice President and Corporate Medical Director of Blue Cross of California, where he was responsible for medical policies, physician relations, utilization and quality monitoring programs and technology assessment. Dr. Chernof was a member of the Blue Cross of California Board of Directors from 1987 to 1991 and was in private practice from 1968 to 1991.

     Carolyne Kahle Davis has been a Director of MiniMed since May 1997. Ms. Davis currently serves as an independent business advisor to numerous companies. Ms. Davis served as National and International Health Care Advisor to Ernst & Young, an international auditing, accounting and consulting firm from October 1985 until her retirement in April 1997. From March 1981 until August 1985, Ms. Davis served as Administrator of the Health Care Financing Administration, a sub-cabinet position reporting to the Secretary of Health and Human Services. The Health Care Financing Administration is the agency responsible for the Medicare and Medicaid programs. Previously, Ms. Davis served as Associate Vice President for Academic Affairs at the University of Michigan and Dean of the University of Michigan School of Nursing. Ms. Davis currently serves on the boards of Beckman Instruments, Merck & Co., Inc., Pharmaceutical Marketing Services, Inc., and The Prudential Insurance Company of America.

     William R. Grant has been a Director of MiniMed since June 1994 and is the Chairman of the Organization and Compensation Committee of the board. He has served as managing General Partner and Chairman of Galen Associates, a privately-held investment company, since 1989. Previously, Mr. Grant served as President and Vice Chairman of Smith Barney Inc., as President and Chairman of Mac-Kay Shields Financial Corporation and as Vice Chairman of SmithKline Beecham. Mr. Grant currently serves on the boards of directors of Witco Corporation, Allergan, Inc., Ocular Sciences, Inc., Vasogen, Inc., and Westergaard.com, Inc. He is also a member of the General Electric Equity Advisory Board.

     David H. MacCallum has been a Director of MiniMed since July 1994. In June 1999, Mr. MacCallum joined Salomon Smith Barney as Global Head of Health Care, Investment Banking. Previously, Mr. MacCallum served at ING Baring Furman Selz LLC, an investment banking firm and a subsidiary of ING Group, a Dutch financial institution, as an Executive Vice President and head of the health care investment banking group from April 1998 to June 1999. Mr. MacCallum served as Managing Director, Investment Banking for UBS Securities LLC from May 1994 to April 1998. Mr. MacCallum served as Co-Head of Investment Banking of Hambrecht & Quist from 1991 to 1994. Prior to 1991, Mr. MacCallum was a Managing Director of Hambrecht & Quist. He is also a Director of Bionx Implants, Inc., a medical device company.

     Thomas R. Testman has been a Director of MiniMed since July 1994 and is the Chairman of the Audit Committee of the board. He retired from his position as Managing Partner with Ernst & Young, an international auditing, accounting arid consulting services

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

firm, in October 1992 after 30 years of continuous service. During his tenure, he held the position of National Director of Management Consulting Services, served on the operating committee of the firm, was Western Regional Director of Healthcare Services and engaged in management consulting during various periods. Mr. Testman currently serves as a director of Techniclone Corp., a cancer treatment developer and in 1998 also served as its interim Chief Executive. He is also a director of Chromavison Medical Systems, Inc., an advanced cellular imaging company. He also formerly served as a director of Nichols Institute, a publicly-held laboratory company that was sold to Corning, Inc. in 1994. He currently also serves as a director of six privately held health care companies.

     John C. Villforth has been a Director of MiniMed since May 1996. He has served since September 1990 as President and Executive Director of the Food and Drug Law Institute, a non-profit organization whose mission is to increase knowledge about the laws and regulations pertaining to food, drugs, cosmetics, medical devices and biological products. Prior to 1990 and for 29 years, Mr. Villforth was a Commissioned Officer in the U.S. Public Health Service in the Department of Health and Human Services, the last 19 years of which he was assigned to the FDA. Mr. Villforth retired from the Public Health Service in August 1990 with the rank of Assistant Surgeon General (Rear Admiral). During his tenure, he held the positions of Director, Center for Devices and Radiological Health of the FDA from 1982 to 1990; Director, Bureau of Radiological Health of the FDA from 1969 to 1982; and Chief Engineer, U.S. Public Health Service from 1985 to 1990, among other positions. Mr. Villforth served on the board of Target Therapeutics, Inc. which was subsequently acquired by Boston Scientific Corporation, a medical device company from 1992 to April 1997, and the board of BRI International, subsequently acquired by Quinitiles Transnational Corp., a contract research organization for the biotechnology, pharmaceutical and medical devices industries, from 1992 to 1997.

CHANGE OF CONTROL AGREEMENTS

     In February 1999, we entered into agreements with Messrs. Mann, Gregg, Kentor, Morley and Sayer providing for severance benefits to these officers if their employment were to terminate in connection with a change in control of our company. The severance benefits are payable if we terminate the employment of the officer without cause or the officer voluntarily terminates his employment for good reason, generally consisting of adverse changes in responsibilities, compensation, benefits or location of work place, within two years after a change of control or three months prior to and in connection with, or in anticipation of, a change. The benefits are also payable if the officer voluntarily terminates his employment for any reason within 30 days after the expiration of one year after a change of control.

     "Change of control" means:

     - the acquisition of beneficial ownership of 30% or more of the outstanding shares of voting stock of our company by any person, entity or group, subject to some exceptions including acquisitions by Mr. Mann and acquisitions of shares beneficially owned by him as a result of his death and transfers during his lifetime to charities or members of his family or entities in which charities or members of his family have a majority of the beneficial interest;

     - any change in the directors of our company after which a majority of the directors consists of persons who are not either presently serving as directors or selected for

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       election by stockholders, or elected to fill vacancies on the board, by directors who are presently serving or were themselves so selected or nominated;

     - a sale of all or substantially all of our assets or a merger, consolidation or reorganization of our company unless the holders of our outstanding voting shares immediately before any transaction own at least 70% of the outstanding voting shares of our company or a successor company immediately after the transaction; or

     - a liquidation of our company.

     The severance benefits generally consist of a lump sum payment equal to two times the officer's annual base salary and two times his average annual bonus determined over the three prior years, subject to some exceptions. The officer would also receive a prorated portion of his or her bonus for the year of termination and continuation of life, health and disability insurance for two years or until any earlier date when other full time employment is obtained providing health plan benefits without an exclusion for pre-existing conditions. The severance benefits would also include continuation of the use of a company car or car allowance for one year or until any earlier date when other full time employment is obtained and acceleration of the date when outstanding stock options become exercisable. The benefits, other than acceleration of the exercise dates of stock options, are subject to reduction to avoid the taxes and loss of deductions associated with excess severance benefits or "excess parachute payments" under the Internal Revenue Code.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     AGREEMENT WITH MRG. In September 1998, we sold assets and transferred technology related to an implantable pump program to MRG. MRG was founded by Alfred E. Mann, founder, Chairman, CEO and the largest stockholder of our company. Mr. Mann continues to hold a substantial equity interest in MRG. Since the transaction with MiniMed, MRG has been incorporated.

     The assets sold consisted primarily of inventories and equipment. The purchase price was $3.6 million payable in a single lump-sum amount on December 31, 2003. The note bears interest at 7% per annum payable annually. The note is secured by the assets sold to MRG and guaranteed by Mr. Mann. We have also leased facilities and improvements to MRG at which MRG will carry out its activities. The obligations of MRG under the lease are guaranteed by Mr. Mann. Certain of our employees involved in the manufacturing and research and development activities of the implantable pump product line have become employees of MRG. We retained exclusive marketing rights to the implantable pump product line for diabetes and other specific applications.

     Our agreement with MRG also provides:

     - We are obligated to purchase minimum quantities over a three-year period and must purchase minimum quantities in each calendar year from 2001 through 2003 in order to preserve the exclusivity of our marketing rights. These purchases may be deferred if MRG does not provide us implantable pumps with specified enhanced technology by January 1, 2001.

     - Future minimum purchase commitments for implantable pump units based upon current prices total approximately $20.5 million over three years but our obligation to make the full amount of required purchases depends upon MRG's completion of development of improvements to the electronic design of the pump.

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     - We are responsible for pursuing regulatory approval of the implantable pump for the treatment of diabetes and have the right to participate in the pursuit of regulatory approval for certain other applications.

     - We have provided MRG with a working capital line of credit of $3.0 million, which will bear interest at 7% annually. Any amounts MRG borrows, and the interest payable thereon, under the line of credit are due in a single lump-sum payment on or before December 31, 2001. Repayment is guaranteed by Mr. Mann and the guarantee is secured by a pledge of our common stock owned by Mr. Mann. To date, MRG has not borrowed any funds under this line of credit.

     - MRG has granted us an option to acquire exclusive world-wide distribution rights to its long-term glucose sensor, currently under development, for $30.0 million. We have the right to exercise this option within 90 days after MRG's first successful human implant in a clinical trial performed in accordance with applicable regulatory authority. MRG is attempting to integrate its long-term glucose sensor technology with the implantable pump.

     - MRG has agreed to pursue the development of certain improvements to the electronic design of the implantable pump.

     Because of Mr. Mann's interest in MRG, our board of directors appointed a special committee of the board, consisting of all of the directors except Mr. Mann to consider approval of the transaction. Mr. Testman served as Chairman of the Committee. The committee retained the services of legal counsel, a financial advisory firm and a scientific advisor. The committee engaged in extensive negotiations with MRG over a period of many months. The committee, exercising the full powers of the board which had been delegated to it with respect to this matter, unanimously approved the transaction, and the financial advisory firm retained by the committee, Pacific Growth Equities, Inc., rendered a written opinion to the effect that the transaction is fair to our stockholders other than Mr. Mann from a financial point of view. Mr. Mann did not participate in any of the deliberations of the committee with respect to the transaction except to the extent that he was requested to do so.

     SYLMAR LEASE. We lease a portion of our principal facility in Sylmar, California to Mr. Mann. The amount of space being leased is 23,400 square feet with a monthly rent of $8,424 per month for the lease term, which expires in 2001. Pursuant to the terms of the lease, Mr. Mann is also responsible for paying for tenant improvements made to the facilities in the amount of $4,050 per month over the balance of the term which includes an interest factor of 7.5%. Either party may terminate the lease upon 90 days notice prior to the end of any calendar year. If Mr. Mann terminates the lease, he will be obligated to continue to repay us for the tenant improvements until the time as we occupy and use the space. We believe that the terms of the lease reflect the fair rental value of the space. Mr. Mann has subleased a portion of that space to MRG, and a portion has been made available at no charge to the Alfred E. Mann Foundation for Scientific Research, a medical research foundation founded by Mr. Mann.

     During 1998, we also leased certain warehouse facilities from Advanced Bionics Corporation, a company founded by Mr. Mann and of which he is the Chairman and principal stockholder. Rental under the lease was $37,000 during 1998, which we believe reflects the fair market value of the space.

     AGREEMENTS WITH PDC. In 1997 and 1998, we loaned an aggregate of $1,105,000 to Pharmaceutical Discovery Corporation, which we call PDC. This was in anticipation of a

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potential business combination and to fund some research and development activities. PDC is involved in the research and development of novel chemical technologies, particularly encapsulation technologies for the delivery of pharmaceutical products. PDC owns several U.S. patents relating to these technologies. The loan bears interest at the prime rate plus 1%. In December 1998, we exchanged the outstanding principal amount of the loans, plus the interest accrued, to purchase 2,672,703 shares of common stock of PDC at a purchase price of $.45 per share. The shares of PDC common stock we acquired represent approximately 6.2% of the total outstanding shares.

     In October 1997, we entered into a research and development agreement with PDC under which PDC conducted preliminary research activities relating to the encapsulation of some pharmaceuticals. We paid PDC $35,000 for these activities. In March 1998, upon the completion of activities relating to the research and development agreement, we licensed from PDC, on a worldwide, exclusive basis, the technologies developed under the research and development agreement for use with specified pharmaceutical compounds. We will pay PDC a royalty based upon either the cost of the compound to be encapsulated or upon the total net revenues derived by us from the therapy utilizing the compounds. PDC also retains some manufacturing rights relating to the encapsulation technology.

     After we made the loans to PDC, our board of directors decided not to pursue an acquisition of PDC. With the approval of our Board, Mr. Mann entered into an investment agreement with PDC in January 1999. Under that agreement, Mr. Mann purchased 25,901,642 shares of PDC common stock at a purchase price of $.45 per share for a total purchase price of approximately $11.7 million. The shares purchased by Mr. Mann represent approximately 60% of the outstanding common stock of PDC.

     Concurrently with entering into the investment agreement, PDC entered into a rescission agreement with Encap Technologies LLC, of which Mr. Mann is the principal beneficial owner. Under the rescission agreement, the parties agreed to rescind agreements entered into in September 1998 giving ENCAP an option to purchase all of the assets of PDC in exchange for loans to PDC and giving ENCAP a license on PDC technology and other specified rights. The investment agreement allows PDC, for a period of one year from the date of the investment agreement, to reacquire all rights under the license granted to ENCAP for an amount equal to all expenditures paid or incurred by ENCAP with respect to the license agreement plus accumulated interest at the annual rate of 4.48% per annum calculated from the date of each expenditure.

     AGREEMENTS WITH CTL. In 1998, we entered into a letter agreement with CTL Immunotherapies Corp. regarding a potential strategic alliance described under "Business --Products -- General Purpose Infusion Pumps."

     We were also presented with an opportunity to invest in CTL, but our board of directors declined that opportunity. With the consent of the other directors, Mr. Mann elected to pursue the investment personally. He and MRG have each agreed to lend up to $1,250,000 to CTL, and a third party agreed to lend up to an additional $500,000. The loans are to be made upon the achievement by CTL of specific milestones, they bear interest at 5% per annum and they are payable in October 2002 or any earlier time that CTL completes an initial public offering of its Class A common voting shares meeting specified requirements. The loans are convertible at the option of each lender into Preferred Stock of CTL, which in turn is convertible into Class A common voting shares. Also, the loans are convertible into Class A common voting shares at the option of CTL in the event of an initial public offering described above. As of May 31, 1999, Mr. Mann and MRG had each loaned CTL $500,000 pursuant to the arrangement.

     FINANCING OF NEW PRINCIPAL FACILITY. In May 1999, we finalized the financing arrangements relating to our new worldwide headquarters described in more detail in "Recent Developments." ING Baring Furman Selz LLC and some of its affiliates arranged the financing, received underwriting fees of $1,239,500 and will receive $20,000 per year to serve as agent for the lenders under the credit agreement until the loans under that agreement are paid in full, and $5,000 per year as agent to the lenders under the revolving credit agreement until outstanding loans made under that agreement have been paid in full and the commitments to make additional loans have terminated. ING Baring Furman Selz LLC is a participant in a lender syndicate. David MacCallum, a member of the board of directors, was, at the time of the transaction, an Executive Vice President of ING Baring Furman Selz LLC.

                             PRINCIPAL STOCKHOLDERS
--------------------------------------------------------------------------------

     The following table sets forth information with respect to the beneficial ownership of our common stock as of May 31, 1999, by each person known by us to own beneficially more than 5% of the common stock, each of our directors, each of the five most highly compensated executive officers and all directors and executive officers as a group. Except as otherwise noted, each named beneficial owner has sole voting and investment power with respect to the shares owned.

                                  SHARES BENEFICIALLY
                                    OWNED PRIOR TO                            SHARES BENEFICIALLY
                                      OFFERING(1)            NUMBER OF       OWNED AFTER OFFERING
                              ---------------------------   SHARES BEING   -------------------------
            NAME               NUMBER          PERCENT(2)     OFFERED       NUMBER        PERCENT(2)
            ----              ---------        ----------   ------------   ---------      ----------
Alfred E. Mann(3)...........  9,304,802(4)        32.4%            --      9,304,802(4)      32.4%
Putnam Investments, Inc.....  1,480,302(5)         5.2%            --      1,480,302(5)       5.2%
David Chernof, M.D..........     41,750              *             --         33,000           --
Carolyne Kahle Davis........     14,895(7)           *             --         11,003(7)        --
William R. Grant............    617,103(6)(7)     2.17%            --        820,288(6)(7)     2.7%
Terrance H. Gregg...........    163,540              *             --        163,452           --
Eric S. Kentor..............     96,460              *             --         96,350           --
David H. MacCallum..........     48,252(7)           *             --         39,449(7)        --
David Morley................      6,535              *             --          6,314           --
Kevin R. Sayer..............     79,196              *             --        115,196           --
Thomas R. Testman...........     51,530(7)           *             --         42,727(7)        --
John C. Villforth...........     24,662(7)           *             --         18,359(7)        --
All directors and executive
  officers as a group
  (12 persons)..............  10,460,725          35.7%            --      10,460,725        35.7%

-------------------------
 *  Less than 1%.

(1) Includes the following numbers of shares which the executive officer or director has the right to purchase under outstanding stock options which are exercisable or become exercisable within 60 days: Mr. Mann -- 378,000, Dr. Chernof -- 8,750, Ms. Davis -- 14,098, Mr. Grant -- 41,750, Mr.
    MacCallum -- 42,750, Mr. Testman -- 41,750, Mr. Gregg -- 162,000, Mr.
    Kentor -- 93,000, Mr. Sayer -- 78,000, Mr. Morley -- 6,000, Mr.
    Villforth -- 21,750; all directors and executive officers as a group (12 persons) -- 899,848.

(2) Percentage calculations are based on 28,384,306 as a number of common shares outstanding as of May 31, 1999.

(3) Mr. Mann has been Chairman of the Board, CEO and our director since our incorporation and was President from the date of incorporation until 1994 and from October 1995 until October 1996.

(4) Includes the shares the Alfred E. Mann Foundation beneficially owns for Scientific Research, of which Mr. Mann is a trustee. As a trustee, Mr. Mann shares voting and investment power with respect to the shares beneficially owned by the Foundation. Mr. Mann disclaims any beneficial interest in the shares owned by the Foundation.

(5) As reported by Putnam Investments, Inc. ("PI"), Putnam Investment Management, Inc. ("PIM") and, The Putnam Advisory Company Inc. ("PAC"), in their Amended Schedule 13G filed on February 9, 1999 with the Securities and Exchange Commission. According to that filing, PI shares voting power as to 192,502 shares and shares dispositive power as 1,480,302 shares, PIM shares dispositive power as to

    1,251,400 shares, and PAC shares voting power as to 192,502 shares and shares dispositive power as to 228,902 shares.

(6) Includes 457,222 shares of common stock held by funds managed by Galen Associates, of which Mr. Grant is the Managing General Partner and Chairman and may be deemed to beneficially own the shares. Mr. Grant disclaims beneficial ownership of the shares except for his pecuniary interest therein.

(7) Includes the following number of shares which the director has the right to acquire pursuant to the director's participation in our Non-Employee Deferred Stock Units Plan: Ms. Davis -- 797.08, Mr. Grant -- 3,773.24, Mr. MacCallum -- 2,006.19, Mr. Testman -- 5,779.68 and Mr.
    Villforth -- 2,911.54; (total -- 15,268).

                              PLAN OF DISTRIBUTION
--------------------------------------------------------------------------------

     The selling stockholder may sell the shares of common stock on the Nasdaq National Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. When used in this prospectus, "selling stockholder" includes donees and pledgees selling shares received from the named selling stockholder after the date of this prospectus. We will pay all expenses associated with registering the selling stockholder's shares, including legal fees incurred by the selling stockholder. The selling stockholder will pay any brokerage commissions and similar expenses attributable to the sale of the shares.

     The common stock may be sold in:

     - a block trade, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of such exchange;
       and

     - ordinary brokerage transactions and transactions in which the broker solicits purchases.

     The common stock may also be sold through short sales of shares, put or call option transactions, loans or pledges of the shares, hedging or similar transactions, or a combination of such methods. The selling stockholder may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. The selling stockholder may, from time to time, authorize underwriters acting as its agent to offer and sell the common stock upon such terms and conditions as shall be set forth in a prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from the selling stockholder in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling stockholder, or other bona fide owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling stockholder, underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act.

     All or any portion of the shares of common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     Medtronic has agreed not to sell any of its shares for a period of 60 days after the commencement of the offering of 2,250,000 shares of our common stock under a separate registration statement that we anticipate completing in late June 1999.

     There is no assurance that the selling stockholder will offer for sale or sell any or all of the shares of common stock covered by this prospectus.

                                 LEGAL MATTERS
--------------------------------------------------------------------------------

     The validity of our common stock being registered will be passed upon for us by Gibson, Dunn and Crutcher LLP, Los Angeles, California.

                                    EXPERTS
--------------------------------------------------------------------------------

     Our financial statements as of January 2, 1998 and January 1, 1999 and for each of the three years in the period ended January 1, 1999 included in this prospectus and the financial statements and financial statement schedule incorporated in this prospectus by reference from our annual report on Form 10-K for the year ended January 1, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated herein by reference, and have been so included and incorporated by reference in reliance upon the reports of such firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION
--------------------------------------------------------------------------------

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the Registration Statement on Form S-3 of which this prospectus is a part
(File No. 333-     ), as well as reports, proxy statements and other information filed by us, at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Securities and Exchange
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of this material from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the Securities and Exchange Commission at 1-800-732-0330 for information regarding the operations of its Public Reference Room. The Securities and Exchange Commission also maintains a World Wide Web site at http:\\www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants like our company that file electronically.

     The Securities and Exchange Commission allows this Prospectus to "incorporate by reference" other information that we file with the Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities that we have registered:

          1. Our Annual Report on Form 10-K for the year ended January 1, 1999 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 1999 Annual Meeting);

          2. Our Quarterly Report on Form 10-Q for the quarter ended April 2, 1999;

          3. Our Current Report on Form 8-K filed May 7, 1999; and

          4. The descriptions of our capital stock contained in a Registration Statement on Form 8-A dated June 14, 1995 filed with the Securities and Exchange Commission, including any amendments or reports filed for the purpose of updating the descriptions.

     If you make a request for this information in writing or by telephone, we will provide you without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for this information should be submitted in writing to the Senior Vice President, General Counsel and Secretary, at our principal executive offices at MiniMed Inc., 12744 San Fernando Road, Sylmar, California 91342 or by telephone at (818) 362-5958.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets -- January 2, 1998, January 1,
  1999 and (Unaudited) April 2, 1999........................  F-3
Consolidated Statements of Income -- Years Ended December
  27, 1996, January 2, 1998 and January 1, 1999 and
  (Unaudited) the Three Months Ended April 3, 1998 and April
  2, 1999...................................................  F-4
Consolidated Statements of Stockholders' Equity and
  Comprehensive Income -- Years ended December 27, 1996,
  January 2, 1998 and January 1, 1999 and (Unaudited) the
  Three Months Ended April 2, 1999..........................  F-5
Consolidated Statements of Cash Flows -- Years ended
  December 27, 1996, January 2, 1998 and January 1, 1999 and
  (Unaudited) the Three Months Ended April 3, 1998 and April
  2, 1999...................................................  F-6
Notes to Consolidated Financial Statements..................  F-8

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of MiniMed Inc.:

     We have audited the accompanying consolidated balance sheets of MiniMed Inc. and its subsidiaries (the "Company") as of January 2, 1998 and January 1, 1999, and the related consolidated statements of income, of stockholders' equity and comprehensive income, and of consolidated cash flows for each of the three years in the period ended January 1, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 1998 and January 1, 1999, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 1999 in conformity with generally accepted accounting principles.

                                          /s/ DELOITTE & TOUCHE LLP
                                          --------------------------------------
                                          Deloitte & Touche LLP

Los Angeles, California
March 5, 1999 (except for Note 15 as to which the date is April 1, 1999)

                                  MINIMED INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              JANUARY 2,      JANUARY 1,       APRIL 2,
                                                                 1998            1999            1999
                                                             ------------    ------------    ------------
                                                                                             (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents..................................  $ 22,282,000    $ 27,303,000    $ 21,418,000
Short-term investments.....................................    18,713,000      13,476,000      13,482,000
Accounts receivable, net of allowance for doubtful accounts
  of $6,250,000, $8,844,000 and $8,481,000 at January 2,
  1998, January 1, 1999 and April 2, 1999, respectively....    24,661,000      38,788,000      40,245,000
Inventories:
  Raw materials............................................     5,152,000       7,064,000       7,672,000
  Work-in-process..........................................     1,819,000       3,040,000       2,328,000
  Finished goods...........................................     3,701,000       6,756,000       7,681,000
                                                             ------------    ------------    ------------
    Total inventories......................................    10,672,000      16,860,000      17,681,000
Deferred income taxes......................................     5,803,000       6,404,000       6,485,000
Prepaid expenses and other current assets..................     1,279,000       3,835,000       7,082,000
                                                             ------------    ------------    ------------
    Total current assets...................................    83,410,000     106,666,000     106,393,000
NOTE RECEIVABLE FROM AFFILIATE.............................            --       3,600,000       3,600,000
LONG-TERM INVESTMENTS......................................     4,118,000       4,826,000       5,140,000
OTHER ASSETS...............................................     1,348,000      11,522,000      11,367,000
LAND, BUILDINGS, PROPERTY AND
  EQUIPMENT -- Net.........................................    16,943,000      31,038,000      34,400,000
                                                             ------------    ------------    ------------
    TOTAL ASSETS...........................................  $105,819,000    $157,652,000    $160,900,000
                                                             ============    ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of notes payable and line of credit........     2,453,000       1,101,000         882,000
Accounts payable...........................................     4,371,000       5,447,000       5,747,000
Accrued salaries and related benefits......................     3,719,000       5,231,000       3,838,000
Accrued sales commissions..................................     1,943,000       2,260,000         573,000
Accrued warranties.........................................     2,458,000       2,828,000       2,885,000
Income taxes payable.......................................       276,000       1,155,000       2,014,000
Other accrued expenses.....................................     4,781,000       3,873,000       2,955,000
                                                             ------------    ------------    ------------
    Total current liabilities..............................    20,001,000      21,895,000      18,894,000
                                                             ------------    ------------    ------------
Deferred tax liabilities...................................     2,007,000         865,000         984,000
Notes payable..............................................       728,000       1,059,000       1,000,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock, par value $.01; 40,000,000 shares authorized;
  26,520,480, 28,095,274 and 28,207,356 shares issued and
  outstanding as of January 2, 1998, January 1, 1999 and
  April 2, 1999, respectively..............................       270,000         286,000         294,000
Additional capital.........................................    73,671,000     111,683,000     113,941,000
Accumulated other comprehensive income.....................     1,059,000         738,000         879,000
Retained Earnings..........................................     8,083,000      21,126,000      24,908,000
                                                             ------------    ------------    ------------
    Total stockholders' equity.............................    83,083,000     133,833,000     140,022,000
                                                             ------------    ------------    ------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............  $105,819,000    $157,652,000    $160,900,000
                                                             ============    ============    ============

See notes to consolidated financial statements.

                                  MINIMED INC.

                       CONSOLIDATED STATEMENTS OF INCOME
             YEARS ENDED DECEMBER 27, 1996 (1996), JANUARY 2, 1998
               (1997) AND JANUARY 1, 1999 (1998) AND (UNAUDITED)
             THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

                                               FISCAL YEAR                       THREE MONTHS ENDED
                                 ----------------------------------------   -----------------------------
                                    1996          1997           1998       APRIL 3, 1998   APRIL 2, 1999
                                 -----------   -----------   ------------   -------------   -------------
                                                                                     (UNAUDITED)
NET SALES......................  $76,396,000   $99,492,000   $138,577,000    $26,366,000     $40,911,000
COST OF SALES..................   32,314,000    38,704,000     51,518,000      9,784,000      13,838,000
                                 -----------   -----------   ------------    -----------     -----------
GROSS PROFIT...................   44,082,000    60,788,000     87,059,000     16,582,000      27,073,000
                                 -----------   -----------   ------------    -----------     -----------
OPERATING EXPENSES:
  Selling, general and
     administrative............   32,101,000    41,237,000     57,059,000     11,391,000      17,499,000
  Research and development.....    7,900,000     9,447,000     16,531,000      3,317,000       5,296,000
  Research and development
     contract..................           --            --     (6,000,000)    (1,500,000)     (1,500,000)
  Merger related expenses......           --     1,000,000             --             --              --
                                 -----------   -----------   ------------    -----------     -----------
       Total operating
          expenses.............   40,001,000    51,684,000     67,590,000     13,208,000      21,295,000
                                 -----------   -----------   ------------    -----------     -----------
OPERATING INCOME...............    4,081,000     9,104,000     19,469,000      3,374,000       5,778,000
INTEREST EXPENSE...............     (163,000)     (237,000)       (47,000)            --         (46,000)
OTHER INCOME, Including
  interest income..............    1,062,000     1,851,000      1,503,000        291,000         340,000
                                 -----------   -----------   ------------    -----------     -----------
INCOME BEFORE INCOME TAXES.....    4,980,000    10,718,000     20,925,000      3,665,000       6,072,000
PROVISION FOR INCOME TAXES.....    1,662,000     4,029,000      7,882,000      1,361,000       2,290,000
                                 -----------   -----------   ------------    -----------     -----------
       NET INCOME..............  $ 3,318,000   $ 6,689,000   $ 13,043,000    $ 2,304,000     $ 3,782,000
                                 ===========   ===========   ============    ===========     ===========
Basic earnings per share.......  $      0.14   $      0.26   $       0.49    $      0.09     $      0.13
                                 ===========   ===========   ============    ===========     ===========
Basic weighted average shares
  outstanding..................   23,882,000    25,810,000     26,880,000     26,562,000      28,148,000
                                 ===========   ===========   ============    ===========     ===========
Diluted earnings per share.....  $      0.13   $      0.25   $       0.46    $      0.08     $      0.13
                                 ===========   ===========   ============    ===========     ===========
Diluted weighted average shares
  outstanding..................   25,134,000    27,112,000     28,332,000     27,854,000      30,024,000
                                 ===========   ===========   ============    ===========     ===========

See notes to consolidated financial statements.

                                  MINIMED INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999
              AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 2, 1999

                                   COMMON STOCK                                        ACCUMULATED      RETAINED
                               ---------------------    ADDITIONAL                        OTHER         EARNINGS
                               NUMBER OF                 PAID-IN      COMPREHENSIVE   COMPREHENSIVE   (ACCUMULATED
                                 SHARES      AMOUNT      CAPITAL         INCOME          INCOME         DEFICIT)        TOTAL
                               ----------   --------   ------------   -------------   -------------   ------------   ------------
BALANCE, DECEMBER 30, 1995...  23,561,634   $240,000   $ 43,804,000                                   $(1,924,000)   $ 42,120,000
Exercise of stock options....    406,040       4,000        984,000                                                       988,000
Tax benefit associated with
  stock option
  exercises..................                               994,000                                                       994,000
Issuance of stock under
  employee stock plan........     29,644                    272,000                                                       272,000
Issuance of stock for
  technology license.........     20,000                    285,000                                                       285,000
Stock awards to directors....      4,800       2,000        152,000                                                       154,000
Net income...................                                            3,318,000                      3,318,000       3,318,000
                               ----------   --------   ------------    ===========     ----------     -----------    ------------
BALANCE, DECEMBER 27, 1996...  24,022,118    246,000     46,491,000                                     1,394,000      48,131,000
Issuance of common stock in
  public offering
  (net of expenses)..........  1,850,000      18,000     22,146,000                                                    22,164,000
Issuance of common stock for
  exercise of warrants.......    400,000       4,000      2,596,000                                                     2,600,000
Exercise of stock options....    192,034       2,000        515,000                                                       517,000
Tax benefit associated with
  stock option
  exercises..................                             1,276,000                                                     1,276,000
Issuance of stock under
  employee stock plan........     49,812                    547,000                                                       547,000
Stock awards to directors....      6,516                    100,000                                                       100,000
Comprehensive income
  Net income.................                                          $ 6,689,000                      6,689,000       6,689,000
  Other comprehensive income:
    Unrealized holding gain
      on security, net of
      $747,000 in deferred
      income taxes...........                                            1,371,000                                      1,371,000
    Foreign currency
      translation
      adjustments............                                             (312,000)                                      (312,000)
                                                                       -----------
  Other comprehensive
    income...................                                            1,059,000     $1,059,000
                                                                       -----------
Comprehensive income.........                                          $ 7,748,000
                               ----------   --------   ------------    ===========     ----------     -----------    ------------
BALANCE, JANUARY 2, 1998.....  26,520,480    270,000     73,671,000                     1,059,000       8,083,000      83,083,000
Issuance of common stock in
  private offering
  (net of expenses)..........  1,000,000      10,000     29,980,000                                                    29,990,000
Exercise of stock options....    514,014       6,000      1,820,000                                                     1,826,000
Tax benefit associated with
  stock option
  exercises..................                             4,972,000                                                     4,972,000
Issuance of stock under
  employee stock plan........     57,716                  1,164,000                                                     1,164,000
Stock awards to directors....      3,064                     76,000                                                        76,000
Comprehensive income
  Net income.................                                          $13,043,000                     13,043,000      13,043,000
  Other comprehensive income:
    Unrealized holding loss
      on security, net of
      $106,000 in deferred
      income taxes...........                                             (326,000)                                      (326,000)
    Foreign currency
      translation
      adjustments............                                                5,000                                          5,000
                                                                       -----------
  Other comprehensive
    income...................                                             (321,000)      (321,000)
                                                                       -----------
Comprehensive income.........                                          $12,722,000
                               ----------   --------   ------------    ===========     ----------     -----------    ------------
BALANCE, JANUARY 1, 1999.....  28,095,274    286,000    111,683,000                       738,000      21,126,000     133,833,000
Exercise of stock options
  (unaudited)................    111,382       8,000        596,000                                                       604,000
Tax benefit associated with
  stock option
  exercises (unaudited)......                             1,630,000                                                     1,630,000
Stock awards to directors
  (unaudited)................        700                     32,000                                                        32,000
Comprehensive income
  Net income (unaudited).....                                          $ 3,782,000                      3,782,000       3,782,000
  Other comprehensive income:
    Unrealized holding gain
      on security, net of
      $119,000 in deferred
      income taxes
      (unaudited)............                                              195,000                                        195,000
    Foreign currency
      translation adjustments
      (unaudited)............                                              (54,000)                                       (54,000)
                                                                       -----------
  Other comprehensive income
    (unaudited)..............                                              141,000        141,000
                                                                       -----------
Comprehensive income
  (unaudited)................                                          $ 3,923,000
                               ----------   --------   ------------    ===========     ----------     -----------    ------------
BALANCE, APRIL 2, 1999
  (unaudited)................  28,207,356   $294,000   $113,941,000                    $  879,000     $24,908,000    $140,022,000
                               ==========   ========   ============                    ==========     ===========    ============
Comprehensive income
  (unaudited) three months
  ended April 3, 1998........                                          $ 1,454,000
                                                                       ===========

See notes to consolidated financial statements.

                                  MINIMED INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          YEARS ENDED DECEMBER 27, 1996 (1996), JANUARY 2, 1998 (1997)
                   AND JANUARY 1, 1999 (1998) AND (UNAUDITED)
             THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

                                                                       FISCAL YEAR                       THREE MONTHS ENDED
                                                        -----------------------------------------   -----------------------------
                                                           1996           1997           1998       APRIL 3, 1998   APRIL 2, 1999
                                                        -----------   ------------   ------------   -------------   -------------
                                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income............................................  $ 3,318,000   $  6,689,000   $ 13,043,000    $ 2,304,000     $ 3,782,000
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation........................................    2,025,000      2,971,000      4,134,000      1,053,000       1,481,000
  Directors' fees paid in common stock................       53,000        100,000         76,000             --          32,000
  Deferred income taxes...............................   (1,316,000)    (2,354,000)    (1,629,000)      (558,000)        (81,000)
  Tax benefit from exercise of non-qualified stock
    options...........................................      994,000      1,276,000      4,972,000             --       1,630,000
  Changes in operating assets and liabilities:
    Accounts receivable, net..........................   (6,329,000)    (6,966,000)   (14,439,000)     1,477,000      (1,457,000)
    Inventories.......................................   (1,868,000)    (2,989,000)    (8,908,000)    (1,602,000)       (821,000)
    Prepaid expenses and other current assets.........      408,000         73,000     (2,464,000)       384,000      (3,247,000)
    Other assets......................................     (367,000)      (771,000)       940,000        (47,000)         35,000
    Accrued sales commissions.........................      954,000        375,000        317,000     (1,631,000)     (1,687,000)
    Accrued salaries and related benefits.............      755,000      1,484,000      1,512,000     (1,035,000)     (1,393,000)
    Accounts payable..................................      370,000        833,000       (459,000)    (2,495,000)        300,000
    Accrued warranties................................     (370,000)      (415,000)       370,000        138,000          57,000
    Income taxes payable..............................     (192,000)      (377,000)       880,000      1,438,000         859,000
    Other accrued expenses............................      181,000      2,382,000     (1,266,000)    (2,625,000)       (918,000)
                                                        -----------   ------------   ------------    -----------     -----------
    Net cash provided by (used in) operating
      activities......................................   (1,384,000)     2,311,000     (2,921,000)    (3,199,000)     (1,428,000)
                                                        -----------   ------------   ------------    -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES --
  Short-term investments..............................     (793,000)    (9,196,000)     5,237,000     14,081,000          (6,000)
  Acquisition of marketable securities................           --     (2,000,000)            --             --              --
  Acquisition of Dartec A.B...........................           --             --     (2,670,000)    (2,544,000)             --
  Acquisition of Diabetes Support Systems, Inc........           --             --     (3,052,000)            --              --
  Long-term investments...............................           --             --     (1,140,000)            --              --
  Purchase of land, buildings, property and
    equipment.........................................   (4,171,000)    (6,072,000)   (18,570,000)    (3,393,000)     (4,724,000)
                                                        -----------   ------------   ------------    -----------     -----------
  Net cash provided by (used in) investing
    activities........................................   (4,964,000)   (17,268,000)   (20,195,000)     8,144,000      (4,730,000)
                                                        -----------   ------------   ------------    -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES --
  Issuance of notes payable...........................      727,000      1,068,000             --             --              --
  Repayment of notes payable..........................     (600,000)            --     (2,820,000)    (2,811,000)       (278,000)
  Repayment of notes payable in connection with DSS
    acquisition.......................................           --             --     (2,028,000)            --              --
  Capital contributions...............................      101,000             --             --             --              --
  Proceeds from public offering, net of expenses......           --     22,164,000             --             --              --
  Proceeds from private offering, net of expenses.....           --             --     29,990,000             --              --
  Proceeds from exercises of warrants.................           --      2,600,000             --             --              --
  Proceeds from stock option exercises................      988,000        517,000      1,826,000             --         604,000
  Proceeds from issuance of common stock under
    employee stock plan...............................      272,000        547,000      1,164,000             --              --
                                                        -----------   ------------   ------------    -----------     -----------
  Net cash provided by (used in) financing
    activities........................................    1,488,000     26,896,000     28,132,000     (2,811,000)        326,000
                                                        -----------   ------------   ------------    -----------     -----------
Effect of cumulative foreign currency translation
  adjustment on cash and equivalents..................           --        (62,000)         5,000        147,000         (53,000)
                                                        -----------   ------------   ------------    -----------     -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.........................................   (4,860,000)    11,877,000      5,021,000      2,281,000      (5,885,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD........   15,265,000     10,405,000     22,282,000     22,282,000      27,303,000
                                                        -----------   ------------   ------------    -----------     -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD..............  $10,405,000   $ 22,282,000   $ 27,303,000    $24,563,000     $21,418,000
                                                        ===========   ============   ============    ===========     ===========
SUPPLEMENTAL CASH FLOW INFORMATION --
  Cash paid during the period for:
    Interest..........................................  $   163,000   $    237,000   $     62,000    $    35,000     $     2,000
    Income taxes......................................  $ 2,120,000   $  6,110,000   $  3,854,000    $   461,000     $   265,000

                                  MINIMED INC.

     YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND
       (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

     SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING
ACTIVITY -- During 1996 the Company issued 20,000 shares of common stock to a supplier in exchange for a technology license. The Company also issued 4,800, 6,516 and 3,064 shares of common stock to certain Directors in lieu of fees during 1996, 1997 and 1998, respectively. The Company recorded an unrealized holding gain of $1,371,000 during 1997, an unrealized holding loss of $326,000 during 1998, an unrealized holding loss of $997,000 during the three months ended April 3, 1998 and an unrealized holding gain of $195,000 during the three months ended April 2, 1999, net of estimated income taxes on marketable securities classified as long-term investments available for sale. During 1997, the Company issued 749,768 shares of common stock to effect an acquisition of a distributor accounted for as a pooling of interests. During 1998, the Company accepted a $3.6 million note receivable from a related party in conjunction with the sale of $3.0 million of net implantable pump inventory components and $600,000 of net implantable pump fixed assets.

     On October 31, 1998, the Company acquired substantially all of the assets and certain of the liabilities of DSS. In connection with this acquisition, the Company paid cash as follows:

Assets acquired:
Property and equipment......................................  $   188,000
Accounts receivable.........................................    1,438,000
Goodwill....................................................    8,500,000
Inventories.................................................      304,000
Other assets................................................       93,000
Liabilities assumed:
Accounts payable and accrued expenses.......................   (3,643,000)
Notes payable...............................................   (2,028,000)
Long-term debt issued to seller.............................   (1,800,000)
                                                              -----------
Cash paid in acquisition....................................  $ 3,052,000
                                                              ===========

See notes to consolidated financial statements.

                                  MINIMED INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

     The fiscal years referenced herein are as follows:

                FISCAL YEAR                      YEAR ENDED
                -----------                   -----------------
1999........................................  December 31, 1999
1998........................................   January 1, 1999
1997........................................   January 2, 1998
1996........................................  December 27, 1996

1. GENERAL INFORMATION

     Operations -- MiniMed Inc. ("MiniMed" or the "Company") develops, manufactures and markets medical devices for drug delivery and monitoring patients with diabetes and other medical conditions. The drug delivery systems include external and implantable microinfusion drug pumps and related disposable products which provide long-term delivery of medication for treatment of chronic disorders. The Company is developing glucose sensor systems which will, if successful, provide diabetic patients with continuous monitoring of glucose levels and may ultimately be linked to the microinfusion pumps to create an artificial pancreas. Other development efforts focus on developing non-diabetes uses of the Company's technologies. The Company generally markets its products through either a direct sales force or independent distributors in the United States and a combination of direct sales representatives and independent distributors in international markets. The main markets for products are the United States and Western Europe. Through its acquisitions of Home Medical Supply, Inc. and its affiliated companies ("HMS") and Dartec AB ("Dartec") in fiscal 1997 and Diabetes Support Systems, Inc. ("DSS") in fiscal 1998, the Company also acts as a distributor of additional diabetes supplies and operates a pharmacy.

     Unaudited Consolidated Quarterly Financial Statements -- The consolidated financial data as of and for the three months ended April 3, 1998 and April 2, 1999 have been derived from our unaudited financial statements. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations as of such dates and for such periods. The results for the three month period ended April 2, 1999 are not necessarily indicative of the results to be expected for the entire year or the quarters following in 1999.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Stock Split -- On March 15, 1999, the Company announced a 2-for-1 stock split, in the form of a stock dividend, to result in the issuance of one additional share of common stock for every share of common stock outstanding. The stock split was effective April 1, 1999 for holders of record at the close of business on that date and will be distributed on April 16, 1999. In accordance with Statement of Financial Accounting Standard

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

("SFAS") No. 128, "Earnings per Share," the Company has recorded the effects of this stock split on share and per share amounts for all periods presented.

     Principles of Consolidation -- The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries, MiniMed Distribution Corp., MiniMed S.A., MiniMed GMBH, and Dartec AB, and its indirect subsidiaries. All intercompany accounts and transactions have been eliminated. The financial statements of MiniMed S.A., MiniMed GMBH and Dartec AB have been translated using the exchange rate at the end of each period for balance sheet items and the weighted average exchange rate during each period for operating results. Adjustments arising from the translation of assets located outside the United States are recorded as a component of comprehensive income.

     Reclassifications -- Certain reclassifications have been made to various balances in the 1996 and 1997 financial statements to conform with current year presentation.

     Cash and Cash Equivalents -- The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

     Investments -- The Company classifies all of its marketable investments as available-for-sale, with unrealized holding gains and losses recorded directly to comprehensive income. Cost approximates fair value for all short-term investments. Long-term investments represent a $2,000,000 investment in the common stock of Trimeris, Inc. The fair value of this investment was $4,118,000 and $3,686,000 at January 2, 1998 and January 1, 1999, respectively. The Company recorded an unrealized holding gain of $1,371,000 during 1997 and an unrealized holding loss of $326,000 during 1998 on this investment, net of $747,000 and $106,000, respectively in estimated income taxes which were recorded as a deferred income tax liability. Included in long-term investments at January 1, 1999 was a $1,140,000 investment in 7.0% of the common stock of Pharmaceutical Discovery Corporation ("PDC") which is recorded using the cost method. Realized gains and losses and declines in value judged to be other-than-temporary are included in investment income, which is included in other income in the Company's statement of income. Realized gains and losses on short-term investments for 1997 and 1998 were not material. The Company's investment policy is to invest idle and excess funds in high grade, short-term, fixed income securities. The primary objective of investment activities is to protect capital value.

     Inventories -- Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

     Land, Buildings, Property and Equipment and Depreciation -- Land, buildings, property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

     Research and Development -- Research and development costs are expensed as incurred.

     Research and Development Contract -- On March 31, 1998, the Company signed a research and development contract with American Medical Instruments, Inc. ("AMI"), a member of The Marmon Group of Companies. Under terms of this agreement, the Company can receive up to $12.0 million in funding related to two research projects. The Company anticipates completion of these projects during fiscal 1999 and has recorded $6.0 million related to this contract during fiscal 1998. These revenues have been recorded as a reduction of operating expenses. Costs related to the completion of the contractual obligations are included in research and development expense.

     Under terms of this contract, the Company may sell products developed under the agreement on a worldwide basis, except for Japan, subject to the payment of royalties to AMI. The Company may purchase the technology related to these projects from AMI at prices ranging from $13.5 million to $19.0 million through April 30, 2002. The Company has applied the principles of FASB Statement No. 68 "Accounting for Research and Development Contracts" to account for this transaction.

     Income Taxes -- Income taxes are provided for taxes currently payable or refundable, and deferred income taxes arising from future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The effects of income taxes are measured based on enacted tax laws and rates. An allowance is provided for net deferred tax assets for which realization is not likely.

     Revenues and Concentration of Credit Risk -- The Company recognizes revenue from product sales when the goods are shipped to its customers. During 1996, 1997 and 1998, the Company derived approximately 92.8%, 93.4% and 92.4%, respectively, of its revenues from domestic sales. A significant portion of domestic revenues represent products sold by the Company directly to patients. The Company bills these patients directly or processes billing to their health care payors, which include indemnity insurers, HMOs, PPOs and various governmental agencies. Levels of payments from third-party payors and patients vary, depending upon the specific benefits provided under each patient's coverage. On an overall basis, the Company's accounts receivable balances are subject to credit risk similar to other entities dependent upon third-party health care payors for reimbursement.

     Foreign revenues outside of France, Germany, Austria, Belgium, the Netherlands and Sweden represent sales to independent dealers. Sales to the European dealers may be shipped from the United States or through the Company's European subsidiaries. Certain foreign sales are transacted directly with patients by the Company's European subsidiaries, with reimbursement provided by the appropriate third party. No single customer represents more than 10% of the Company's sales for any period presented.

     The Company has recorded an allowance for doubtful accounts to account for the difference between recorded revenues and anticipated collections from distributors, patients

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

and third-party payors. The allowance and provision for bad debts are adjusted periodically based upon the Company's evaluation of historical collection experience, industry reimbursement trends and other relevant factors. The Company determines the allowance amount based upon an analysis of the collectibility of specific accounts and the aging of the accounts receivable.

     Stock Based Compensation -- The Company has granted stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which disclosures are presented in Note 11. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

     Pervasiveness of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates relate to the allowance for uncollectible accounts, provisions for obsolete inventory and accrued warranty obligations.

3. BUSINESS COMBINATION

     On January 2, 1998, the Company acquired Dartec, a distributor of diabetes products, including the Company's products, located in Sweden. The Company purchased substantially all of the net assets of Dartec for $2.7 million. In connection with this purchase, the Company recorded $2.7 million of goodwill to other long-term assets. This goodwill will be amortized over a period of 15 years on a straight-line basis.

     On October 31, 1998, the Company acquired DSS, a distributor of diabetes products, including the Company's products, located in South Florida. The Company purchased substantially all of the net assets of DSS, and certain liabilities, for $3.1 million in cash and notes payable totaling $1.8 million. The notes payable bear interest at 6.0% and are due and payable $800,000 on October 31, 1999 and $1.0 million on October 31, 2000. In connection with the purchase of DSS, the Company recorded $8.5 million of goodwill to other long-term assets. This goodwill will be amortized over a period of 25 years on a straight-line basis.

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

     Dartec and DSS are included in the accompanying financial statements subsequent to acquisition. Had the acquisitions occurred at the beginning of fiscal 1997, pro forma combined (unaudited) operating results would have been as follows:

                                             YEAR ENDED         YEAR ENDED
                                           JANUARY 2, 1998    JANUARY 1, 1999
                                           ---------------    ---------------
Net Sales................................   $108,422,000       $148,579,000
Net Income...............................   $  5,815,000       $ 12,420,000
Basic Earnings Per Share.................   $       0.23       $       0.46
Basic weighted average shares
  outstanding............................     25,810,000         26,880,000
Diluted Earnings Per Share...............   $       0.21       $       0.44
Diluted weighted average shares
  outstanding............................     27,112,000         28,332,000

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS 107, "Disclosure of Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments for which it is practical to estimate that value. For cash and cash equivalents the carrying amount reported in the balance sheet represents fair market value. For accounts payable and all notes payable, the carrying amount on the balance sheet also approximates fair value. The fair value of the $3.6 million note receivable from an affiliate cannot be determined due to the related party nature of the note.

5. NOTES PAYABLE AND LINE OF CREDIT

     Notes payable and line of credit consisted of the following at January 2, 1998, January 1, 1999 and April 2, 1999:

                                       AVERAGE      JANUARY 2,   JANUARY 1,    APRIL 2,
                                    INTEREST RATE      1998         1999         1999
                                    -------------   ----------   ----------   -----------
                                                                              (UNAUDITED)
CURRENT
Bank borrowings...................      9.75 %      $2,125,000   $  278,000   $       --
Current portion of long-term
  debt............................      9.125%         328,000       23,000       82,000
Note payable......................      6.0  %              --      800,000      800,000
                                                    ----------   ----------   ----------
Total Short-Term Debt.............                  $2,453,000   $1,101,000   $  882,000
                                                    ----------   ----------   ----------
LONG-TERM
Various notes -- due in 2000......      7.563%      $  728,000   $1,059,000   $1,000,000

     Short-term borrowings consisted primarily of borrowings from U.S. banks.

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

6. RELATED PARTY TRANSACTIONS

     Facilities Agreements -- During 1998, the Company leased certain warehouse facilities from Advanced Bionics Corporation ("ABC"), a Company owned primarily by the individual who is currently MiniMed's largest single stockholder, Chairman and Chief Executive Officer. Rental expense related to this lease with ABC was $37,000 during 1998. The Company has leased certain operating facilities to its Chairman and Chief Executive Officer under a five-year lease commitment. Rents charged under this agreement were $75,000, $144,000, and $144,000 for the years ended December 27, 1996, January 2, 1998, and January 1, 1999, respectively. Rental income related to this lease is recorded in other income.

     Sale of Implantable Insulin Pump Assets -- On September 1, 1998, the Company sold assets and transferred technology related to its implantable pump program to Medical Research Group, LLC ("MRG") and entered into a series of related transactions. MRG was founded by Alfred E. Mann, founder, Chairman, CEO and largest stockholder of MiniMed. Mr. Mann continues to hold a substantial equity interest in MRG.

     MiniMed sold assets, consisting primarily of inventories and equipment to MRG in exchange for a note receivable of approximately $3.6 million. No gain or loss has been recognized on the sale of these assets. The note receivable is due and payable in full on December 31, 2003, and accrued interest is payable on December 31 of each year prior to maturity. The note bears interest at a rate of 7.0% annually. The note is secured by the assets sold to MRG and guaranteed by Mr. Mann. The Company has also leased facilities and improvements to MRG at which MRG will carry out its activities. The obligations of MRG under such lease are guaranteed by Mr. Mann. Certain employees of the Company involved in the manufacturing operations and research and development activities related to the implantable pump product line have become employees of MRG. The Company retained exclusive distribution rights to the implantable pump product line for specific medical conditions, including diabetes. MiniMed is required to purchase implantable pump units from MRG at negotiated prices, and is obligated to purchase minimum quantities in 1999, 2000 and 2001 and must purchase minimum quantities in future periods in order to preserve its exclusivity.

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

     The Company is responsible for pursuing regulatory approval of the implantable pump for the treatment of diabetes and has provided MRG with a working capital line of credit of $3.0 million, which will bear interest at 7.0% annually. Any amounts borrowed under the line of credit are due on or before December 31, 2001 and will be secured by a pledge of MiniMed common stock owned by Mr. Mann. To date, MRG has not borrowed any funds under this line of credit. Future minimum purchase commitments for implantable pump units based upon current prices are:

1999..............................................  $ 4,575,000
2000..............................................    7,604,000
2001..............................................    8,935,000
                                                    -----------
Total.............................................  $21,114,000
                                                    ===========

     MRG has also granted MiniMed an option to acquire exclusive worldwide distribution rights to MRG's long-term glucose sensor, currently under development, for $30.0 million. The option is exercisable upon MRG's achievement of certain development milestones. MRG is attempting to integrate its long-term glucose sensor technology with the implantable pump. MRG also agreed to pursue the development of certain improvements to the electronic design of the implantable pump.

7. LONG-TERM INVESTMENTS AND OTHER ASSETS

     Other assets consist of the following:

                                         JANUARY 2,    JANUARY 1,      APRIL 2,
                                            1998          1999           1999
                                         ----------    -----------    -----------
                                                                      (UNAUDITED)
Technology license.....................  $  197,000    $   145,000    $   133,000
Inventory components, non-current......     999,000             --             --
Goodwill in connection with Dartec
  acquisition..........................          --      2,670,000      2,636,000
Goodwill in connection with DSS
  acquisition..........................          --      8,444,000      8,358,000
Other..................................     152,000        263,000        240,000
                                         ----------    -----------    -----------
                                         $1,348,000    $11,522,000    $11,367,000
                                         ==========    ===========    ===========

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

     Long-term investments consist of the following:

                                           JANUARY 2,    JANUARY 1,     APRIL 2,
                                              1998          1999          1999
                                           ----------    ----------    -----------
                                                                       (UNAUDITED)
Investment in Trimeris common stock -- at
  fair value.............................  $4,118,000    $3,686,000    $4,000,000
Investment in PDC common stock -- at
  cost...................................          --     1,140,000     1,140,000
                                           ----------    ----------    ----------
                                           $4,118,000    $4,826,000    $5,140,000
                                           ==========    ==========    ==========

8. LAND, BUILDINGS, PROPERTY AND EQUIPMENT -- NET

     Land, buildings, property and equipment, net consists of the following:

                                                                          ESTIMATED
                            JANUARY 2,     JANUARY 1,       APRIL 2,      USE LIVES
                               1998           1999            1999         (YEARS)
                            -----------    -----------    ------------    ---------
                                                          (UNAUDITED)
Land, buildings and
  improvements............  $10,625,000    $13,244,000    $ 14,500,000    20 to 40
Machinery and equipment...    7,589,000     17,332,000      18,845,000     3 to 5
Tooling and molds.........    2,493,000      2,352,000       2,359,000     3 to 5
Computer software.........      944,000      1,989,000       2,682,000       3
Furniture and fixtures....    1,948,000      5,301,000       6,569,000       7
                            -----------    -----------    ------------
                             23,599,000     40,218,000      44,955,000
Less accumulated
  depreciation............   (6,656,000)    (9,180,000)    (10,555,000)
                            -----------    -----------    ------------
  Total...................  $16,943,000    $31,038,000    $ 34,400,000
                            ===========    ===========    ============

9. EARNINGS PER SHARE

     Earnings per share ("EPS") are calculated in the following table. The reconciliation between the numerator and denominator for basic and diluted EPS is as follows:

                                            INCOME          SHARES        PER-SHARE
                                          (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                          -----------    -------------    ---------
DECEMBER 27, 1996
Basic EPS
Net Income Applicable to Common Stock...  $ 3,318,000     23,882,000        $.14
                                          ===========     ==========        ====
Effect of Dilutive Securities

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

                                            INCOME          SHARES        PER-SHARE
                                          (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                          -----------    -------------    ---------
Warrants................................                     112,000
Stock Options...........................                   1,140,000
                                          -----------     ----------        ----
Diluted EPS
Net Income Applicable to Common Stock...  $ 3,318,000     25,134,000        $.13
                                          -----------     ----------        ----
JANUARY 2, 1998:
Basic EPS
Net Income Applicable to Common Stock...  $ 6,689,000     25,810,000        $.26
                                          ===========     ==========        ====
Effect of Dilutive Securities
Warrants................................                      60,000
Stock Options...........................                   1,242,000
                                          -----------     ----------        ----
Diluted EPS
Net Income Applicable to Common Stock...  $ 6,689,000     27,112,000        $.25
                                          ===========     ==========        ====
JANUARY 1, 1999:
Basic EPS
Net Income Applicable to Common Stock...  $13,043,000     26,880,000        $.49
                                          ===========     ==========        ====
Effect of Dilutive Securities
Stock Options...........................                   1,452,000
                                          -----------     ----------        ----
Diluted EPS
Net Income Applicable to Common Stock...  $13,043,000     28,332,000        $.46
                                          -----------     ----------        ----
APRIL 3, 1998 (UNAUDITED):
Basic EPS
Net Income Applicable to Common Stock
  (unaudited)...........................  $ 2,304,000     26,562,000        $.09
                                          ===========     ==========        ====
Effect of Dilutive Securities
Stock Options (unaudited)...............                   1,292,000
                                          -----------     ----------        ----
Diluted EPS
Net Income Applicable to Common Stock
  (unaudited)...........................  $ 2,304,000     27,854,000        $.08
                                          ===========     ==========        ====
APRIL 2, 1999 (UNAUDITED):
Basic EPS
Net Income Applicable to Common Stock
  (unaudited)...........................  $ 3,782,000     28,148,000        $.13
                                          ===========     ==========        ====
Effect of Dilutive Securities
Stock Options (unaudited)...............                   1,876,000
                                          -----------     ----------        ----

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

                                            INCOME          SHARES        PER-SHARE
                                          (NUMERATOR)    (DENOMINATOR)     AMOUNT
                                          -----------    -------------    ---------
Diluted EPS
Net Income Applicable to Common Stock
  (unaudited)...........................  $ 3,782,000     30,024,000        $.13
                                          ===========     ==========        ====

10. COMMITMENTS AND CONTINGENCIES

     On September 11, 1996, the Company filed an action against Fimed, Inc. ("Fimed") seeking rescission of a product distribution contract. Subsequent to the filing of this action, Fimed filed a counterclaim seeking compensatory damages of approximately $400 million plus punitive damages. The Company believes that it has meritorious defenses to the counterclaims asserted by Fimed. The Court appointed a retired Judge to act as an Independent Expert pursuant to California law to evaluate, assuming liability, the amount of damages, if any, sustained by Fimed. The hearing on this matter was held in February 1999. Fact discovery pertaining to the litigation has been largely completed. Trial in this matter was set to commence May 1999; however, on March 30, 1999, the Court indicated that the trial will be continued until July 1999 at the earliest. The Company has been pursuing its claims and is defending against Fimed's claims vigorously.

     During 1998, the Company integrated the operations of Home Medical Supply, Inc. and its affiliated companies ("HMS"), which the Company acquired in fiscal 1997. In connection with these activities, the Company discovered certain business practices relating to charges billed to the State of Florida for health care services provided through an affiliated pharmacy. These practices were implemented by HMS' prior owners and may potentially result in liability to the Company. The Company has received no notice of any action which is pending or threatened against it in connection therewith. The Company has corrected such practices, notified the State of Florida authorities of its findings, initiated legal action against the prior owners to seek indemnification for any such liability and is pursuing other legal remedies. The amount of liability to the Company, if any, cannot be determined at this time, although the Company believes that indemnification for such liability would be available from HMS' prior owners.

     During the normal course of business, the Company may be subject to litigation involving various business matters. Management believes that an adverse outcome of any such known matters would not have a material adverse impact on the Company.

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

11. STOCKHOLDERS' EQUITY

     Stock Options and Purchase Plan -- The Company has granted stock options under its incentive stock plan ("stock option plan"), which provides that options may have a term of up to 10 years and become exercisable and vest in annual increments of up to six years. Options to purchase an additional 1,873,200 shares are available for grant at January 1, 1999. Stock option plan activity is as follows:

                                                                  WEIGHTED AVERAGE
                                                      SHARES      PRICE PER SHARE
                                                     ---------    ----------------
Outstanding options at December 30, 1995...........  2,853,936         $ 3.12
Options granted....................................    607,694         $ 8.35
Options exercised..................................   (406,040)        $ 2.46
Options canceled...................................   (143,298)        $ 4.48
                                                     ---------
Outstanding options at December 27, 1996...........  2,912,292         $ 3.19
Options granted....................................    621,000         $16.61
Options exercised..................................   (192,034)        $ 2.69
Options canceled...................................   (191,598)        $ 3.51
                                                     ---------
Outstanding options at January 2, 1998.............  3,149,660         $ 6.51
Options granted....................................    872,000         $20.18
Options exercised..................................   (514,014)        $ 3.84
Options canceled...................................   (147,028)        $13.71
                                                     ---------
Outstanding options at January 1, 1999.............  3,360,618         $ 9.99
                                                     =========

     The following table summarizes information about stock options outstanding at January 1, 1999:

                                                                          SHARES
   RANGE OF         NUMBER            WEIGHTED           WEIGHTED       EXERCISABLE       WEIGHTED
   EXERCISE     OUTSTANDING AT    AVERAGE REMAINING      AVERAGE       AT JANUARY 1,      AVERAGE
    PRICES      JANUARY 1, 1999   CONTRACTUAL LIFE    EXERCISE PRICE       1999        EXERCISE PRICE
   --------     ---------------   -----------------   --------------   -------------   --------------
$ 2.25 -  3.63       705,754            2.24              $ 2.56           669,894         $ 2.52
$ 3.83 -  3.83       787,800            4.11                3.83           469,200           3.83
$ 4.38 - 14.32       548,864            5.23                7.68           240,432           7.39
$14.63 - 18.88       674,000            6.64               16.49           118,200          15.22
$19.38 - 29.38       644,200            7.11               20.85            99,600          20.38
                   ---------            ----              ------         ---------         ------
                   3,360,618            4.98              $ 9.99         1,597,326         $ 5.69
                   =========            ====              ======         =========         ======

     During 1996, the Company's stockholders approved an employee stock purchase plan ("stock purchase plan"). Substantially all of the Company's employees are eligible to participate in the stock purchase plan through regular payroll deductions. Options under the stock purchase plan are granted for an indeterminable number of shares on semi-annual offering dates and are automatically exercised six months from the offering date,

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

subject to employee withdrawal from the stock purchase plan. Options are exercised at the lesser of: (1) 85% of the fair market value of the common stock on the offering date; or (2) 85% of the fair market value of the common stock on the exercise date. Sale of shares issued under the stock purchase plan is prohibited for one year from the exercise date. Transactions related to the employee stock purchase plan are summarized as follows:

                                                          WEIGHTED AVERAGE
                                              SHARES       EXERCISE PRICE
                                             ---------    ----------------
Shares available...........................  1,000,000
Exercised..................................     29,644         $ 9.19
                                             ---------         ------
Shares available at December 27, 1996......    970,356
Exercised..................................     49,812         $10.99
                                             ---------         ------
Shares available at January 2, 1998........    920,544
Exercised..................................     57,716         $20.17
                                             ---------         ------
Shares available at January 1, 1999........    862,828
                                             ---------         ------

     All stock options are granted at the fair market value of the Company's common stock at the grant date. The weighted average estimated fair value of options granted in 1996, 1997 and 1998 was $2,089,754, $6,268,628 and
$9,417,535, respectively. The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plan and stock purchase plan. Accordingly, no compensation cost for the Company's stock option plan and stock purchase plan has been recognized in 1996, 1997 or 1998. Had compensation cost for the Company's stock option plan and stock purchase plan been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS 123, "Accounting for Stock Based Compensation," the Company's net income and earnings per share for the years ended December 27, 1996, January 2, 1998 and January 1, 1999 would have been reduced to the pro forma amounts indicated below:

                                                   YEAR ENDED
                                     ---------------------------------------
                                     DECEMBER 27,   JANUARY 2,   JANUARY 1,
                                         1996          1998         1999
                                     ------------   ----------   -----------
Net income to common stockholders:
As reported........................   $3,318,000    $6,689,000   $13,043,000
Pro forma..........................   $2,458,000    $5,142,000   $ 8,835,000
Net income per common and common
  equivalent share:
As reported -- basic...............   $     0.14    $     0.26   $      0.49
Pro forma..........................         0.11          0.20          0.33
As reported -- diluted.............         0.13          0.25          0.46
Pro forma..........................         0.10          0.19          0.31

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

     The fair value of options granted under the stock option plan during 1996, 1997 and 1998 was determined using the Black Scholes option pricing model utilizing the following weighted-average assumptions:

                                                    YEAR ENDED
                                     ----------------------------------------
                                     DECEMBER 27,    JANUARY 2,    JANUARY 1,
                                         1996           1998          1999
                                     ------------    ----------    ----------
Dividend yield.....................          0%             0%            0%
Volatility.........................         66%            48%           51%
Risk-free interest rate............       6.09%          5.68%         5.45%
Expected lives.....................    5 years        7 years       7 years

     Pro forma compensation cost of options granted under the employee stock purchase plan is measured based upon the discount from market value.

     Stockholders' Rights Plan -- In May 1995, the Company's Board of Directors approved a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, the Board of Directors declared a dividend distribution of a Series B Preferred Stock purchase right (a "Right") on each share of the Company's common stock (a "Common Share") outstanding on July 24, 1995, and each Common Share issued thereafter. Upon becoming exercisable, each Right will entitle its holder to purchase 1/1000(th) of a share of Series B Preferred Stock at an exercise price of $65.00. The Rights are not exercisable or transferable apart from the Common Shares unless certain events occur, including a public announcement that a person has acquired or announced a tender or exchange offer to acquire 15% or more of the outstanding Common Shares. Unless the Rights are redeemed, in the event that an Acquiring Person acquires 15% or more of the outstanding Common Shares (other than pursuant to a tender offer deemed fair by the Company's Board of Directors), each Right not held by the Acquiring Person will entitle the holder to purchase for the exercise price that number of Common Shares (or other shares or assets) having market value equal to two times the exercise price of the Right. In the event that (i) the Company is acquired in a merger or business combination in which the Company is not the surviving corporation or in which the Common Shares are exchanged for stock or assets of another entity, or (ii) 50% or more of the Company's consolidated assets or earning power is sold, each Right not held by an Acquiring Person will entitle the holder to purchase for the exercise price that number of shares of common stock of the acquiring company having a market value equal to two times the exercise price. The Rights are redeemable, in whole but not in part, at the Company's option, at $0.01 per Right at any time prior to becoming exercisable and in certain other circumstances. The Rights expire in 2005 unless they have been earlier redeemed or exchanged.

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

12. EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution plan which is available to substantially all full-time employees of the Company. During 1995 and future periods, the Company is obligated to contribute a certain percentage of all employee contributions with limits specified by the Plan. Contributions to the Plan in the years ended December 27, 1996, January 2, 1998 and January 1, 1999 were $99,000, $307,000 and $387,000, respectively.

13. INCOME TAXES

     Pretax income from continuing operations for the three years in the period ended January 1, 1999 was subject to income tax in the following jurisdictions:

                                                YEAR ENDED
                                ------------------------------------------
                                DECEMBER 27,    JANUARY 2,     JANUARY 1,
                                    1996           1998           1999
                                ------------    -----------    -----------
Domestic......................   $5,402,000     $11,474,000    $21,270,000
Foreign.......................     (422,000)       (756,000)      (345,000)
                                 ----------     -----------    -----------
Pretax income (loss)..........   $4,980,000     $10,718,000    $20,925,000
                                 ==========     ===========    ===========

     Significant components of the provision for income taxes are as follows:

                                                        YEAR ENDED
                                        ------------------------------------------
                                        DECEMBER 27,    JANUARY 2,     JANUARY 1,
                                            1996           1998           1999
                                        ------------    -----------    -----------
Current:
Federal...............................  $ 1,521,000     $ 4,577,000    $ 4,142,000
Foreign...............................       10,000          20,000         30,000
State.................................      453,000         510,000        367,000
                                        -----------     -----------    -----------
                                          1,984,000       5,107,000      4,539,000
Effect of nonqualified stock option
  exercises upon income taxes
  currently payable...................      994,000       1,276,000      4,972,000
Deferred:
Federal...............................   (1,008,000)     (1,970,000)    (1,545,000)
Foreign...............................           --              --             --
State.................................     (308,000)       (384,000)       (84,000)
                                        -----------     -----------    -----------
                                         (1,316,000)     (2,354,000)    (1,629,000)
                                        -----------     -----------    -----------
                                        $ 1,662,000     $ 4,029,000    $ 7,882,000
                                        ===========     ===========    ===========

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

     The components of deferred tax assets (liabilities) at January 2, 1998 and January 1, 1999 are as follows:

                                    JANUARY 2, 1998           JANUARY 1, 1999
                                 ----------------------    ----------------------
                                  FEDERAL       STATE       FEDERAL       STATE
                                 ----------    --------    ----------    --------
Deferred tax assets:
Accrued warranties.............  $  836,000    $138,000    $  990,000    $159,000
NOL carryforwards..............     385,000      63,000       502,000      21,000
Accrued vacation...............     230,000      38,000       350,000      57,000
Allowance for doubtful
  accounts.....................   2,125,000     351,000     3,095,000     498,000
Other accrued liabilities......     641,000     104,000            --          --
Reserve for obsolete
  inventory....................     625,000     103,000       524,000      86,000
Other..........................     113,000      51,000       409,000          --
Current deferred state income
  taxes........................          --          --      (287,000)         --
                                 ----------    --------    ----------    --------
                                  4,955,000     848,000     5,583,000     821,000
Deferred Tax Liabilities:
Depreciation...................    (659,000)   (109,000)     (232,000)    (39,000)
Unrealized gain on
  securities...................    (687,000)    (68,000)     (546,000)    (95,000)
Deferred state income taxes....    (214,000)         --        47,000          --
                                 ----------    --------    ----------    --------
Net deferred tax assets........   3,395,000     671,000     4,852,000     687,000
Valuation allowance............    (229,000)    (41,000)           --          --
                                 ----------    --------    ----------    --------
  Total........................  $3,166,000    $630,000    $4,852,000    $687,000
                                 ==========    ========    ==========    ========

     A reconciliation of the Company's provision for income taxes for 1996, 1997 and 1998 to the U.S. Federal Statutory rates is as follows:

                                                         YEAR ENDED
                                          ----------------------------------------
                                          DECEMBER 27,    JANUARY 2,    JANUARY 1,
                                              1996           1998          1999
                                          ------------    ----------    ----------
Provision for income taxes at U.S.
  statutory rates.......................   $2,217,000     $3,751,000    $7,324,000
State taxes, net of Federal benefit.....       94,000        209,000       655,000
Non-deductible expenses.................      112,000        136,000        99,000
Foreign loss not usable.................      148,000        257,000       121,000
Reduction of valuation allowance........     (653,000)      (645,000)     (270,000)
Other...................................     (256,000)       321,000       (47,000)
                                           ----------     ----------    ----------
                                           $1,662,000     $4,029,000    $7,882,000
                                           ==========     ==========    ==========

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

14. OPERATING SEGMENTS AND OPERATIONS BY GEOGRAPHIC AREA

     In June, 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," which requires public companies to report certain information about operating segments in complete sets of financial statements and in condensed financial statements of interim periods issued to stockholders. SFAS 131 was adopted by the Company for the year ended on January 1, 1999.

     The Company has organized its operating segments around differences in products offered. The Company conducts business in two operating segments; diabetes products and pharmaceutical products. The diabetes products operating segment generates revenues from the following three separate product lines; external pumps and related disposable products, implantable pumps, and other diabetes supplies. These product lines are aggregated into the diabetes products operating segment as the nature of the products and production processes, the type of customers, the distribution channels and the nature of the regulatory environment are similar. The pharmaceutical products operating segment derives its revenues from the distribution of prescription drugs to treat a number of medical conditions, including diabetes, HIV/AIDS and renal failure.

     In the following tables, net sales by operating segment and geographic area include both sales to customers, as reported in the Consolidated Statements of Income at sales prices which approximate market.

                                            FISCAL YEAR                  THREE MONTHS    THREE MONTHS
                             -----------------------------------------       ENDED           ENDED
    OPERATING SEGMENTS          1996           1997           1998       APRIL 3, 1998   APRIL 2, 1999
    ------------------       -----------   ------------   ------------   -------------   -------------
                                                                                  (UNAUDITED)
Net sales
  Pharmaceutical
    products...............  $ 9,338,000   $ 11,810,000   $  8,882,000    $ 3,033,000    $  1,171,000
  Diabetes products........   67,058,000     87,682,000    129,695,000     23,333,000      39,740,000
                             -----------   ------------   ------------    -----------    ------------
  Total....................   76,396,000     99,492,000    138,577,000     26,366,000      40,911,000
Operating profit (loss)
  Pharmaceutical
    products...............   (1,846,000)    (2,145,000)    (1,378,000)        76,000        (125,000)
  Diabetes products........    5,927,000     11,249,000     20,847,000      3,298,000       5,903,000
                             -----------   ------------   ------------    -----------    ------------
  Total operating profit...    4,081,000      9,104,000     19,469,000      3,374,000       5,778,000
                             -----------   ------------   ------------    -----------    ------------
Interest expense...........     (163,000)      (237,000)       (47,000)            --         (46,000)
Other income...............    1,062,000      1,851,000      1,503,000        291,000         340,000
                             -----------   ------------   ------------    -----------    ------------
Income before income
  taxes....................  $ 4,980,000   $ 10,718,000   $ 20,925,000    $ 3,665,000    $  6,072,000
                             ===========   ============   ============    ===========    ============
Identifiable assets
  Pharmaceutical
    products...............  $ 2,596,000   $  3,890,000   $  4,458,000    $ 4,366,000    $  4,924,000
  Diabetes products........   61,828,000    101,929,000    153,194,000     92,908,000     155,976,000
                             -----------   ------------   ------------    -----------    ------------
  Total....................  $64,424,000   $105,819,000   $157,652,000    $97,274,000    $160,900,000
                             ===========   ============   ============    ===========    ============

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

     Capital expenditures and depreciation expense related to the Company's pharmaceutical products operations are not material compared to its diabetes products operations for the three years presented.

                                            FISCAL YEAR                  THREE MONTHS    THREE MONTHS
                             -----------------------------------------       ENDED           ENDED
     GEOGRAPHIC AREAS           1996           1997           1998       APRIL 3, 1998   APRIL 2, 1999
     ----------------        -----------   ------------   ------------   -------------   -------------
                                                                                  (UNAUDITED)
NET SALES
  North America............  $70,885,000   $ 92,946,000   $127,981,000    $24,261,000    $ 37,999,000
  Europe...................    5,511,000      6,546,000     10,596,000      2,105,000       2,912,000
                             -----------   ------------   ------------    -----------    ------------
  Consolidated.............  $76,396,000   $ 99,492,000   $138,577,000    $26,366,000    $ 40,911,000
                             ===========   ============   ============    ===========    ============
OPERATING INCOME (LOSS)
  North America............  $ 4,335,000   $  9,773,000   $ 20,099,000    $ 3,525,000    $  6,185,000
  Europe...................     (254,000)      (669,000)      (630,000)      (151,000)       (407,000)
                             -----------   ------------   ------------    -----------    ------------
  Consolidated.............  $ 4,081,000   $  9,104,000   $ 19,469,000    $ 3,374,000    $  5,778,000
                             ===========   ============   ============    ===========    ============
IDENTIFIABLE ASSETS AT END
  OF PERIOD
  North America............  $60,947,000   $100,981,000   $149,768,000    $92,093,000    $152,953,000
  Europe...................    3,477,000      4,838,000      7,884,000      5,181,000       7,947,000
                             -----------   ------------   ------------    -----------    ------------
  Consolidated.............  $64,424,000   $105,819,000   $157,652,000    $97,274,000    $160,900,000
                             ===========   ============   ============    ===========    ============

15. SUBSEQUENT EVENTS

     On March 15, 1999, the Company announced a 2-for-1 stock split, in the form of a stock dividend, to result in the issuance of one additional share of common stock for every share of common stock outstanding. The stock split was effective April 1, 1999 for holders of record at the close of business on that date and will be distributed on April 16, 1999. In accordance with SFAS 128, "Earnings per Share," the Company has recorded the effects of this stock split on share and per share amounts for all periods presented.

     The Company is currently negotiating final details with respect to a financing transaction pursuant to which it expects to enter into several agreements in conjunction with its plans to construct a $65.0 million corporate headquarters, research and development and manufacturing facility on the campus of California State University, Northridge. The Company expects the transaction to be structured as a synthetic lease financing for this facility and, in a related transaction, to obtain a revolving line of credit to borrow up to $15 million. In connection with these financing transactions, the Company expects to pledge substantially all of its assets as collateral security, and to be subject to various affirmative and negative covenants regarding the conduct of its business. These arrangements could adversely affect the Company's ability to obtain additional capital or acquire additional capital resources. The synthetic lease will have a term of five years, with two one-year renewal options. The underlying ground lease has a term of 40 years with

                                  MINIMED INC.

       YEARS ENDED DECEMBER 27, 1996, JANUARY 2, 1998 AND JANUARY 1, 1999 AND (UNAUDITED) THE THREE MONTHS ENDED APRIL 3, 1998 AND APRIL 2, 1999

renewal options for up to an additional 40 years. Under these arrangements, the Company will be committed to annual payments ranging from $4.5 million to $5.0 million commencing sometime during the second half of 2000. Additionally, the Company is committed to payments of $550,000 during 1999 and to annual payments in future periods of approximately $450,000, plus periodic cost of living adjustments, per the terms of the ground lease for the Northridge property. These lease payments will be recorded as rent expense in future periods.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDER IS OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF MINIMED INC. COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE MINIMED COMMON STOCK.

                               TABLE OF CONTENTS

Prospectus Summary...................    1

Risk Factors.........................    6

Recent Developments..................   15

Use Of Proceeds......................   18

Selling Stockholder..................   18

Price Range of Common Stock..........   19

Dividend Policy......................   19

Capitalization.......................   20

Selected Consolidated Financial
  Data...............................   21

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   23

Business.............................   37

Management...........................   66

Principal Stockholders...............   74

Plan of Distribution.................   76

Legal Matters........................   76

Experts..............................   76

Where You Can Find More Information..   77

Index To Financial Statements........  F-1

Independent Auditor's Report.........  F-2

PRELIMINARY PROSPECTUS                                             June   , 1999
                                1,000,000 Shares

                                 [MINIMED LOGO]

                                  Common Stock

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated fees and expenses payable by MiniMed Inc. in connection with the issuance and distribution of the securities registered:

Registration fee............................................  $ 19,930
The Nasdaq National Market fees.............................         0
Printing, duplicating and engraving expenses................    10,000
Legal fees and expenses, other than Blue Sky................    50,000
Transfer Agent and Registrar fees...........................     2,500
Accounting fees and expenses................................    10,000
Blue sky fees and expenses..................................     5,000
Miscellaneous...............................................    50,000
                                                              --------
  Total.....................................................  $147,430
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify our officers and directors under some circumstances from liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933. Our charter and bylaws and the indemnification agreements between us and our officers and directors provide, in effect, that, to the fullest extent and under the circumstances permitted by
Section 145 of the DGCL, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is our director or officer or is or was serving at our request as a director or officer of another corporation or enterprise. We may, in our discretion, similarly indemnify our employees and agents. The charter relieves our directors from monetary damages to our stockholders or us for breach of such director's fiduciary duty as directors to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violation of specific provisions in the DGCL imposing some requirements with respect to stock repurchases, redemption and dividends, or (v) for any transactions from which the director derived an improper personal benefit. Depending upon the character of the proceedings, under Delaware law, we may indemnify against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that directors or officers have been successful in the defense of any action, suit or proceeding referred to above, we will be obligated to indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred in connection therewith. We will continue to maintain our director and officer liability insurance policy in the amount of at least $ million.

ITEM 16. EXHIBITS.

     See the Exhibit Index attached to this Registration Statement and incorporated by reference.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sylmar, State of California, on June 18, 1999.

                                          MINIMED INC.

                                          By:       /s/ ERIC S. KENTOR
                                             -----------------------------------
                                                       Eric S. Kentor
                                                   Senior Vice President,
                                                General Counsel and Secretary
Dated: June 18, 1999

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Eric S. Kentor and Terrance H. Gregg, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

  Dated: June 18, 1999             /s/ ALFRED E. MANN
                                   ---------------------------------------------------
                                   Alfred E. Mann
                                   Chairman of the Board and Chief Executive Officer
                                   (Principal Executive Officer)

  Dated: June 18, 1999             /s/ TERRANCE H. GREGG
                                   ---------------------------------------------------
                                   Terrance H. Gregg
                                   President and Chief Operating Officer

  Dated: June 18, 1999             /s/ KEVIN R. SAYER
                                   ---------------------------------------------------
                                   Kevin R. Sayer
                                   Senior Vice President, Finance and
                                   Chief Financial Officer
                                   (Principal Financial Officer and
                                   Principal Accounting Officer)

  Dated: June 18, 1999             /s/ DAVID CHERNOF, M.D.
                                   ---------------------------------------------------
                                   David Chernof, M.D.
                                   Director

  Dated: June 18, 1999             /s/ WILLIAM R. GRANT
                                   ---------------------------------------------------
                                   William R. Grant
                                   Director

  Dated: June 18, 1999
                                   ---------------------------------------------------
                                   David H. MacCallum
                                   Director

  Dated: June 18, 1999             /s/ THOMAS R. TESTMAN
                                   ---------------------------------------------------
                                   Thomas R. Testman
                                   Director

  Dated: June 18, 1999             /s/ JOHN C. VILLFORTH
                                   ---------------------------------------------------
                                   John C. Villforth
                                   Director

  Dated: June 18, 1999             /s/ CAROLYNE DAVIS
                                   ---------------------------------------------------
                                   Carolyne Davis
                                   Director

                                 EXHIBIT INDEX

                                                                      SEQUENTIALLY
EXHIBIT                                                                 NUMBERED
NUMBER                           DESCRIPTION                              PAGE
-------                          -----------                          ------------
  4.1     Specimen Certificate of Common Stock (previously filed as
          Exhibit 4.1 to the Company's Registration Statement on
          Form S-I, Registration No. 33-927 10, on July 21, 1995,
          and incorporated herein by reference).....................
  4.2     Registration Rights Agreement dated as of November 5, 1998 by and among Medtronic Asset Management Inc. and MiniMed
          Inc. (previously filed as Exhibit 4.2 to the Company's
          Registration Statement on Form S-3, Registration No.
          333-80527, on June 11, 1999, and incorporated herein by
          reference)................................................
  5.1     Opinion of Gibson, Dunn & Crutcher LLP....................
 23.1     Consent of Deloitte & Touche LLP..........................
 23.2     Consent of Gibson, Dunn & Crutcher LLP (included in
          Exhibit 5.1)..............................................
 24.1     Power of Attorney (included as part of signature page)....
 27.1     Financial Data Schedule...................................